
09002545

NBTY INC.



Softgel Manufacturing

LEADING MANUFACTURER OF HIGH QUALITY NUTRITIONAL SUPPLEMENTS.


Osteo Bi-Flex
Ester-C

Osteo Bi-Flex® and Ester-C®

MARKETERS OF THE BEST KNOWN SUPPLEMENT BRANDS IN THE BUSINESS.


LEINER

Leiner Health Products – Acquired July 2008

GROWTH THROUGH STRATEGIC INDUSTRY ACQUISITIONS.


NATURE'S BOUNTY
HIGH-POTENCY
VITAMIN
D-1000
NATURE'S BOUNTY
OMEGA-3, OMEGA-6
FISH OIL
1200 mg
ELIMINATE MERCURY
NATURE'S BOUNTY
Co Q-10

Nature's Bounty; Fish Oil, Vitamin D and Co Q-10

THE MOST POPULAR CUTTING EDGE NUTRITIONAL FORMULAS.

During fiscal 2008, we continued our efforts to consummate strategic acquisitions across the industry and around the world. On July 14, 2008, we completed the acquisition of Leiner Health Products, Inc., a leading manufacturer of store brand vitamins, minerals and nutritional supplements. This acquisition, which includes Leiner's U.S. store brand vitamins, minerals and supplements products and Vita Health Products, Inc., Leiner's Canadian subsidiary, enhances NBTY's leadership position in the wholesale market sector and strengthens our ability to provide continuous product supply to customers. This acquisition also expanded our manufacturing capabilities with four facilities in California, one in North Carolina and one in Canada, increasing our manufacturing and warehouse footprint from approximately 4 million square feet to more than 5.7 million square feet. In conjunction with this acquisition, the Company entered into a $625 million secured credit facility, consisting of an existing $325 million revolving credit facility and a new $300 million five-year term loan.

On September 16, 2008, we acquired 346 Julian Graves stores in the U.K. Julian Graves is a U.K. specialty food retailer with annual sales of approximately $120 million. This acquisition expanded our European Retail division from 647 to 993 retail locations. The U.K. Office of Fair Trading is investigating this acquisition to determine whether it creates a realistic prospect of substantially reducing competition in the U.K., or in a substantial part of the U.K. Pending the outcome of this investigation, we have not integrated the Julian Graves business with our existing U.K. operations.

During fiscal 2008, we repurchased approximately 6.7 million shares of our common stock, totaling approximately $188 million, as part of our publicly announced share repurchase program.

Looking Forward to 2009

Fiscal 2008 was a tough year for the economy. Nevertheless, as evidenced by the independent Nielsen survey data for 2008, the nutritional supplement market place continued to demonstrate its resilience. As a result, our balance sheet remains strong. At September 30, 2008, working capital was $573 million with total assets of $1.9 billion. Further, while our gross profit percentage decreased, we continued to increase our market share and our net sales. We remain confident in the long-term outlook for NBTY. We will continue to pursue our winning strategy of delivering high quality, innovative, nutritional supplements with the best value to our customers.

On behalf of the Board of Directors and management of NBTY, I want to thank our shareholders for their continued support and our worldwide associates for their unwavering commitment and dedication. We look forward to sharing our future success with you.

Sincerely,



Scott Rudolph
Chairman and CEO

January 9, 2009

Dear Fellow Shareholders:

Fiscal 2008 proved to be a difficult year for us. Although our net sales increased $165 million, an 8% increase, to approximately $2.2 billion, our net income decreased by $55 million to $153 million from $208 million the previous year. On a per diluted share basis, net income was $2.33 for fiscal 2008, compared to $3.00 for fiscal 2007. This decline in net income was caused by multiple issues, including lower gross profit margins, Leiner acquisition-related integration costs, weak sales in our European Retail operations, investment in information technology infrastructure and various other inflationary pressures.

Our overall gross profit decreased to 49.4% in fiscal 2008, from 52% in fiscal 2007. This decline was due to higher raw material and other manufacturing costs and supply/demand pressures, which we did not pass on to our customers during 2008. We try to be the last to increase our prices and the first to reduce them when market conditions permit.

Net sales in our Wholesale/US Nutrition division increased by $184 million, or 19%, to $1.2 billion, thanks, in part, to our acquisition of Leiner. However, gross profit for this division decreased to 38%, compared to 41% for the prior year. Leiner operations contributed net sales of $93 million for fiscal 2008 from our acquisition in July 2008 through the end of fiscal 2008. The increase in our net sales also reflects our continued efforts to quickly introduce unique high-quality new products, our continued international expansion, and brand building promotional activity. In our Wholesale/US Nutrition division we intend to leverage our leadership by continuing to increase our domestic market share and by penetrating the international wholesale market.

Through our Direct Response/E-Commerce division, Puritan's Pride, we offer a full line of vitamins and nutritional supplements at competitive prices. Our automated order fulfillment technology allows us to execute orders accurately and rapidly, typically within 24 hours of receipt. Our customer service is unsurpassed. Our revenues in this division increased 9%, to $211 million from $194 million. However, the gross profit percentage for this division decreased 2% as a result of the initiatives we undertook to transform this division to be a more internet based, cutting edge business. To this end, we decreased prices, and we did not pass onto our customers the increases in raw material costs that we incurred. We also increased marketing and advertising costs by $11 million as we fought hard to gain market share. We are proud to report that despite the deluge of internet marketing companies, we remain a leader in the Direct Response and E-Commerce sectors. In fiscal 2009, our Direct Response/E-Commerce division plans to focus on reducing costs to enhance profitability and to increase internet sales by continuing to incorporate new technologies. Since our customer is always the cornerstone of our business, we intend to continue to increase the number of products available through our catalog and websites to be certain that our customers have complete and easy access to the complete portfolio of our beneficial products.

Reflecting the difficult worldwide retail environment, fiscal 2008 was a slow year for both our North American and European Retail segments. North American Retail revenues decreased 7%, from $223 million to $208 million, and same store sales decreased 4%. European Retail net sales decreased 3%, from $620 million to $600 million, and same store sales decreased 6%. The North American Retail division continues to focus on optimizing product mix, enhancing visual merchandising and increasing customer traffic. We expect these efforts to improve the retail productivity of our existing retail base. The European Retail division continues to leverage its premier status, high street locations and brand awareness to generate sales. In European Retail operations, we look forward to extending the Holland & Barrett name by franchising stores throughout the world, and integrating Julian Graves stores into our operations with the approval of the U.K. Office of Fair Trading.

GREEN BY OUR VERY NATURE.

Long before "eco-friendly" became a popular topic, NBTY was working to help keep our planet "green." Over our 35 year history we have employed many earth-healthy practices, including the use of recyclable bottles, printing our labels with 100% water-based inks and deploying energy saving technologies in all of our facilities worldwide.

This commitment to "going green" is not a new one for NBTY, but with the help of our customers, suppliers and dedicated NBTY Associates, it has become a broader and more comprehensive one. As we continue to explore and implement these initiatives here at NBTY, I would encourage each of you to adopt eco-friendly practices that, when added together, can make a big difference in your pursuit of a healthy lifestyle.



SCOTT RUDOLPH,
CHAIRMAN & CEO, NBTY, INC.


NEEP

"CLEAN, LEAN AND GREEN GROWTH."

May 2008 - NBTY was honored by Northeast Energy Efficiency Partnership as a Business Leader for Energy Efficiency. Outfitting our facilities with energy efficient climate and lighting systems has helped reduce energy usage by 825,000 kilowatt-hours.


Go Green Initiative

"JOINING THE GO GREEN INITIATIVE."

As part of the Go Green Initiative, a comprehensive education and awareness program designed to create a culture of environmental responsibility among students, NBTY is paving a greener path for future generations.


TREES for the FUTURE

"CLEANING UP THE ATMOSPHERE ONE TREE AT A TIME."

Trees for the Future has planted over 50 million trees, removing approximately one million tons of carbon dioxide from the atmosphere each year. The company's Nature's Bounty brand has joined this cause, with the goal of planting another million more trees by 2010.


Healthy You.
Healthy Earth.

"HEALTHY YOU. HEALTHY EARTH."

Keeping people healthy is what we do. Working towards a healthier planet strengthens this mission. By recycling everything from office paper, to packaging materials to computers, NBTY is working towards a greener and healthier planet.

Shareholders Letter Inside ▶

NBTY, INC.

** IMPORTANT NOTICE **

Regarding the Availability of Proxy Materials

You are receiving this communication because you hold shares in the above company, and the materials you should review before you cast your vote are now available.

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to access and review all the important information contained in the proxy materials before voting.



NBTY, INC.
2100 SMITHTOWN AVE.
RONKONKOMA, NY 11779

R1NBT1

Stockholders Meeting to be held on February 27, 2009

Proxy Materials Available

- Notice and Proxy Statement
- Annual Report

PROXY MATERIALS - VIEW OR RECEIVE

You can choose to view the materials via the internet or receive a paper or e-mail copy. There is NO charge for requesting a copy. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

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See the Reverse Side for Meeting Information and Instructions on How to Vote.

Meeting Information

Meeting Type: Annual
Meeting Date: 02/27/09
Meeting Time: 10:00 A.M. ET
For holders as of: 01/06/09

Meeting Location:

NBTY, Inc.
2100 Smithtown Ave.
Ronkonkoma, NY 11779

Meeting Directions:

For Meeting directions, please call the Company's General Counsel's office at (631) 218-7327.

How To Vote



Vote In Person

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Vote By Internet

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Voting Items

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2 AND 3.

1. ELECTION OF DIRECTORS

   Nominees:

   01) Aram G. Garabedian
   02) Neil H. Koenig

2. APPROVAL OF THE NBTY, INC. 2009 EQUITY AWARDS PLAN.

3. RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2009.

4. IN THEIR DISCRETION, UPON SUCH OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
for the fiscal year ended September 30, 2008.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
for the transition period from to .

Commission file number 001-31788


NBTY
INC.

NBTY, Inc.
(Exact name of registrant as specified in charter)

DELAWARE	**11-2228617**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2100 Smithtown Avenue Ronkonkoma, New York	**11779**
(Address of principal executive offices)	(Zip Code)

(631) 567-9500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, par value $0.008 per share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated filer ☐ Non-Accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act rule 12b-2).
Yes ☐ No ☒

The aggregate market value of the common stock of the Registrant held by non-affiliates of the Registrant as of March 31, 2008 was approximately $1,599,855,000. For purposes of the foregoing calculation only, all directors, executive officers and the Employee Stock Ownership Plan have been deemed affiliates of the Registrant. The number of shares of Common Stock of the Registrant outstanding at November 18, 2008 was approximately 61,599,000.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the Registrant's definitive proxy statement for the Annual Meeting of Stockholders, which is expected to be filed within 120 days after the Registrant's fiscal year ended September 30, 2008, are incorporated by reference into Part III hereof.

NBTY, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008
TABLE OF CONTENTS

	Caption	Page
	PART I	
Forward-Looking Statements		1
Item 1.	**Business**	2
	General	2
	Business Strategy	3
	Operating Segments	5
	Employees and Advertising	7
	Manufacturing, Distribution and Quality Control	7
	Research and Development	8
	Competition; Customers	9
	Government Regulation	9
	International Operations	15
	Trademarks and Patents	15
	Raw Materials	16
	Seasonality	16
Item 1A.	**Risk Factors**	17
Item 1B.	**Unresolved Staff Comments**	25
Item 2.	**Properties**	25
Item 3.	**Legal Proceedings**	28
Item 4.	**Submission of Matters to a Vote of Security Holders**	29
	PART II	
Item 5.	**Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**	30
	Price Range of Common Stock	30
	Dividend Policy	30
	Issuer Purchases of Equity Securities	31
	Comparison of 5 Year Cumulative Total Return	31
Item 6.	**Selected Financial Data**	32
Item 7.	**Management's Discussion and Analysis of Financial Condition and Results of Operations**	33
	Background	33
	Recent Acquisitions	34
	Critical Accounting Estimates and Policies	34
	Results of Operations	38
	Liquidity and Capital Resources	48
	Debt Agreements	50
	Off-Balance Sheet Arrangements	53
	Contractual Obligations	53
	Seasonality	54

	Caption	Page
	Foreign Currency	54
	Inflation	55
	Recent Accounting Developments	55
Item 7A.	**Quantitative and Qualitative Disclosures About Market Risk**	56
Item 8.	**Financial Statements and Supplementary Data**	57
Item 9.	**Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**	57
Item 9A.	**Controls and Procedures**	57
Item 9B.	**Other Information**	58
	PART III	
Item 10.	**Directors, Executive Officers and Corporate Governance**	58
Item 11.	**Executive Compensation**	58
Item 12.	**Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**	58
Item 13.	**Certain Relationships and Related Transactions, and Director Independence**	59
Item 14.	**Principal Accounting Fees and Services**	59
	PART IV	
Item 15.	**Exhibits and Financial Statement Schedules**	60
	Index to Consolidated Financial Statements and Schedule	63
	Report of Independent Registered Public Accounting Firm	F-1
	Financial Statements	F-3
	Financial Statement Schedule	S-1
Signatures		
Exhibits		

PART I

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Report, the words "subject to," "believe," "expect," "plan," "project," "estimate," "intend," "may," "should," "can," or "anticipate," or the negative thereof, or variations thereon, or similar expressions are intended to identify forward-looking statements, which are inherently uncertain. Similarly, discussions of strategy, although believed to be reasonable, are also forward-looking statements and are inherently uncertain.

All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from projected results. Factors which may materially affect such forward-looking statements include:

- *slow or negative growth in the nutritional supplement industry;*
- *interruption of business or negative impact on sales and earnings due to acts of God, acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service;*
- *our inability to retain customers of companies (or mailing lists) recently acquired;*
- *increased competition;*
- *increased costs;*
- *loss or retirement of key members of our management;*
- *increases in the cost of borrowings or unavailability of additional debt or equity capital, or both;*
- *unavailability of, or inability to consummate, advantageous acquisitions in the future, including those that may be subject to bankruptcy court approval, or our inability to integrate acquisitions into the mainstream of our business;*
- *changes in general economic and political conditions in the markets in which we may compete from time to time or worldwide;*
- *our inability to gain or hold market share of our wholesale or retail customers anywhere in the world;*
- *our inability to obtain or renew insurance or to manage insurance costs;*
- *our exposure to and expense of defending and resolving product liability claims, intellectual property claims and other litigation;*
- *our inability to implement our business strategy successfully;*
- *our inability to manage our retail, wholesale, manufacturing or other operations efficiently;*
- *consumer acceptance of our products due to adverse publicity regarding nutritional supplements;*
- *our inability to renew leases for our retail locations;*
- *the inability of our retail stores to attain or maintain profitability;*
- *the absence of clinical trials for many of our products;*
- *sales and earnings volatility or trends for us and our market segments;*
- *the efficacy of our internet and on-line sales and marketing strategies;*
- *fluctuations in foreign currencies, including the British pound sterling, the euro, the Canadian dollar and the Chinese yuan;*

- *import-export controls on sales to foreign countries;*
- *our inability to secure favorable new sites for, and delays in opening, new retail and manufacturing locations;*
- *introduction of, and compliance with, new federal, state, local or foreign legislation or regulation, or adverse determinations by regulators anywhere in the world (including the banning of products) and, more particularly, Good Manufacturing Practices in the United States and the Food Supplements Directive and Traditional Herbal Medicinal Products Directive in Europe;*
- *the mix of our products and the profit margins thereon;*
- *the availability and pricing of raw materials;*
- *adverse effects on us of increased energy prices and potentially reduced traffic flow to our retail locations;*
- *adverse tax determinations;*
- *the loss of a significant customer;*
- *risk factors discussed elsewhere in this Report; and*
- *other factors beyond our control.*

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. Readers are cautioned not to place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

Industry data used throughout this Report were obtained from industry publications and internal company estimates. While we believe such information to be reliable, its accuracy has not been independently verified and cannot be guaranteed.

Item 1. Business

General

NBTY, Inc. (together with its subsidiaries, the "Company," "NBTY," "we," or "us") is a leading global vertically integrated manufacturer, marketer and retailer of a broad line of high quality, value-priced nutritional supplements in the United States and throughout the world. We market approximately 25,000 products under numerous brands, including Nature's Bounty®, Vitamin World®, Pure Protein®, Body Fortress®, Puritan's Pride®, Holland & Barrett®, Rexall®, Osteo Bi-Flex®, Flex-A-Min®, Knox®, Sundown®, MET-Rx®, WORLDWIDE Sport Nutrition®, American Health®, DeTuinen®, Le Naturiste™, SISU®, Solgar®, Physiologics® and Ester-C®. Our vertical integration includes the purchase of raw materials, formulation and manufacture of products, which we then market through the following four channels of distribution:

- Wholesale/US Nutrition operations—distribute products under various US Nutrition brand names and third party private labels, each targeting specific market groups that include mass market retailers, supermarkets, drugstore chains, pharmacies, health and natural food stores, bulk healthcare practitioners, wholesalers, distributors and international customers;
- North American Retail operations—include 441 Vitamin World and Nutrition Warehouse stores selling proprietary brand and third-party products in the United States and our Canadian operation of 81 Le Naturiste stores;

- European Retail operations—include 526 Holland & Barrett stores, 346 Julian Graves stores, and 31 GNC stores in the UK; 71 DeTuinen stores in the Netherlands; and 19 Nature's Way stores in Ireland, each selling proprietary brand and third-party products; and
- Direct Response/E-Commerce operations—include the sale of proprietary brand and third-party products primarily through mail order catalogs and the internet.

At September 30, 2008, we manufactured approximately 90% of the nutritional supplements we sold.

The Company was incorporated in Delaware in 1979 under the name Nature's Bounty, Inc. On March 26, 1995, we changed our name to NBTY, Inc. Our principal executive offices are located at 2100 Smithtown Avenue, Ronkonkoma, New York 11779, our telephone number is (631) 567-9500, and our website is *www.nbty.com*. Our UK subsidiary, NBTY Europe, Ltd. ("NBTY Europe") has its principal executive offices in Nuneaton, UK, and our Dutch subsidiary, De Tuinen, B.V., has its principal executive offices in Beverwijk, Netherlands.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports filed or furnished under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available at no cost on our website. We make these reports available as soon as reasonably practicable after we file them electronically with the Securities and Exchange Commission (the "SEC").

Business Strategy

The Company targets the growing number of value-conscious consumers by offering high-quality products at a value price. Our objectives are to increase sales, improve manufacturing efficiencies, increase profitability and strengthen our market position through the following key strategies.

Expand and Improve Existing Channels of Distribution. We plan to continue expanding and improving our existing channels of distribution through aggressive marketing and synergistic acquisitions, to the extent available on terms acceptable to us, to increase our sales and profitability and enhance our overall market share. Specific plans to expand channels of distribution include the following.

- *Increase Wholesale Sales in the United States and in Foreign Markets.* We intend to strengthen our wholesale business by continuing to increase sales in our health and natural food, drug, mass merchandising and wholesale club channels by (i) increasing consumer demand for our products through updated websites, continued customer education and enhanced consumer advertising; (ii) increasing revenues from existing customers through strong promotional and training activities, aggressive introduction of new and innovative products and increasing and enhancing product assortments in the majority of our retailers; (iii) increasing shelf space in major retailers; (iv) leveraging the advertising and promotion of our major specialty brands, such as Osteo Bi-Flex®, MET-Rx®, Flex-A-Min®, Knox®, and Ester-C®; and (v) increasing our private label revenue with new customers and timely product deliveries and new product introductions. In addition, we continue to seek new distribution alliances throughout the world for our products, while enhancing and strengthening our existing relationships with our retail partners.
- *Improve the Profitability of Retail Sales in North America.* We intend to continue focusing on the development of a nationwide chain of profitable retail stores in the United States and Canada. To that end, at September 30, 2008, we operated 441 Vitamin World and Nutrition Warehouse retail stores in regional and outlet malls throughout the United States, and 81 Le Naturiste retail stores throughout Quebec and New Brunswick, Canada. During fiscal 2008, we opened eight new Vitamin World stores and closed 24 underperforming Vitamin World stores. We also opened one Le Naturiste store. As a result, as of September 30, 2008, we operated 16 fewer

Vitamin World stores and one more Le Naturiste store than at September 30, 2007. Although we plan to open up to 20 new Vitamin World stores and one Le Naturiste store during the 2009 fiscal year, we may close up to 13 existing Vitamin World stores during that time. There are 94 Vitamin World retail store leases due to expire during the 2009 fiscal year, and, in an effort to improve profitability, any store whose lease cannot be renegotiated on favorable terms may be closed when its lease expires. We maintain our Savings Passport Card, a customer loyalty program that we believe increases customer traffic and provides incentives to purchase at Vitamin World stores. The Savings Passport Card also helps us track customer preferences and purchasing trends. At the end of fiscal 2008, we had approximately 10 million Savings Passport Card members. In addition, the *www.vitaminworld.com* site permits customers to locate our retail stores, which we believe increases customer traffic.

- *Increase Retail Sales in the UK, Ireland and Europe.* We continue to selectively expand the number of our retail stores throughout the UK. At September 30, 2008, we had 526 Holland & Barrett stores, 346 Julian Graves stores and 31 GNC stores operating in the UK, and 19 Nature's Way stores operating in Ireland. During fiscal 2008, Holland & Barrett opened 19 new stores and relocated 12 stores. We acquired the 346 Julian Graves stores in the UK on September 16, 2008. In addition, at September 30, 2008, there were 71 De Tuinen retail stores operating in the Netherlands, including 22 franchise locations. During fiscal 2008, De Tuinen opened two new stores. We project that, during the next fiscal year, we will open approximately 15 new retail stores in the UK, Ireland and the Netherlands as we continue to evaluate opportunities to open additional stores in these regions.

- *Increase Direct Response/Puritan's Pride® Sales.* We expect to continue to strengthen the leading position of our Puritan's Pride brand in the direct response/e-commerce business by: (i) continuing to build brand and customer loyalty across catalog and internet channels; (ii) increasing e-commerce activity from a variety of online media channels, including search, e-mail marketing, affiliate marketing and shopping portals; (iii) focusing on enhanced retention and re-activation programs on-line and off-line, while testing new promotions to further improve response rates; (iv) improving the shopping experience available to our customers with website enhancements and call center system upgrades; (v) improving automated picking and packing to fulfill sales order requests with greater speed and accuracy; and (vi) increasing manufacturing capability to quickly introduce and deliver new products in response to customer demand. We also intend to continue our strategy of acquiring the customer lists, brand names and inventory of other mail order companies that have similar or complementary products that we believe we can integrate into our operations efficiently, without adding substantial overhead. We plan to continue introducing direct internet channels that support our brands, such as *www.puritan.com, www.vitamin.com, www.hollandandbarrett.com, www.gnc.co.uk, www.lenaturiste.com, www.detuinen.nl* and *www.vitaminworld.com*

Introduce Innovative New Products. We have consistently been among the first in the industry to introduce innovative products in response to new science and clinical studies, new technology and consumer preferences. Given the changing nature of consumer and retailer demand for new products and the continued publicity about the importance of vitamins, minerals and nutritional supplements in the promotion of general health, we believe that we will continue to maintain our core customer base and attract new health-conscious consumers based upon our ability to respond rapidly to consumer demand with innovative, high quality, value-oriented products.

Enhance Vertical Integration. We believe our vertical integration gives us a significant competitive advantage by allowing us to (i) maintain higher quality standards while lowering product costs, which we pass on to our customers as lower prices, (ii) respond to scientific and popular reports and consumer buying trends more quickly, (iii) meet customer delivery schedules more effectively and (iv) improve overall operating margins. We continually evaluate ways to enhance our vertical integration by leveraging purchasing, quality control, manufacturing, packaging, distribution, sales and marketing capabilities, and otherwise improving the efficiency of our operations.

Build Infrastructure to Support Growth. We have technologically advanced, state-of-the-art manufacturing and production facilities with total production capacity of approximately 63 billion tablets, capsules and softgels per year. We regularly evaluate our manufacturing operations and make investments in infrastructure, as necessary, to support our continuing growth. Our facilities have also been upgraded to comply with applicable GMP requirements. With the acquisition of certain assets of Leiner Health Products, Inc. ("Leiner"), including the acquisition of Vita Health Products, Inc., Leiner's Canadian subsidiary ("Vita Health"), we acquired a number of properties, including a manufacturing facility in Wilson, North Carolina, which we expect to become operational during fiscal 2009. See Item 2. "Properties."

Implement Strategic Acquisitions. In the normal course of our business, we seek global acquisition opportunities of companies that complement or extend our existing product lines, increase our market presence, expand our distribution channels, and are compatible with our business philosophy. We have successfully acquired approximately 30 companies or businesses since 1986, enabling us to expand our product lines and scope of distribution significantly. As part of this strategy, on July 14, 2008, we acquired substantially all the nutritional supplement assets of Leiner, and on September 16, 2008, we acquired Julian Graves Inc. ("Julian Graves"), a UK retailer of nuts, fruits and confectionary goods. For more information about our acquisitions, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the notes to our consolidated financial statements in this Report. We will continue to evaluate acquisition opportunities across industry segments and around the world.

Utilize Management Team Experience. Our management team has extensive experience in the nutritional supplement industry and has developed long-standing relationships with our suppliers and customers. Our executive officers have an average of over 15 years in the industry. We will continue to utilize the talent, experience and expertise of our management team to realize our goals.

Operating Segments

We operate in the nutritional supplement industry and are organized along our four channels of distribution, which are: Wholesale/US Nutrition, North American Retail, European Retail and Direct Response/E-Commerce. The following table sets forth the percentage of net sales for each of our operating segments:

	Fiscal Year Ended September 30		
	2008	2007	2006
Wholesale/US Nutrition	53%	48%	47%
North American Retail	9%	11%	13%
European Retail	28%	31%	30%
Direct Response/E-Commerce	10%	10%	10%
	100%	100%	100%

Additional information about our financial results by segment can be found in Note 22 to the consolidated financial statements in this Report.

Wholesale/US Nutrition. We market our products under various brand names, each targeting special market groups, which include leading mass merchandisers, drug store chains and supermarkets, wholesale clubs, independent pharmacies, health food stores, health food store wholesalers, the military and other retailers. We sell Nature's Bounty®, Rexall®, Sundown®, Osteo Bi-Flex®, MET-Rx®,

Flex-A-Min®, Knox®, and Ester-C® brands to mass merchandisers, drug store chains, drug wholesalers, supermarket chains and wholesalers. In addition, we manufacture private label brands for many leading retailers. We also sell directly to health and natural food stores under the Solgar®, SISU® and Good 'N Natural® brands, and sell products, including a specialty line of vitamins, to health food wholesalers under our American Health® brand. Additionally, we sell our Physiologics® brand products directly to healthcare practitioners. Over the past several years, we have expanded our international product sales of our US wholesale brands to include many countries throughout Europe, Asia, Latin America and the Middle East.

North American Retail. At the end of fiscal 2008, we operated 441 Vitamin World and Nutrition Warehouse retail stores in regional and outlet malls throughout the United States, and 81 Le Naturiste retail stores throughout Canada. Each store carries a full line of our branded products, as well as products manufactured by others. Nutritional supplement products that we manufactured accounted for approximately 64% of North American Retail's total sales in fiscal 2008. Our direct interaction with our retail customers helps us identify regional buying trends, customer preferences, product acceptances and price trends. We use this information in initiating sales programs and new product introductions for all our divisions. In addition, our direct response segment maintains the website *www.vitaminworld.com*, which permits our customers to purchase our nutritional supplements through the internet and to locate our retail stores.

European Retail. We generate revenue through the retail operations from 526 Holland & Barrett stores, 346 Julian Graves stores and 31 GNC stores in the UK, 19 Nature's Way stores in Ireland, and 71 DeTuinen stores in the Netherlands. Holland & Barrett, one of the UK's leading nutritional supplement retailers, markets a broad line of nutritional supplement products, including vitamins, minerals and other nutritional supplements. Our Nature's Way® product offerings are similar to those of Holland & Barrett. GNC (UK) stores specialize in vitamins, minerals and sports nutrition products. Julian Graves, which we acquired on September 16, 2008, is a UK retailer of nuts, fruits and confectionery goods. De Tuinen is a leading retailer of health food products, selected confectionery, and lifestyle giftware.

Direct Response/E-Commerce. We offer, through mail order and e-commerce, a full line of vitamins and other nutritional supplement products as well as selected personal care items, under our Puritan's Pride® and other brand names, at prices that are generally at a discount from those of similar products sold in retail stores. Through our Puritan's Pride® brand, we are a leader in the US direct response nutritional supplement industry. We have more than 2.9 million customers on our direct-response customer list, with response rates that we believe are above the industry average. In addition, we offer products focusing on our other brands through other direct channel sites, such as *www.vitaminworld.com, www.lenaturiste.com, www.hollandandbarrett.com* and *www.gnc.co.uk*. We intend to attract new customers in our direct response operation through aggressive marketing techniques in the United States and around the world, and through selective acquisitions. We regularly update our mail order lists by adding new customers and deleting those who have not placed orders within a designated period of time. We believe this maximizes catalog sales while reducing mailing and printing costs. We also advertise in newspaper supplements and conduct insert programs with other mail order companies to add new customers to our mailing lists and websites, and to increase the average order size. Our use of state-of-the-art equipment, such as computerized mailing, bar-coded addresses and automated picking and packing systems, enables us to process orders quickly, economically and efficiently. Typically, we fill orders within 24 hours of receipt. Our equipment and expertise also lowers our per-customer distribution costs, thereby enhancing margins and enabling us to lower our prices. Our *www.puritan.com* and *www.vitamins.com* websites provide a practical and convenient method for consumers wishing to purchase products that promote healthy living. Through these websites, consumers have access to more than 1,500 products offered through our Puritan's Pride® mail order catalog.

See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the notes to our consolidated financial statements in this Report, for financial information about the geographic areas where we conduct our business.

Employees and Advertising

As of September 30, 2008, we employed approximately 13,760 persons, including:

- 2,029 sales associates located throughout the United States in our Vitamin World and Nutrition Warehouse retail stores;
- 3,741 manufacturing, shipping and packaging associates throughout the United States;
- 795 associates in administration throughout the United States;
- 172 associates who sell to wholesale distributors and customers;
- 79 in-house advertising associates;
- 3,404 associates in our Holland & Barrett operations;
- 412 associates in our De Tuinen operations;
- 170 associates in GNC (UK) retail stores;
- 1,652 associates in Julian Graves operations;
- 105 associates in Nature's Way retail stores;
- 304 associates in Le Naturiste operations;
- 265 associates in direct response operations;
- 79 associates in SISU operations (including 27 manufacturing associates in Canada);
- 404 associates in Vita Health operations (including 353 manufacturing associates in Canada);
- 55 associates in NBTY international operations; and
- 95 associates in Solgar international operations.

In addition, we sell products through commissioned sales representative organizations. We believe we have satisfactory employee and labor relations.

For the fiscal years ended September 30, 2008, 2007 and 2006, we spent approximately $140 million, $120 million and $104 million, respectively, on advertising and promotions, including print, media and cooperative advertising. We create our own advertising materials through our in-house staff of associates. In the UK and Ireland, Holland & Barrett, Julian Graves, and Nature's Way advertise on television and in national newspapers, and conduct sales promotions. GNC (UK) and De Tuinen also advertise in newspapers and conduct sales promotions. In addition, Holland & Barrett and De Tuinen each publish their own magazines with articles and promotional materials. Internationally, Solgar and SISU advertise in trade journals and magazines, operate websites, and conducts sales promotions.

Manufacturing, Distribution and Quality Control

At September 30, 2008, we employed approximately 3,741 manufacturing, shipping and packaging associates throughout the United States and 380 such associates in Canada. We manufacture domestically in Arizona, California, Florida, Illinois, New Jersey, New York and North Carolina in the US. In addition, we manufacture internationally in Burnaby and Manitoba, Canada, and Burton in the UK. We have technologically advanced, state-of-the-art manufacturing and production facilities, with total production capacity of approximately 63 billion tablets, capsules and softgels per year. With the Leiner and Vita Health acquisitions, we acquired properties in North Carolina and in Winnipeg, Manitoba, Canada, as well as a number of additional leased properties in California and Canada. See Item 2. "Properties."

All our domestic manufacturing operations are subject to good manufacturing practice regulations ("GMPs"), promulgated by the United States Food and Drug Administration ("FDA"), and other applicable regulatory standards. We are subject to similar regulations and standards in Canada. We believe our manufacturing processes comply with the new GMPs for dietary supplements, effective for us in June 2008, as well as, where relevant, existing GMP's for over the counter ("OTC") drugs or foods. We believe our manufacturing and distribution facilities generally are adequate to meet our current business requirements and our currently anticipated sales.

We place special emphasis on quality control. We assign lot numbers to all raw materials and initially hold them in quarantine, while our laboratory chemists assay them for compliance with established specifications. Once released, samples are retained, and we process the material according to approved formulae by blending, mixing, technical processing as necessary, and production in final delivery form as a capsule, tablet, powder, softgel or liquid. After a tablet or capsule is manufactured, laboratory chemists and technicians test its weight, purity, potency, disintegration and dissolution, if applicable. We hold the product in quarantine until we complete this analytical evaluation, and determine that the product meets all applicable specifications. When the manufactured product meets all specifications, our automated packaging equipment packages the product with at least one tamper-evident safety seal and affixes a label and an indelible lot number and expiration date. We use sophisticated computer-generated documentation for picking and packing for order fulfillment.

Our manufacturing operations are designed to allow low-cost production of a wide variety of products of different quantities, sizes and packaging, while maintaining a high level of customer service and quality. Flexible production line changeover capabilities and reduced cycle times allow us to respond quickly to changes in manufacturing schedules.

Inventory Control. We have installed inventory control systems at our facilities that track each product as we receive it from our supply sources through manufacturing and shipment of each product to customers. To facilitate this tracking, most products we sell are bar coded. Our inventory control systems report shipping, sales and individual stock keeping unit (SKU) level inventory information. We manage the retail sales process by monitoring customer sales and inventory levels by product category. We believe our distribution capabilities increase our flexibility in responding to our customers' delivery requirements. Our purchasing staff regularly reviews and analyzes information from our point-of-sale computer system and makes merchandise allocation and markdown decisions based on this information. We use an automated reorder system to maintain in-stock positions on key items. These systems give us the information we need to determine the proper timing and quantity of reorders.

Financial Reporting. Our financial reporting systems provide us with detailed financial reporting to support our operating decisions and cost control efforts. These systems provide functions such as payment scheduling, application of payment receipts, general ledger interface, vendor tracking and flexible reporting options.

Research and Development

We did not expend material amounts for research and development of new products during the last three years.

Competition; Customers

The market for nutritional supplement products is highly competitive. Competition is based primarily on price, quality and assortment of products, customer service, marketing support, and availability of new products. We believe we compete favorably in all these areas.

Our direct competition consists of publicly and privately owned companies, which tend to be highly fragmented in terms of both geographic market coverage and product categories. In addition, we compete with companies that may have broader product lines, larger sales volumes, or both. Our products also compete with nationally advertised brand name products. Most national brand companies have resources greater than we do.

There are numerous companies in the vitamin and nutritional supplement industry selling products to retailers, including mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. Many companies within the industry are privately held. Therefore, we cannot assess precisely the size of all our competitors, or where we rank in comparison to such privately held competitors with respect to sales to retailers.

During fiscal 2008, Wal-Mart Stores, Inc. ("Wal-Mart") accounted for 22% of the Wholesale/US Nutrition division's net sales and 12% of the Company's consolidated net sales. As of September 30, 2008, Wal-Mart accounted for 19% of the Wholesale/US Nutrition division's total gross accounts receivable. The loss of Wal-Mart, or any other major customer, would have a material adverse effect on the Company if we were unable to replace that customer.

Government Regulation

United States. The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by federal agencies, including the FDA, the Federal Trade Commission ("FTC"), the United States Postal Service ("USPS"), the Consumer Product Safety Commission, the Department of Agriculture, and the Environmental Protection Agency ("EPA"). These activities also are subject to regulation by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the FDA, under the Federal Food, Drug, and Cosmetic Act (the "FDCA"), regulates the registration, formulation, manufacturing, packaging, labeling, distribution and sale of foods, including dietary supplements, vitamins, minerals and herbs, cosmetics and OTC drugs. The FTC regulates the advertising of these products, and the USPS regulates advertising claims with respect to such products sold by mail order. The National Advertising Division ("NAD") of the Council of Better Business Bureaus oversees an industry-sponsored self-regulatory system that permits competitors to resolve disputes over advertising claims. The NAD has no enforcement authority of its own, but may refer matters that it views as violating FTC guides or rules to the FTC for further action.

The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994, known as DSHEA. DSHEA established a new framework governing the composition and labeling of dietary supplements. With respect to composition, DSHEA defines "dietary supplements" as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were marketed in the United States before October 15, 1994 may be used in dietary supplements without notifying the FDA. However, a "new" dietary ingredient (a dietary ingredient that was not marketed in the United States before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been "present in the food supply as an article used for food" without being "chemically altered." A new dietary ingredient notification must provide the FDA evidence of a "history of use or other evidence of safety" establishing that use of the dietary ingredient "will reasonably be expected to be safe." A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that we may want to market, and the FDA's refusal to accept such evidence could prevent the marketing of such dietary ingredients. The FDA is in the process of developing guidance for the industry to clarify the FDA's interpretation of the new dietary ingredient notification requirements, and this guidance may raise new and significant regulatory barriers for new dietary ingredients. In addition, increased FDA enforcement could lead the FDA to challenge dietary ingredients already on the market as "illegal" under the FDCA because of the failure to submit a new dietary ingredient notification.

The FDA generally prohibits the use in labeling for a dietary supplement of any "health claim," correlating use of the product with a decreased risk of disease, unless the claim is pre-approved or authorized by the FDA. DSHEA permits "statements of nutritional support" to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease). A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. When such a claim is made on labels, it is necessary to disclose on the label that the FDA has not "evaluated" the statement, to disclose that the product is not intended for use for a disease, and to notify the FDA about our use of the statement within 30 days of marketing the product. However, there can be no assurance that the FDA will not determine that a particular statement of nutritional support that we want to use is an "unauthorized health or disease claim" or an unauthorized version of a "health claim." Such a determination might prevent us from using the claim.

In addition, DSHEA provides that certain so-called "third-party literature," such as a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may be used "in connection with the sale of a dietary supplement to consumers" without the literature being subject to regulation as labeling. Such literature must not be, among other things, false or misleading; the literature may not promote a particular manufacturer or brand of dietary supplement; and a balanced view of the available scientific information on the subject matter must be presented. There can be no assurance, however, that all third-party literature that we would like to disseminate in connection with our products will satisfy all the requirements, and failure to satisfy all requirements could prevent use of the literature or subject the product involved to regulation as an unapproved drug.

As authorized by DSHEA, the FDA adopted GMPs specifically for Dietary Supplements. These new GMP regulations, which became effective in June 2008, are more detailed than the GMPs that previously applied to dietary supplements and require, among other things, dietary supplements to be prepared, packaged and held in compliance with specific rules, and require quality control provisions similar to those in the GMP regulations for drugs. We believe our manufacturing and distribution practices comply with the new rules.

Although the regulation of dietary supplements in some respects is less restrictive than the regulation of drugs, there can be no assurance that dietary supplements will continue to be subject to less restrictive regulation. Effective December 2007, the Dietary Supplement and Nonprescription Drug Consumer Protection Act (the "AER Act"), amended the FDCA to require that manufacturers, packers, and distributors of dietary supplements and OTC drugs report serious adverse events to FDA. We believe we comply with the AER Act.

The FDA regulates the registration, formulation, manufacturing, packaging, labeling and distribution of OTC drug products under a "monograph" system that specifies active drug ingredients that are generally recognized as safe and effective for particular uses and provides for specific required or permitted labeling information. If an OTC drug is not in compliance with the applicable FDA monograph, the product generally cannot be sold without first obtaining the FDA approval of a new drug application, a long and expensive procedure. We believe we comply with the OTC monographs where relevant. There can be no assurance that, if more stringent statutes are enacted for dietary supplements, or if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations without incurring substantial expense.

The FDA has broad authority to enforce the provisions of the FDCA applicable to foods, dietary supplements, cosmetics and OTC drugs, including powers to issue a public "warning letter" to a company, to publicize information about illegal products, to request a voluntary recall of illegal products from the market, and to request the Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the US courts.

The FTC exercises jurisdiction over the advertising of foods, dietary supplements, cosmetics and OTC drugs. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to adequately substantiate claims made in advertising or for the use of false or misleading advertising claims. These enforcement actions have often resulted in consent decrees and the payment of civil penalties, restitution, or both, by the companies involved. We currently are subject to FTC consent decrees resulting from past advertising claims for certain of our products. Our subsidiary, Rexall Sundown, also is currently subject to FTC consent decrees resulting from past advertising claims for certain of its products. As a result, we are required to maintain compliance with these decrees and are subject to an injunction and substantial civil monetary penalties if there should be any failure to comply. We and certain of our subsidiaries also are subject to consent judgments under the California Safe Drinking Water and Toxic Enforcement Act of 1986 (also known as "Proposition 65"). Further, the Postal Service has issued cease and desist orders against certain mail order advertising claims made by dietary supplement manufacturers, including us, and we are required to maintain compliance with the orders applicable to us, subject to civil monetary penalties for any noncompliance. Violations of these orders could result in substantial monetary penalties. These civil penalty actions could have a material adverse effect on our consolidated financial position and results of operations.

We also are subject to regulation under various state and local laws that include provisions governing, among other things, the registration, formulation, manufacturing, packaging, labeling, advertising and distribution of foods, dietary supplements, cosmetics and OTC drugs.

In addition, from time to time in the future, we may become subject to additional laws or regulations administered by the FDA or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we consider favorable, such as DSHEA, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, when and if it occurs, would have on our business in the future. Such developments, however, could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel, or other new requirements. Any such development could have a material adverse effect on us.

European Union. In the European Union ("EU"), the European Union Commission is responsible for developing legislation to regulate foodstuffs and medicines. Although the government of each Member State may implement legislation governing these products, national legislation must be compatible with, and cannot be more restrictive than, European requirements. Each Member State is responsible for its enforcement of the provisions of European and national legislation.

In July 2002, the EU published in its Official Journal the final text of a Food Supplements Directive (the "Supplements Directive"), which became effective in the EU at that time and which sets out a process and timetable by which the Member States must bring their domestic legislation in line with its provisions. The Supplements Directive seeks to harmonize the regulation of the composition, labeling and marketing of food supplements (at this stage only vitamins and minerals) throughout the EU. It does this by specifying what nutrients and nutrient sources may be used (and by interpretation the rest which may not), and the labeling and other information which must be provided on packaging. In addition, the Supplements Directive is intended to regulate the levels at which these nutrients may be present in a supplement. These maximum permitted levels are due to be announced in 2009.

By harmonizing Member State legislation, the Supplements Directive should provide opportunities for businesses to market one product or a range of products to a larger number of potential customers without having to reformulate or repackage it. This development may lead to some liberalizing of the more restrictive regimes in France and Germany, providing new business opportunities. Conversely, however, it may limit the range of nutrients and nutrient sources substantially, and eventually the potencies at which some nutrients may be marketed by us in the more liberal countries, such as the UK, which may lead to some reformulation costs and loss of some specialty products.

On April 30, 2004, the EU published the Traditional Herbal Medicinal Products Directive (the "Herbal Products Directive") which requires traditional herbal medicines to be registered in each Member State in which they are intended to be marketed. A registration requires a product be manufactured to pharmaceutical GMP standards; however, generally, there is no need to demonstrate efficacy, provided that the product is safe, is manufactured to high standards, and has a history of supply on the market for 30 years, 15 years of which must be in the EU. The Herbal Products Directive is intended to provide a safe harbor in EU law for a number of categories of herbal remedies, which may otherwise be found to fall outside EU law. However, it does not provide a mechanism for new product development, and would entail some compliance costs in registering the many herbal products already on the market. Member States had to put into place the provisions for national compliance by October 2005, the date on which Traditional Herbal Medicinal products, as defined in the Herbal Products Directive, could begin to be registered. Full compliance is required by April 2011.

On December 30, 2006, the EU published the Nutrition and Health Claim Regulation to apply from July 1, 2007. The Regulation controls nutrition and health claims by means of positive lists of authorized claims that can be made in advertising, labeling and presentation of all foods, including food supplements, together with the criteria a product must meet to use them. Under transitional arrangements in the Regulation, claims already in use before January 1, 2006, and complying with existing national legislation can continue to be made for up to three years. Industry has worked together to submit over 700 claims and the European Food Safety Authority will produce a community list of accepted claims in 2010.

Additional European legislation is being developed to regulate sports nutrition products, including the composition of such products. In particular, such legislation could restrict the type of nutrients we may use in our products. Legislation introducing maximum permitted levels for nutrients in fortified foods is also under discussion together with legislation introducing a positive list for enzymes. These proposals, if implemented, could require us to reformulate our existing products. Also, proposals to amend medicine legislation will impact traditional herbal medicines and introduce new requirements, such as Braille labeling, which may lead to higher associated costs.

United Kingdom. In the United Kingdom, the two main pieces of legislation that affect the operations of Holland & Barrett, Julian Graves, and GNC (UK) are the Medicines Act 1968, which regulates the licensing and sale of medicines, and the Food Safety Act 1990, which provides for the safety of food products. A large volume of secondary legislation in the form of Statutory Instruments adds detail to the main provisions of these Acts, governing composition, packaging, labeling and advertising of products.

In the UK regulatory system, a product intended to be taken orally will fall within either the category of food or the category of medicine. There is currently no special category of dietary supplement as provided for in the United States by DSHEA. Some products which are intended to be applied externally, for example creams and ointments, may be classified as medicines and others as cosmetics.

The Medicines and Healthcare Products Regulatory Agency, or MHRA, now has responsibility for the implementation and enforcement of the Medicines Act, and is the licensing authority for medicinal products. The MHRA directly employs enforcement officers from a wide range of backgrounds, including the police, and with a wide range of skills, including information technology. However, the MHRA still relies heavily on competitor complaints to identify non-compliant products. The MHRA is an Executive Agency of the Department of Health. The MHRA decides whether a product is a medicine or not and, if so, considers whether it can be licensed. It determines the status of a product by considering whether it is medicinal by "presentation" or by "function." Many, though not all, herbal remedies are considered "medicinal" by virtue of these two criteria.

The Food Standards Agency, or FSA, deals with legislation, policy and oversight of food products, with enforcement action in most situations being handled by local authority Trading Standards Officers. The large number of local authorities in the UK can lead to an inconsistent approach to enforcement. Unlike the MHRA, local authorities regularly purchase products and analyze them to identify issues of non-compliance. The FSA answers primarily to Ministers at the Department of Health and the Department of Environment Food and Rural Affairs. Most vitamin and mineral supplements, and some products with herbal ingredients, are considered to be food supplements and fall under general food law which requires them to be safe. Despite the differences in approaches in identifying non-compliant products, both the MHRA and local authorities can, and do, prosecute where issues of non-compliance are identified.

Ireland. The legislative and regulatory situation in the Republic of Ireland is similar, but not identical, to that in the UK. The Irish Medicines Board has a similar role to that of the UK's MHRA and the Food Safety Authority of Ireland is analogous to the UK's FSA. Ireland has been required to bring its domestic legislation into line with the provisions of the Supplements Directive and the Herbal Products Directive. Thus, the market prospects for Ireland, in general, are similar to those outlined in the UK.

Netherlands. The regulatory environment in the Netherlands is similar to the UK in terms of availability of products. The Netherlands currently has the same liberal market, with no restrictions on potency of nutrients. Licensed herbal medicines are available. However, there are some herbal medicines which are sold freely as in the UK without the need to be licensed, depending on the claims made for them. The Netherlands also is more liberal regarding certain substances, for which unlicensed sales are allowed. The government department dealing with this sector is the Ministry for Health, Welfare and Sport.

Responsibility for food safety falls to the Keuringsdienst van Waren (Inspectorate for Health Protection and Veterinary Public Health), which deals with all nutritional products. The Medicines Evaluation Board, which is the equivalent of the UK's MHRA, is charged with responsibility for the safety of medicines which are regulated under the Supply of Medicines Act.

The overall market prospects for the Netherlands, in general, are similar to those outlined for the UK above, with the exception of only a four-year transitional period granted for the registration of Traditional Herbal Medicinal products which are currently on sale in the Netherlands and which fall within the scope of the Herbal Products Directive.

Canada. The product safety, quality, manufacturing, packaging, labeling, storage, importation, advertising, distribution, sale and clinical trials of natural health products ("NHPs") and drugs are subject to regulation primarily under the Canadian Food and Drugs Act (the "Canadian FDA") and associated regulations, including the Canadian Food and Drug Regulations and the Natural Health Products Regulations (collectively, the "Canadian Regulations"), and related Health Canada Guidance Documents and Policies. In addition, NHPs and drugs are regulated under the Controlled Drugs and Substances Act if the product is considered a "controlled substance" or a "precursor," as defined in that Act and related regulatory provisions. Health Canada is primarily responsible for administering these acts and regulations (collectively, the "Canadian Legislation").

Effective January 1, 2004, each NHP must have a product license issued by Health Canada before it can be sold in Canada, subject to certain transition periods. NHPs which had a drug identification number ("DIN") under the prior Canadian Regulations can continue to be sold without a license until December 31, 2009. Health Canada assigns a natural health product number ("NPN") to each NHP once Health Canada issues the license for that NHP. The Canadian Regulations require that all NHPs be manufactured, packaged, labeled, imported, distributed and stored under GMPs, and that all premises used for manufacturing, packaging, labeling and importing NHPs have a site license, which requires GMP compliance. The Canadian Regulations also set out requirements for labeling, packaging, clinical trials and adverse reaction reporting.

Health Canada, in its "Compliance Policy for Natural Health Products" policy, provides that Health Canada will focus compliance actions against those NHPs that do not have a product license submission number and to those products that Health Canada believes pose a health risk. If Health Canada refuses to issue a product license, the NHP can no longer be sold in Canada until Health Canada issues a product license. The policy is not to be construed as authorization to sell any NHP that does not have a product license, and Health Canada can exercise its authority to stop the sale of unlicensed NHPs, or NHP sales that otherwise fail to comply with Canadian Legislation at any time. Health Canada can change this policy at any time, but it is expected to remain in force until early 2010. We have adopted a compliance strategy to adhere to Health Canada's compliance policy.

The Canadian FDA and Canadian Regulations also set out requirements for establishment licenses and market authorization for drugs. Subject to certain exceptions, establishment licenses are required by fabricators, packagers/labelers, distributors, importers and wholesalers of drugs. With regard to market authorization, the exact requirements and time frame for obtaining market authorization vary depending on the drug product.

The Canadian Legislation, among other things, governs the fabrications, formulation, packaging, labeling, advertising and sale of NHPs and drugs, and regulates what may be represented on labels and in promotional materials regarding the claimed properties of products. The Canadian Legislation also require NHPs and drugs sold in Canada to affix a label showing specified information, such as the proper and common name of the medicinal and non-medicinal ingredients and its source, the name and address of the manufacturer/product license holder, its lot number, adequate directions for use, a quantitative list of its medical ingredients and its expiration date. In addition, the Canadian Legislation requires labeling to bear evidence of the marketing authorization as evidenced by the designation DIN, "DIN-HM" (drug identification number—homeopathic medicine), or NPN, followed by an eight-digit number assigned to the product and issued by Health Canada. Health Canada approval for marketing authorization can take time. The approval time of NHPs and drugs can vary depending on the product and the application or submission. For NHPs the Canadian Regulations indicate that certain product licenses should be processed within 60 days. However, the regulations also include provisions to extend this time frame if, for example, more information is required. There can be significant delays.

Health Canada can perform routine and unannounced inspections of companies in the industry to ensure compliance with the Canadian Legislation. The overall risk factors and market prospects for Canada, in general, are similar to those in the United States, as outlined above. Health Canada can suspend or revoke licenses for lack of compliance. In addition, if Health Canada perceives the product to present an unacceptable level of risk, they can also impose fines and jail terms.

On April 8, 2008, the Canadian Government tabled Bill C-51: An Act to amend the Food and Drugs Act. If pursued, among other things, the bill will create new offenses relating to food, therapeutic products (including drugs and potentially NHP's) and cosmetics, formalizes certain licensing and prior authorization requirements, provides a framework for on-going compliance monitoring and disclosure of personal and confidential business information in certain circumstances. If passed, we would need to adapt our practices to comply with any new legislative and regulatory requirements.

International Operations

In addition to the United States, Canada, the UK, Ireland and the Netherlands, we market nutritional supplement products through subsidiaries, distributors, retailers and direct mail in more than 75 countries throughout Europe, Central America, South America, Asia, the Pacific Rim countries, Africa and the Caribbean Islands.

We conduct our international operations to conform to local variations, economic realities, market customs, consumer habits and regulatory environments. Our products (including labeling of such products) and our distribution and marketing programs are modified in response to local and foreign legal requirements and customer preferences.

Our international operations are subject to many of the same risks our domestic operations face. These include competition and the strength of the relevant economy. In addition, international operations are subject to certain risks inherent in conducting business abroad, including foreign regulatory restrictions, fluctuations in monetary exchange rates, import-export controls and the economic and political policies of foreign governments. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products. Compliance with such foreign governmental regulations is generally the responsibility of our distributors in those countries. These distributors are independent contractors whom we do not control. The importance of these risks increases as our international operations grow and expand. Virtually all our international operations are affected by foreign currency fluctuations, and, more particularly, changes in the value of the British pound, the euro and the Canadian dollar as compared to the US dollar.

See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the notes to our consolidated financial statements contained in this Report for additional information regarding the geographic areas in which we conduct our business.

Trademarks and Patents

United States. We have developed many brand names and trademarks for products in all areas. We consider the overall protection of our patent, trademark, license and other intellectual property rights to be of material value and we vigorously protect these rights from infringement. We have applied for or registered more than 2,400 trademarks with the United States Patent and Trademark Office, or the PTO, and worldwide in various foreign trademark offices for our Nature's Bounty®, Vitamin World®, Pure Protein®, Body Fortress®, Puritan's Pride®, Holland & Barrett®, Rexall®, Sundown®, Solgar®, MET-Rx®, WORLDWIDE Sport Nutrition®, American Health®, SISU®, Flex-A-Min®, Osteo Bi-Flex®, Physiologics®, Leiner® and Ester-C® trademarks, among others. We also have rights to use other names essential to our business. Federally registered trademarks in the US have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. Most foreign trademark offices use similar trademark renewal practices.

We hold 70 patents, including 41 patents using Ester-C®, in the US and internationally. We also are prosecuting patent applications actively on a world-wide basis for a number of products, particularly products that include ESTER-C® as an active ingredient. We regard our trademarks and other proprietary rights as valuable assets and believe they have significant value in marketing our products. We vigorously protect our trademarks and patents against infringement.

Canada. Each of our Solgar, Le Naturiste, Vita Health and SISU subsidiaries owns the trademarks registered in Canada for its respective names.

UK/Ireland. Our Holland & Barrett subsidiary owns trademarks registered in the UK and throughout the EU for its Holland & Barrett® and Nature's Way® trademarks, and has rights to use other names essential to its business. Holland & Barrett is the exclusive licensee of the trademarks essential to the GNC (UK) business in the UK. Our Solgar subsidiary owns trademarks in the UK and throughout the EU, and our Julian Graves subsidiary owns the Community Trademark on its name, which is in force throughout the EU.

Netherlands. Our De Tuinen subsidiary owns trademarks registered in the Netherlands, and its Community Trademark which is in force throughout the EU for its DeTuinen® trademarks and has rights to use other names essential to its business.

Raw Materials

In fiscal 2008, we spent approximately $517 million on raw materials. The principal raw materials required in our operations are vitamins, minerals, herbs, gelatin and packaging components. We purchased the majority of our vitamins, minerals and herbs from raw material manufacturers and distributors in the United States, Japan, China, Europe, India, Canada, Australia and South America. We believe that there are adequate sources of supply for all our principal raw materials. From time to time, weather or unpredictable fluctuations in the supply and demand may affect price, quantity, availability or selection of raw materials. We believe that our strong relationships with our suppliers yield high-quality, competitive pricing and overall good service to our customers. Although we cannot be sure that our sources of supply for our principal raw materials will be adequate in all circumstances, we believe that we can develop alternate sources in a timely and cost effective manner if our current sources become inadequate. During fiscal 2008, no one supplier accounted for more than 10% of our raw material purchases. Due to the availability of numerous alternative suppliers, we do not believe that the loss of any single supplier would have a material adverse effect on our consolidated financial condition or results of operations.

Seasonality

Although we believe that our business is not seasonal in nature, historically, we have experienced, and expect to continue to experience, a substantial variation in our net sales and operating results from quarter to quarter. We believe that the factors that influence this variability of quarterly results include general economic and industry conditions affecting consumer spending, changing consumer demands and current news on nutritional supplements, the timing of our introduction of new products, promotional program incentives offered to customers, the timing of catalog promotions, the level of consumer acceptance of new products and actions of competitors. Accordingly, a comparison of our results of operations from consecutive periods is not necessarily meaningful, and our results of operations for any period are not necessarily indicative of future performance. Additionally, we may experience higher net sales in a quarter depending upon when we have engaged in significant promotional activities.

Item 1A. Risk Factors

Please carefully consider the following risk factors which could materially adversely affect our business, financial condition, operating results and cash flows. The risk factors described below are not the only ones we face. Risks and uncertainties not known to us currently, or that we currently deem immaterial, also may materially adversely affect our business, financial condition, operating results and cash flows.

A prolonged economic downturn or recession could adversely affect the retail and nutritional supplement industries and, therefore, restrict our future growth.

In 2008, general worldwide economic conditions declined due to sequential effects of the sub prime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions could negatively affect our sales because many consumers consider the purchase of our products discretionary. We cannot predict the timing or duration of any economic slowdown or recession or the timing or strength of a subsequent recovery, worldwide, or in the specific end markets we serve. If the markets for our products significantly deteriorate due to these economic effects, our business, financial condition and results of operations will likely be materially and adversely affected.

Instability in financial markets could adversely affect our ability to access capital markets.

In 2008, worldwide financial markets exhibited dramatic instability and the availability of credit became precarious. If these conditions persist, they could affect our ability to access credit markets, including funds under our existing credit facilities. Any restriction on our ability to access credit markets could limit our ability to pursue our expansion strategy through acquisitions or otherwise, and could negatively affect our financial conditions or results of operations.

Inability of our retail customers to access credit markets could adversely affect the results of our direct response segment.

In fiscal 2008, retail customers used personal credit cards to pay for 90% of their purchases from our direct response segment. If a significant number of these customers lose access to credit cards, that could negatively affect the results of operations of this segment.

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could have a material adverse effect on our business.

We believe the nutritional supplement market is highly dependent upon consumer perception regarding the safety, efficacy and quality of nutritional supplements generally, as well as of products distributed specifically by us. Consumer perception of our products can be significantly influenced by scientific research or findings, national media attention and other publicity regarding the consumption of nutritional supplements. There can be no assurance that future scientific research, findings or publicity will be favorable to the nutritional supplement market or any particular product, or consistent with earlier favorable research, findings or publicity. Future research reports, findings or publicity that are perceived as less favorable than, or that question, such earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows. Because of our dependence upon consumer perceptions, adverse scientific research reports, findings or publicity, whether or not accurate, could have a material adverse effect on us, the demand for our products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity regarding the safety, efficacy and quality of nutritional supplements in general, or our products specifically, or associating the consumption of nutritional supplements with illness, could have such a material adverse effect. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Complying with new and existing government regulation, both in the US and abroad, could increase our costs significantly and adversely affect our financial results.

The processing, formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by several US federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the Department of Agriculture and the EPA, as well as various state, local and international laws and agencies of the localities in which our products are sold, including Health Canada in Canada, the Food Standards Agency and the Department of Health in the UK and similar regulators in Ireland, the Netherlands and the EU. Government regulations may prevent or delay the introduction, or require the reformulation, of our products. Some agencies, such as the FDA, could require us to remove a particular product from the market, delay or prevent the import of raw materials for the manufacture of our products, or otherwise disrupt the marketing of our products. Any such government actions would result in additional costs to us, including lost revenues from any additional products that we are required to remove from the market, which could be material. Any such government actions also could lead to liability, substantial costs and reduced growth prospects. Moreover, there can be no assurance that new laws or regulations imposing more stringent regulatory requirements on the dietary supplement industry will not be enacted or issued. In addition, complying with adverse event reporting requirements impose additional costs on us, which could become significant.

We currently are subject to FTC consent decrees and a US Postal Service consent order, prohibiting certain advertising claims for certain of our products. We also are subject to Proposition 65 consent judgments. A determination that we have violated of these obligations could result in substantial monetary penalties, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. These developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. These developments also could increase our costs significantly. For example, the FDA issued rules in 2007 that imposed substantial new regulatory requirements for dietary supplements, including good manufacturing practices ("GMPs"). Congress also passed legislation requiring adverse event reporting and related record keeping which imposed additional costs on us. See Item 1. "Business—Government Regulation" for additional information.

In Europe, we anticipate the enactment of legislation that could significantly impact the formulation and marketing of our products. For example, in accordance with the Supplements Directive, maximum permitted content levels for vitamin and mineral supplements are likely to be introduced shortly. European legislation regulating food supplements other than vitamins and minerals also is expected to be introduced. The introduction of this anticipated legislation could require us to reformulate our existing products to meet the new standards and, in some cases, may lead to some products being discontinued.

The Nutrition and Health Claims Regulation implemented in July 2007 controls the types of claims that can be made for foodstuffs (including supplements) in Europe, and the criteria a product must meet to use the claims. The Regulation has impacted the claims that can be made for our products, and may impact our sales in Europe. See Item 1. "Business—Government Regulation; *Europe,*" for additional information.

In addition, the General Product Safety Directive governing product safety came into force at the beginning of 2004. This legislation requires manufacturers to notify regulators as soon as they know that a product is unsafe and gives regulators in each EU Member State the power to order a product recall and, if necessary, instigate the product recall themselves. As a result, the number of product recalls in Europe has increased substantially and the likelihood that we will be subject to a product recall in Europe has increased. A recall of any of our products in Europe could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may be exposed to legal proceedings initiated by regulators abroad which could increase our costs and adversely affect our reputation, revenues and operating income.

In Europe, non-compliance with relevant legislation can result in regulators bringing administrative or, in some cases, criminal proceedings. In the UK, it is common for regulators to prosecute retailers and manufacturers for non-compliance with legislation governing foodstuffs and medicines. Failures by us or our subsidiaries to comply with applicable legislation could occur from time to time and prosecution for any such violations could have a material adverse effect on our business, results of operations, financial condition and cash flows. See Item 1. "Business—Government Regulation," for additional information.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a retailer, marketer and manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and, in most cases, are not necessarily subject to pre-market regulatory approval in the United States. Some of our products contain innovative ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, some of the products we sell are produced by third-party manufacturers. As a marketer of products manufactured by third parties, we also may be liable for various product liability claims for products we do not manufacture. We have been in the past, and may be in the future, subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. For example, we have been named in certain pending cases involving the sale of certain nutrition bars and products that contain certain prohormone ingredients. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and cash flows. See Item 3. "Legal Proceedings," for additional information.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur.

Our business exposes us to the risk of liabilities arising out of our operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We seek to minimize these risks through various insurance contracts from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits, and other terms and conditions. We retain an insurance risk for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to these business risks.

Our estimate of retained-insurance liabilities is subject to change as new events or circumstances develop that might materially impact the ultimate cost to settle these losses. We cannot assure you that our insurance will be sufficient to cover our losses. Any losses that are not substantially covered by our insurance could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The insurance industry has become more selective in offering some types of coverage and we may not be able to obtain insurance coverage in the future.

The insurance industry has become more selective in offering some types of insurance, such as product liability, product recall, property and directors' and officers' liability insurance. We were able to obtain these insurance coverages through July 15, 2009 and our current insurance program is consistent with both our past level of coverage and our risk management policies. However, we cannot assure you that we will be able to obtain comparable insurance coverage at favorable terms, or at all, in the future.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to product recalls and adverse public relations if our products are alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brands and lead to decreased demand for our products. Product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows. See "Complying with new and existing government regulation, both in the US and abroad, could increase our costs significantly and adversely affect our financial results" and other risks summarized above.

Our operations in international markets expose us to certain risks.

We may experience difficulty entering new international markets due to regulatory barriers, the necessity of adapting to new regulatory systems and problems related to entering new markets with different cultural bases and political systems. As of September 30, 2008, we operated 1,074 retail stores outside of the United States. In addition, we had significant wholesale sales outside of the United States. For fiscal 2008, approximately 33% of our net sales were generated in international markets. These international operations expose us to certain risks, including, among other things:

- local economic conditions;
- changes in or interpretations of foreign regulations that may limit our ability to sell certain products or repatriate profits or capital to the United States;
- exposure to currency fluctuations;
- potential imposition of trade or foreign exchange restrictions or increased tariffs;
- difficulty in collecting international accounts receivable;
- difficulty in staffing, developing and managing foreign operations as a result of distance, languages and cultural differences;
- potentially longer payment cycles;
- difficulties in enforcement of contractual obligations and intellectual property rights;
- national and regional labor strikes;
- increased costs in maintaining international manufacturing and marketing efforts;
- quarantines for products or ingredients, or restricted mobility of key personnel due to disease outbreaks;

- geographic time zone, language and cultural differences between personnel in different areas of the world; and
- political instability.

As we continue to expand our international operations, these and other risks associated with international operations are likely to increase. See Item 1. "Business—Business Strategy" and "Business—Government Regulation."

We may not be successful in our future acquisition endeavors, if any, which may have an adverse effect on our business and results of operations.

Historically, we have engaged in substantial acquisition activity. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisition in the future. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition would depend on a variety of factors, including our ability to obtain financing on acceptable terms and to comply with the restrictions contained in our debt agreements. Recent instability in the financial markets indicate that obtaining future financing to fund acquisitions may present significant challenges. If we need to obtain our lenders' consent to an acquisition, they may condition their consent on our compliance with additional restrictive covenants that may limit our operating flexibility. Acquisitions involve risks, including:

- risks associated with integrating the operations, financial reporting, disparate technologies and personnel of acquired companies;
- managing geographically dispersed operations;
- diversion of management's attention from other business concerns;
- the inherent risks in entering markets or lines of business in which we have either limited or no direct experience;
- unknown risks; and
- the potential loss of key employees, customers and strategic partners of acquired companies.

We may not integrate any businesses or technologies we acquire in the future successfully and may not achieve anticipated operating efficiencies and effective coordination of sales and marketing as well as revenue and cost benefits. Acquisitions may be expensive, time consuming and may strain our resources. Acquisitions may impact our results of operations negatively as a result of, among other things, the incurrence of debt.

We may need to divest all or some of our Julian Graves stores.

In September 2008, the UK Office of Fair Trading commenced an investigation under the merger control provisions of the Enterprise Act 2002 into the completed acquisition by NBTY Europe of Julian Graves. The investigation is ongoing. If the Office of Fair Trading concludes that there is a realistic prospect that the acquisition of Julian Graves will substantially lessen competition in the UK, or a substantial part of the UK, it will either refer the acquisition for a further investigation by the Competition Commission or accept undertakings from NBTY Europe in lieu thereof. In the event of an adverse finding by the Competition Commission, NBTY Europe may be required to offer undertakings to resolve the competition concerns identified. Undertakings could include divestment of all or some of the acquired Julian Graves stores. Pending the outcome of the investigation, NBTY Europe has not integrated the Julian Graves business with its existing UK operations.

We are dependent on our executive officers and other key personnel, and we may not be able to pursue our current business strategy effectively if we lose them.

Our continued success will depend largely on the efforts and abilities of our executive officers and certain other key employees. Our ability to manage our operations and meet our business objectives could be affected adversely if, for any reason, these officers or employees do not remain with us.

One of our customers accounted for 12% of our consolidated net sales in fiscal 2008 and the loss of this customer, or any of our other major customers, would have a material adverse effect on our results of operations.

During fiscal 2008, Wal-Mart, individually, accounted for 22% of our Wholesale/US Nutrition segment's net sales and 12% of the Company's consolidated net sales. As of September 30, 2008, Wal-Mart, individually, accounted for 19% of our Wholesale/US Nutrition segment's total gross accounts receivable. We do not have a long-term contract with Wal-Mart, and the loss of this customer, or any other major customer, could have a material adverse affect on the results of our operations. In addition, our results of operations and ability to service our debt obligations would be impacted negatively to the extent Wal-Mart is unable to make payments to us, or does not make timely payments on outstanding accounts receivables.

We are dependent on certain third-party suppliers.

We purchase from third-party suppliers certain important ingredients and raw materials. The principal raw materials required in our operations are vitamins, minerals, herbs, gelatin and packaging components. We purchase the majority of our vitamins, minerals and herbs from bulk manufacturers and distributors in the US, Japan, China, Europe, India, Canada, Australia and South America. Real or perceived quality control problems with raw materials outsourced from certain regions could negatively impact consumer confidence in our products, or expose us to liability. In addition, although raw materials are available from numerous sources, an unexpected interruption of supply or material increases in the price of raw materials, for any reason, such as regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war or other events, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Also, currency fluctuations including the decline in the value of the US dollar, could result in higher costs for raw materials purchased abroad. In addition, we rely on outside printing services and availability of paper stock in our printed catalog operations.

We rely on our manufacturing operations to produce the vast majority of the nutritional supplements that we sell, and disruptions in our manufacturing system or losses of manufacturing certifications could affect our results of operations adversely.

We manufacture the vast majority of the nutritional supplements that we sell. We currently have manufacturing facilities in Arizona, California, Florida, Illinois, New Jersey, New York and North Carolina in the US, and in Canada and the UK. All our domestic manufacturing operations are subject to GMPs promulgated by the FDA and other applicable regulatory standards. We are subject to similar regulations and standards in Canada. Any significant disruption in our operations at any of these facilities, including any disruption due to any regulatory requirement, could affect our ability to respond quickly to changes in consumer demand and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We operate in a highly competitive industry, and our failure to compete effectively could affect our market share, financial condition and growth prospects adversely.

The vitamin and nutritional supplements industry is a large and growing industry, which is highly fragmented in terms of both geographical market coverage and product categories. The market for vitamins and other nutritional supplements is highly competitive in all our channels of distribution. We compete with companies which may have broader product lines or larger sales volumes, or both, than we do, and our products also compete with nationally advertised brand name products. Most of the national brand companies have resources greater than ours. Numerous companies compete with us in the development, manufacture and marketing of vitamins and nutritional supplements worldwide. In addition, our North America and European retail stores compete with specialty vitamin stores, health food stores and other retail stores worldwide. With respect to mail order sales, we compete with a large number of smaller, usually less geographically diverse, mail order and internet companies, some of which manufacture their own products and some of which sell products manufactured by others. The market is highly sensitive to the introduction of new products which may rapidly capture a significant share of the market. Increased competition from companies that distribute through the wholesale channel could have a material adverse effect on our business, results of operations, financial condition and cash flows as these competitors may have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than ours. See Item 1. "Business—Competition; Customers."

We may not be able to compete effectively in one of, or all, our markets, and our attempt to do so may require us to reduce our prices, which may result in lower margins. Failure to compete effectively could have a material adverse effect on our market share, business, results of operations, financial condition, cash flows and growth prospects.

Our failure to appropriately respond to changing consumer preferences and demand for new products and services could harm our customer relationships and product sales significantly.

The nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of us as a source for the latest products, which in turn could harm our customer relationship and cause decreases in our net sales. The success of our new product offerings depends upon a number of factors, including our ability to:

- accurately anticipate customer needs;
- innovate and develop new products;
- successfully commercialize new products in a timely manner;
- price our products competitively;
- manufacture and deliver our products in sufficient volumes and in a timely manner; and
- differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing need of our customers in a timely manner, some of our products could be rendered obsolete, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to acts of God, war, sabotage and terrorism risk.

Acts of God, war, sabotage and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including disruptions of the shopping and commercial behavior of our customers, changes in the insurance markets and disruptions of fuel supplies and markets, particularly oil.

We may be affected adversely by increased raw material, utility and fuel costs.

Inflation and other factors affect the cost of raw materials, goods and services we use. Increased raw material and other costs may adversely affect our results of operations to the extent we are unable to pass these costs through to our customers or to benefit from offsetting cost reductions in the manufacture and distribution of our products. Furthermore, increasing fuel costs may affect our results of operations adversely in that consumer traffic to our retail locations may be reduced and the costs of our sales may increase as we incur fuel costs in connection with our manufacturing operations, and the transportation of goods from our warehouse and distribution facilities to stores or direct response customers. Also, high oil costs can affect the cost of our raw materials and components and the competitive environment in which we operate may limit our ability to recover higher costs resulting from rising fuel prices.

Our profits may be affected negatively by currency exchange rate fluctuations.

Our assets, earnings and cash flows are influenced by currency fluctuations due to the geographic diversity of our sales and the countries in which we operate, which may have a significant impact on our financial results. For the fiscal year ended September 30, 2008, 33% of our sales were denominated in a currency other than the US dollar, and as of September 30, 2008, 26% of our assets and 12% of our total liabilities were denominated in a currency other than the US dollar. As of September 30, 2008, we had not entered into any hedging arrangements to mitigate our exposure to foreign currency exchange rate risk.

System interruption and security breaches may affect sales.

Customer access to, and ability to use, our websites affect our direct response sales. If we are unable to maintain and continually enhance the efficiency of our systems, we could experience system interruptions or delays that could affect our operating results negatively. In addition, we could be liable for breaches of security on our websites. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to prevent or mitigate such fraud or breaches may affect our operating results negatively.

Our inability to protect our intellectual property rights could adversely affect our business.

We own trademarks registered with the US PTO and many foreign jurisdictions for our Nature's Bounty®, Vitamin World®, Puritan's Pride®, Rexall®, Sundown®, Ester-C®, Solgar®, MET-Rx®, WORLDWIDE Sport Nutrition®, American Health®, Flex-A-Min®, Osteo Bi-Flex®, Physiologics® and Leiner® trademarks, among others, and with the appropriate UK, EU, Dutch or Canadian authorities for our Holland & Barrett®, De Tuinen®, Le Naturiste®, Julian Graves® and SISU® trademarks, among others, and have rights to use other names essential to our business. Our policy is to pursue registrations for all trademarks associated with our key products. US registered trademarks have a perpetual life, as do trademarks in most other jurisdictions, as long as they are renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. We regard our trademarks and other proprietary rights as valuable assets and believe they have significant value in marketing our products. We hold patents for certain products, including 41 patents worldwide for Ester-C products. However, there can be no assurance that infringing goods could not be manufactured in foreign jurisdictions without our knowledge and consent. In addition, many types of Vitamin C products are available on the worldwide market, which may affect sales of our unique Ester-C® brand products. We vigorously protect our patents and trademarks against infringement. Many of our products are not subject to patent protection. There can be no assurance that, to the extent we do not have patents or trademarks on our products, another company will not replicate one or more of our products. Further, there can be no assurance that in those foreign jurisdictions in which we conduct business the protection available to the us will be as extensive as the protection available to us in the United States. See Item 1. "Business—Trademarks and Patents."

Intellectual property litigation and infringement claims against us could cause us to incur significant expenses or prevent us from manufacturing, selling or using our products, which could adversely affect our revenues and market share.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from manufacturing, selling or using our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly, could cause reputational injury and would divert the attention of management and key personnel, which in turn could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

United States. At September 30, 2008, we owned a total of approximately 3.25 million square feet of manufacturing, warehouse, distribution and administrative facilities and leased approximately 2.5 million square feet of administrative, manufacturing, warehouse and distribution space in various locations. At September 30, 2008, we operated 441 retail locations under the names Vitamin World and Nutrition Warehouse in 46 states in the United States, Guam, Puerto Rico and the Virgin Islands. Generally, we lease retail properties for five to ten years at varying annual base rents and percentage rents if sales exceed a specified amount. The Vitamin World and Nutrition Warehouse retail stores have an average of approximately 1,220 square feet.

UK/Ireland. Holland & Barrett owns a 281,000 square foot administrative, manufacturing and distribution facility and a 100,500 square foot manufacturing facility in Burton, UK and leases a 60,000 square foot distribution, administration and packaging facility in Kingswinford, UK. Solgar leases 27,800 square feet of administrative and distribution space in Tring, UK. We lease all but one of our 922 Holland & Barrett, GNC (UK), Julian Graves and Nature's Way retail stores for terms varying between five and 35 years at varying annual base rents. Twelve Holland & Barrett, three GNC (UK) and 53 Julian Graves stores are subject to percentage rents if sales exceed a specified amount. Holland & Barrett stores have an average of approximately 1,190 square feet, Nature's Way stores have an average of approximately 675 square feet; the GNC (UK) stores have an average of approximately 965 square feet, and the Julian Graves stores have an average of approximately 700 square feet.

Netherlands. De Tuinen leases a 71,400 square foot administrative and distribution facility in Beverwijk. De Tuinen leases locations for 71 retail stores on renewable five-year terms at varying annual base rents. Of these, 49 are operated as company stores, 20 are sub-leased to, and operated by, franchisees, and two are operated by franchisees who lease directly from a third party landlord. None of De Tuinen's stores are subject to percentage rents.

Canada. SISU Inc. leases a 34,000 square foot facility in Burnaby, British Columbia. This facility is used for packaging, storing, manufacturing and distributing vitamins, and also contains various administrative offices. The current lease expires in 2009 and we have an option to extend the term. At September 30, 2008, Le Naturiste leased a 40,000 square foot administrative facility, and a warehouse facility of which approximately 14,000 square feet is administrative offices and 26,000 square feet is warehouse and 81 retail locations throughout Canada. Le Naturiste stores each have an average of approximately 755 square feet. Generally, the Le Naturiste stores are leased for one to five years at varying annual base rents and percentage rents if sales exceed a specified amount. The Company acquired Vita Health in July 2008 as part of our Leiner acquisition. Vita Health leases approximately 38,000 square feet of administrative and warehouse space and owns a 185,000 square foot manufacturing, packaging and distribution building.

The following is a listing, as of September 30, 2008, of all material properties (excluding retail locations and *de minimis* administrative or sales office locations) owned or leased by the Company, which are used in all four of the Company's business segments. The Company is required to pay real estate and maintenance costs relating to most of its leased properties.

Owned Properties

Location	Type of Facility	Approx. Sq. Feet
United States:		
Prescott, AZ	Administration, Manufacturing & Distribution	65,000
Bohemia, NY	Administration, Manufacturing & Packaging	169,000
Bohemia, NY	Manufacturing	80,000
Bohemia, NY	Manufacturing	75,000
Bohemia, NY	IT	62,000
Holbrook, NY	Administration & Distribution	230,000
Holbrook, NY	Distribution	108,000
N. Amityville, NY	Manufacturing & Office	48,000
Ronkonkoma, NY	Administration	110,000
Bayport, NY	Administration	12,000
Bayport, NY	Manufacturing	161,500
Murphysboro, IL	Warehousing	62,000
Carbondale, IL	Administration, Packaging & Distribution	77,000
Carbondale, IL	Administration	15,000
South Plainfield, NJ	Administration & Manufacturing	68,000
Boca Raton, FL	Administration	58,000
Boca Raton, FL	Manufacturing	84,000
Deerfield Beach, FL	Packaging	157,000
Boca Raton, FL	Distribution	100,000
Augusta, GA(1)	Warehousing	400,000
Hazleton, PA	Distribution	420,000
Wilson, NC	Manufacturing	125,000
Canada:		
Winnipeg, Manitoba	Administration, Manufacturing, Packaging, Distribution	185,000
United Kingdom:		
Burton	Administration, Manufacturing & Distribution	281,000
Burton	Administration & Manufacturing	100,500
	Total approximate square feet owned	**3,253,000**

Leased Properties

Location	Type of Facility	Approx. Sq. Feet
United States:		
Bohemia, NY	Administration & Warehousing (term–2020)	110,000
Ronkonkoma, NY(2)	Administration & Distribution (term–Oct. 2009)	130,000
Ronkonkoma, NY	Warehousing (term–2014)	75,000
Murphysboro, IL	Warehousing (term–2010)	30,000
Leonia, NJ	Administration & Manufacturing (term–2011)	59,000
Leonia, NJ	Warehousing, Packaging, Offices (term–2012)	18,500
Lyndhurst, NJ	Administration, & Packaging (term–2017)	130,000

Location	Type of Facility	Approx. Sq. Feet
South Plainfield, NJ	Manufacturing, Packaging & Distribution (term–2013)	40,000
Anaheim, CA	Administration, Manufacturing & Distribution (term–2013)	286,000
Anaheim, CA	Manufacturing (term–2013)	64,000
Carson/Gardenia, CA	Distribution (term–2010)	10,600
Lake Mary, FL(3)	Administration (term–Nov. 2008)	12,250
Boca Raton, FL(4)	Warehousing (term–2010)	60,000
Piscataway, NJ	Warehousing (term–2012)	15,000
Sparks, NV	Distribution (term–2014)	202,000
Bentonville, AR	Sales Office (term–2011)	4,200
Duluth, GA	Distribution (term–2011)	32,000
Fargo, ND	Administration (term–2010)	5,700
Carson, CA	Administration, Manufacturing, Packaging & Distribution (term–2014)	268,000
Carson, CA	Manufacturing, Packaging & Distribution (term–2014)	204,000
Carson, CA	Administration & Warehousing (term–2010)	17,000
Carson, CA	Manufacturing, Packaging & Distribution (term–2012)	150,000
Garden Grove, CA	Manufacturing, Packaging & Distribution (term–2011)	140,000
Garden Grove, CA	Warehousing (term–2013)	54,000
Valencia, CA	Manufacturing & Distribution (term–2012)	20,500
Valencia, CA	Manufacturing & Distribution (term–2012)	32,000
Canada:		
Burnaby, British Columbia	Administration, Manufacturing, Warehousing & Distribution (term–Dec. 2009)	34,000
Montreal, Quebec	Administration and Warehousing (term–2018)	40,000
Winnipeg, Manitoba(5)	Administration & Warehousing	34,500
People's Republic of China:		
Beijing	Administration (term–2010)	4,900
Beijing	Warehousing (term–2010)	12,600
United Kingdom:		
Nuneaton	Administration (term–2012)	8,300
Nuneaton	Administration & Distribution (term–2010)	8,000
Tring	Administration & Warehousing (term–2011)	27,800
Kingswinford	Administration, Packaging & Warehouse (term–2020)	60,000
Netherlands:		
Beverwijk	Administration & Distribution (term–2013)	71,400
New Zealand:		
Auckland	Administration & Warehousing (term–2012)	4,800
South Africa:		
Randburg	Administration & Warehousing (term–June 2009)	13,800
Spain:		
Madrid	Administration & Distribution (term–Dec. 2009)	6,500
	Total approximate square feet leased	**2,496,350**
	Total approximate square feet owned and leased	**5,749,350**

(1) We currently lease almost 100% of this building to a third party and have our own storage in a 15,000 sq.ft. portion of this building.
(2) We currently sublease almost 50% of this building to a third party.
(3) At September 30, 2008, this office was subleased to a third party. Our lease for this office expired November 30, 2008.
(4) This property is currently subleased to two subtenants, each having 50% of the space. One sublease is a short term sublease.
(5) This lease is currently in negotiations for renewal.

Warehousing and Distribution

We have approximately 4.4 million square feet dedicated to warehousing and distribution. This figure includes our facilities in Long Island, New York; Carbondale and Murphysboro, Illinois; Anaheim, Carson, Garden Grove, Valencia and Gardenia, California; Augusta and Duluth, Georgia; South Plainfield, Piscataway, Lyndhurst and Leonia, New Jersey; Boca Raton and Deerfield Beach, Florida; Sparks, Nevada; Hazleton, Pennsylvania; Prescott, Arizona; Wilson, North Carolina, Burton, Tring and Kingswinford, UK; Winnipeg, Manitoba, Montreal, Quebec, and Burnaby, British Columbia, Canada; Madrid, Spain; Randburg, South Africa; Auckland, New Zealand; Beverwijk, Netherlands and Bejing, China.

Our domestic warehouse and distribution centers are integrated with our order entry systems so we typically ship out mail orders within 24 hours of their receipt. Once a customer's telephone, mail or internet order is completed, our computer system forwards the order to our distribution center, where all necessary distribution and shipping documents are printed to facilitate processing. Thereafter, the orders are prepared, picked, packed and shipped continually throughout the business day. We operate a proprietary, state-of-the-art, automated picking and packing system for frequently shipped items. We are capable of fulfilling 17,000 Direct Response/Puritan's Pride orders daily. A system of conveyors automatically routes boxes carrying merchandise throughout our primary Long Island distribution center for fulfillment of orders. Completed orders are bar-coded and scanned and the merchandise and ship date are verified and entered automatically into the customer order file for access by sales associates before being shipped. We currently ship our US orders primarily through the United Parcel Service, Inc., serving domestic and international markets. Holland & Barrett, GNC (UK) and Julian Graves use Parcelforce and ANC for deliveries in the UK, and Nature's Way uses the Irish postal service for deliveries in Ireland. De Tuinen uses Brakenhof for deliveries in the Netherlands.

We currently distribute our products from our distribution centers through Company-owned trucks, as well as contract and common carriers in the United States, and in Canada, Ireland, Netherlands, New Zealand, South Africa, Spain and the UK. Deliveries are made directly to the Vitamin World, Nutrition Warehouse and Le Naturiste stores once per week. In addition, we ship products overseas in pallet amounts and by container loads. We also operate additional distribution centers in Burton and Tring, UK, Madrid, Spain, Aukland, New Zealand, Randburg, South Africa and Beverwijk, Netherlands. Deliveries are made directly to Company-owned and operated Holland & Barrett, GNC (UK), Julian Graves, Nature's Way, and De Tuinen stores once or twice per week, depending on each store's inventory requirements.

All our properties are covered by all-risk and liability insurance, in amounts and on terms that we believe are customary for our industry.

We believe that these properties, taken as a whole, are generally well-maintained, and are adequate for current and reasonably foreseeable business needs. We also believe that substantially all our properties are being utilized to a significant degree.

Item 3. Legal Proceedings

Prohormone products

California Action

On July 25, 2002, a putative class-action lawsuit, captioned *Eric Ayala v. MET-Rx USA, Inc. et al.*, was filed in California Superior Court, Los Angeles County, against MET-Rx USA, Inc. ("MET-Rx"), our subsidiary, claiming that the advertising and marketing of certain prohormone supplements were false and misleading, or alternatively, that the prohormone products contained ingredients that were controlled substances under California law. Plaintiffs seek equitable and monetary relief. On June 18, 2004, this case was coordinated with several other class-action cases brought against other companies relating to the sale of products containing androstenediol, one of the prohormones contained in MET-Rx products. The coordinated proceedings were assigned to a coordination judge for further pretrial proceedings. Plaintiffs moved for class certification in 2007, and on February 22, 2008, the court denied plaintiffs' motion for certification. Plaintiffs filed a notice of appeal on April 24, 2008.

MET-Rx also filed a motion to dismiss the lawsuit based upon plaintiffs' failure to prosecute the case diligently. That motion was granted in May 2008. Although Plaintiffs have advised that they also plan to appeal that ruling, not such appeal has been filed to date.

New Jersey Action

In March 2004, a putative class-action lawsuit, captioned *Jerry Beidler v. MET-Rx USA, Inc.*, was filed in New Jersey Superior Court, Mercer County, against MET-Rx, claiming that the advertising and marketing of certain prohormone supplements were false and misleading and that plaintiff and the putative class of New Jersey purchasers of these products were entitled to damages and injunctive relief. Because these allegations are virtually identical to allegations made in a putative nationwide class-action previously filed in California, MET-Rx moved to dismiss or stay the New Jersey action pending the outcome of the California action. The motion was granted, and the New Jersey action is stayed at this time.

Nutrition Bars

Rexall and certain of its subsidiaries are defendants in a class-action lawsuit, captioned *Jamie Pesek, et al. v. Rexall Sundown, Inc., et al.*, brought in 2002 in California Superior Court, County of San Francisco, on behalf of all California consumers who bought various nutrition bars. Plaintiffs allege misbranding of nutrition bars and violations of California unfair competition statutes, misleading advertising and other similar causes of action. Plaintiffs seek restitution, legal fees and injunctive relief. We have defended this action vigorously. In December 2007, while Rexall's and the other defendants' renewed motion for judgment on the pleadings was pending, the Court again stayed the case for all purposes, pending rulings on other relevant cases before the California Supreme Court. The California Supreme Court issued a ruling in those other cases on February 11, 2008, but the parties to those other cases have filed a petition for certiorari with the United States Supreme Court. Accordingly, our case remains stayed, and Rexall cannot estimate how long the case will be stayed. Based upon the information currently available, no determination can be made at this time as to the final outcome of this case, nor can its materiality be accurately ascertained.

General

In addition to the foregoing, other regulatory inquiries, claims, suits and complaints (including product liability and intellectual property claims) arise in the ordinary course of our business. See Item 1, "Business—Government Regulation," for a discussion of these matters. We believe that such other inquiries, claims, suits and complaints would not have a material adverse effect on our consolidated financial condition or results of operations, if adversely determined against us.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

Our common stock trades on the New York Stock Exchange (the "NYSE") under the trading symbol "NTY." The following table sets forth, for the periods indicated, the high and low sale prices for the common stock, as reported on the NYSE.

	Fiscal Year Ended September 30, 2008	
	High	Low
First Quarter ended December 31, 2007	$41.40	$25.31
Second Quarter ended March 31, 2008	$32.62	$20.85
Third Quarter ended June 30, 2008	$36.94	$25.97
Fourth Quarter ended September 30, 2008	$37.26	$26.93
	Fiscal Year Ended September 30, 2007	
	High	**Low**
First Quarter ended December 31, 2006	$42.20	$26.82
Second Quarter ended March 31, 2007	$55.14	$39.63
Third Quarter ended June 30, 2007	$54.61	$39.62
Fourth Quarter ended September 30, 2007	$46.67	$33.48

On November 18, 2008, there were approximately 450 record holders of our common stock. We believe that there were approximately 27,365 beneficial holders of our common stock as of November 18, 2008.

As required by applicable NYSE listing rules, on March 18, 2008, following our 2008 Annual Meeting of Stockholders, our Chairman and Chief Executive Officer submitted to the NYSE a certification that he was not aware of any violation by the Company of NYSE corporate governance listing standards.

Dividend Policy

We have not paid any cash dividends on our Common Stock since our incorporation in 1979. Future determination as to the payment of cash or stock dividends will depend upon our results of operations, financial condition, capital requirements, restrictions contained in our Amended and Restated Credit Agreement, dated July 25, 2008, as amended (the "Amended Credit Agreement"), limitations contained in the indenture governing our 7⅛% Senior Subordinated Notes due 2015 (the "Indenture"), and such other factors as our Board of Directors consider appropriate.

The Amended Credit Agreement prohibits our paying dividends or making any other distributions (other than dividends payable solely in shares of our common stock) to our stockholders. The Indenture similarly prohibits our paying dividends or making any other distributions to our stockholders, subject to some exceptions. Furthermore, except as expressly permitted in the Indenture, our subsidiaries are not permitted to invest in the Company, although the Amended Credit Agreement and the Indenture do permit our subsidiaries to pay us dividends.

For additional information regarding these lending arrangements and securities, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," and Note 11 to the consolidated financial statements in this Report.

For information regarding securities authorized for issuance under our equity compensation plans, see Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," in this Report.

Issuer Purchases of Equity Securities

The Company sponsored Employee Stock Ownership Plan purchased 90,000 shares of our common stock at an average price per share of $26.49 in the open market during December 2007.

The Company did not make any purchases of NBTY Common Stock during the fourth quarter of fiscal 2008.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NBTY, Inc., The NYSE Composite Index
And The NYSE Health Care Index


$250
$200
$150
$100
$50
$0
9/03
9/04
9/05
9/06
9/07
9/08
NBTY, Inc.
NYSE Composite
NYSE Health Care

* $100 invested on 9/30/03 in stock & index-including reinvestment of dividends. Fiscal year ending September 30.

Item 6. Selected Financial Data

The following table sets forth the selected financial data derived from the audited financial statements of the Company. For additional information, see the consolidated financial statements of the Company and the notes thereto. The selected historical financial data of the Company also should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," in this Report.

	Fiscal Years Ended September 30,				
	2008	2007	2006	2005	2004
	(Dollars and shares in thousands, except per share amounts)				
Selected Income Statement Data:					
Net sales	$2,179,469	$2,014,506	$1,880,222	$1,737,187	$1,652,031
Costs and expenses:					
Cost of sales	1,102,169	966,784	992,197	895,644	822,412
Advertising, promotion and catalog	140,479	120,126	103,614	108,005	85,238
Selling, general and administrative	700,209	619,995	598,742	588,166	554,838
Trademark/goodwill impairment	—	—	10,450	7,686	—
Income from operations	236,612	307,601	175,219	137,686	189,543
Interest expense	(18,639)	(16,749)	(25,924)	(26,475)	(24,663)
Miscellaneous, net	13,067	13,124	3,532	8,051	4,125
Income before provision for income taxes	231,040	303,976	152,827	119,262	169,005
Provision for income taxes	77,889	96,044	41,042	41,125	57,156
Net income	$ 153,151	$ 207,932	$ 111,785	$ 78,137	$ 111,849
Per Share Data:					
Net income per share:					
Basic	$ 2.42	$ 3.09	$ 1.66	$ 1.16	$ 1.67
Diluted	$ 2.33	$ 3.00	$ 1.62	$ 1.13	$ 1.62
Weighted average common shares outstanding:					
Basic	63,386	67,268	67,199	67,162	66,793
Diluted	65,739	69,404	69,130	69,137	69,069
Selected Balance Sheet Data:					
Working Capital	$ 573,402	$ 564,952	$ 391,713	$ 475,728	$ 359,847
Total assets	1,936,358	1,534,935	1,304,310	1,482,302	1,232,653
Long-term debt, net of current portion	538,402	210,106	191,045	428,204	306,531
Total stockholders' equity	998,196	1,055,970	839,432	716,055	639,798

Operating results in all periods presented reflect the impact of acquisitions. The timing of those acquisitions and the changing mix of businesses as acquired companies are integrated into the Company may affect the comparability of results from one period to another. (See Note 3 to the consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data," of this Report.)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Readers are cautioned that certain statements contained herein are forward-looking statements and should be read in conjunction with our disclosures under the heading "Forward-Looking Statements" on page 1. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. This discussion also should be read in conjunction with the notes to our consolidated financial statements contained in Item 8. "Financial Statements and Supplementary Data," of this Report. Dollar amounts are in thousands, unless otherwise noted.

Background

We are a leading global vertically integrated manufacturer, marketer and retailer of a broad line of high quality, value-priced nutritional supplements in the United States and throughout the world. We market approximately 25,000 products under numerous brands, including Nature's Bounty®, Vitamin World®, Pure Protein®, Body Fortress®, Puritan's Pride®, Holland & Barrett®, Rexall®, Osteo Bi-Flex®, Flex-A-Min®, Knox®, Sundown®, MET-Rx®, WORLDWIDE Sport Nutrition®, American Health®, DeTuinen®, Le Naturiste™, SISU®, Solgar®, Physiologics® and Ester-C®. We have continued to grow through our marketing practices and through a series of strategic acquisitions. Since 1986, we have acquired and successfully integrated approximately 30 companies or businesses engaged in the manufacturing, retail and direct response sale of nutritional supplements, including:

- Fiscal 1997: Holland & Barrett;
- Fiscal 1998: Nutrition Headquarters Group;
- Fiscal 2000: Nutrition Warehouse Group;
- Fiscal 2001: Global Health Sciences (the "Global Group"), NatureSmart and Nature's Way;
- Fiscal 2002: Healthcentral.com, Knox NutraJoint®, and Synergy Plus® product lines/operations;
- Fiscal 2003: Rexall Sundown Inc., Health and Diet Group Ltd. ("GNC (UK)"), FSC Wholesale, and the DeTuinen chain of retail stores;
- Fiscal 2005: Le Naturiste Jean-Marc Brunet ("Le Naturiste"), SISU, Inc. ("SISU") and Solgar Vitamin and Herb ("Solgar"), formerly a division of Wyeth Consumer Healthcare;
- Fiscal 2007: Ester-C® (formerly Zila Nutraceuticals, Inc.); and
- Fiscal 2008: Doctor's Trust, Leiner Health Products, Inc. ("Leiner") and Julian Graves.

We market our products through four distribution channels:

- Wholesale/US Nutrition—This segment is comprised of several divisions, each targeting specific market groups which include mass market retailers, supermarkets and drug store chains, pharmacies, health food stores, bulk and international customers, wholesalers and distributors.
- North American Retail—This segment generates revenue through its 441 owned and operated Vitamin World and Nutrition Warehouse stores selling proprietary brand and third-party products and through its Canadian operation of 81 owned and operated Le Naturiste stores.
- European Retail—This segment generates revenue through its 526 Holland & Barrett stores, 346 recently acquired Julian Graves stores and 31 GNC stores in the UK, 71 DeTuinen stores in the Netherlands and 19 Nature's Way stores in Ireland. Such revenue consists of sales of proprietary brand and third-party products as well as franchise fees.

- Direct Response/E-Commerce—This segment generates revenue through the sale of proprietary brand and third-party products primarily through mail order catalog and the internet. Catalogs are strategically mailed to customers who order by mail, internet, or phone.

Our net sales from Wholesale/US Nutrition, North American Retail, European Retail, and Direct Response/E-Commerce, as a percentage of consolidated net sales, were approximately 53%, 9%, 28% and 10%, respectively, for the fiscal year ended September 30, 2008. Cost of sales includes the cost of raw materials and all labor and overhead associated with the manufacturing and packaging of the products. Gross margins are affected by, among other things, changes in the relative sales mix among our four distribution channels and the level of promotional programs offered. Historically, gross margins from our Direct Response/E-Commerce and two retail divisions have typically been higher than gross margins from our wholesale division.

Recent Acquisitions

Leiner

On July 14, 2008, we acquired substantially all the nutritional supplement assets of Leiner Health Products, Inc. for approximately $370.6 million. The terms of the Asset Purchase Agreement provide for various working capital adjustments. This acquisition received the approval of the bankruptcy court overseeing the Leiner Estate. The purchase price was funded primarily by the use of our existing $325 million revolving credit facility, as well as cash on hand.

We believe the acquisition, which includes Leiner's U.S. store brand vitamins, minerals and supplements products and Vita Health Products, Inc., Leiner's Canadian subsidiary, enhances our leadership position in the wholesale market sector and strengthens our ability to provide continuous product supply to our customers. The acquisition also expanded our manufacturing capabilities with the addition of four facilities in California, one in North Carolina and one in Canada.

Julian Graves

On September 16, 2008, we acquired Julian Graves, an independent retailer of nuts, fruits and confectionaries, for approximately $25 million. Julian Graves has a network of 346 stores throughout the UK.

In September 2008, the UK Office of Fair Trading commenced an investigation under the merger control provisions of the Enterprise Act 2002 into the completed acquisition by NBTY Europe of Julian Graves. The investigation is ongoing. If the Office of Fair Trading concludes that there is a realistic prospect that the acquisition of Julian Graves will substantially lessen competition in the UK or a substantial part of the UK, it will either refer the acquisition for a further investigation by the Competition Commission or accept undertakings from NBTY Europe in lieu thereof. In the event of an adverse finding by the Competition Commission, NBTY Europe may be required to offer undertakings to resolve the competition concerns identified. Undertakings could include divestment of all or some of the acquired Julian Graves stores. Pending the outcome of the investigation, NBTY Europe has not integrated the Julian Graves business with its existing UK operations.

Critical Accounting Estimates and Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These judgments can be subjective and complex, and consequently actual results could differ materially from those estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. As with any set of assumptions and estimates, there is a range of reasonably likely amounts that may be reported.

The following critical accounting policies have been identified as those that affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition:

We recognize product revenue when title and risk of loss have transferred to the customer, there is persuasive evidence of an arrangement to deliver a product, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Since the delivery terms for most sales within the Wholesale and Direct Response segments are F.O.B. destination, generally title and risk of loss transfer to the customer at the time the product is received by the customer. With respect to our retail store operations, we recognize revenue upon sale of products to retail customers. Net sales represent gross sales invoiced to customers, less certain related charges for discounts, returns, and other promotional program incentive allowances.

Allowance for sales returns:

We analyze sales returns in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48 "Revenue Recognition When Right of Return Exists." We are able to make reasonable and reliable estimates of product returns based on our 29 year history in this business. Estimates for sales returns are based on a variety of factors including actual return experience of specific products or similar products. We also review our estimates for product returns based on expected return data communicated to us by customers. Additionally, we monitor the levels of inventory at our largest customers to avoid excessive customer stocking of merchandise. Allowances for returns of new products are estimated by reviewing data of any prior relevant new product introduction return information. We also monitor the buying patterns of the end-users of our products based on sales data received by our over eleven-hundred retail outlets in North America and Europe. Historically, the difference in the amount of actual returns compared to our estimate has not been significant.

Promotional program incentive allowance:

We estimate our allowance for promotional program incentives based upon specific outstanding programs and historical experience. The allowance for sales incentives offered to customers is based on various contractual terms or other arrangements agreed to in advance with certain customers. Generally, customers earn such incentives as specified sales volumes are achieved. We record these incentives as a reduction to sales as the specified targets are achieved.

Allowance for doubtful accounts:

We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customers' current creditworthiness, as determined by our review of current credit information. We estimate bad debt expense based upon historical experience as well as customer collection issues to adjust the carrying amount of the related receivable to its estimated realizable value. Such bad debt expense has historically been within expectations and allowances established.

Inventories:

Inventories are stated at the lower of cost (first-in first-out method) or market. The cost elements of inventories include materials, labor and overhead. We use standard costs for labor and overhead and periodically adjust those standards. In evaluating whether inventories are stated at the lower of cost or market, we consider such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. Based on this evaluation, we record an adjustment to cost of goods sold to reduce inventories to net realizable value. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer demand or competition differ from expectations.

Long-Lived Assets:

We evaluate the need for an impairment charge relating to long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We consider the following to be some examples of important indicators that may trigger an impairment review: (i) significant under-performance or loss of key contracts acquired in an acquisition relative to expected future operating results; (ii) significant changes in the manner or use of the acquired assets in our overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in our stock price for a sustained period of time; and (vi) regulatory changes.

During fiscal 2008, 2007 and 2006, we recognized impairment charges of $776, $1,336 and $3,141, respectively, on assets to be held and used. These impairment charges related primarily to leasehold improvements and furniture and fixtures for our North American Retail operations and were included in selling, general and administrative expense in the consolidated statements of income. During fiscal 2007, we recognized an additional impairment charge of $2,600 on land and building located in Augusta, Georgia.

Goodwill and indefinite-lived intangibles are tested for impairment annually, or more frequently if impairment indicators are present. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. These evaluations require the use of judgment as to the effects of external factors and market conditions on our conduct of operations, and they require the use of estimates in projecting future operating results. If actual external conditions or future operating results differ from our judgments, impairment charges may be necessary to reduce the carrying value of the subject assets. The fair value of an asset could vary, depending upon the different estimating methods employed, as well as assumptions made. This may result in an impairment of the intangible assets and/or goodwill. An impairment charge would reduce operating income in the period it was determined that the charge was needed. We test goodwill annually as of September 30, the last day of our fourth fiscal quarter, unless an event occurs that would cause us to believe the value is impaired at an interim date. No impairment adjustments were deemed necessary as a result of the September 30, 2008, 2007 and 2006 goodwill and indefinite-lived intangible assets impairment testing. We use a combination of the income and market approaches to estimate the fair value of our reporting units. A 10% change in the estimate of fair value would not impact our assessment.

During fiscal 2006, due to continued difficult market conditions experienced in our low carb product line, we discontinued selling our Carb Solutions branded products (which was acquired as part of the acquisition of Rexall Sundown in 2003) since the brand related to this trademark had virtually no future undiscounted cash flow to support its carrying value. Accordingly, we wrote off the net carrying value of the Carb Solutions trademarked brand of $10,450 during the fiscal year ended September 30, 2006.

Stock-based compensation:

We are required to record the fair value of stock-based compensation awards as an expense. In order to determine the fair value of stock options on the date of grant, we apply the Black-Scholes option-pricing model, including an estimate of forfeitures. Inherent in this model are assumptions related to expected stock-price volatility, risk-free interest rate, expected life and dividend yield. Expected stock-price volatility is based on the historical daily price changes of the underlying stock which are obtained from public data sources. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option. We use historical data to estimate expected dividend yield, expected life and forfeiture rates.

Income Taxes:

We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as tax credit carrybacks and carryforwards. We periodically review the recoverability of deferred tax assets recorded on the balance sheet and provide valuation allowances as we deem necessary to reduce such deferred tax assets to the amount that will, more likely than not, be realized. We make judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. In our opinion, adequate provisions for income taxes have been made for all years. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.

Effective October 1, 2007, we adopted FIN 48, "Accounting for Uncertainty in Income Taxes." In accordance with FIN 48, we recognized a cumulative-effect adjustment of $3,025, increasing our liability for unrecognized tax benefits, interest and penalties and reducing the October 1, 2007 balance of retained earnings.

Accruals for Litigation and Other Contingencies:

We are subject to legal proceedings, lawsuits and other claims related to various matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. We determine the amount of reserves needed, if any, for each individual issue based on our knowledge and experience and discussions with legal counsel. These reserves may change in the future due to new developments in each matter, the ultimate resolution of each matter or changes in approach, such as a change in settlement strategy. In some instances, we may be unable to make a reasonable estimate of the liabilities that may result from the final resolution of certain contingencies disclosed and accordingly, no reserve is recorded until such time that a reasonable estimate may be made.

Results of Operations

Operating results in all periods presented include the results of operations of acquired businesses from the date of acquisition. The timing of those acquisitions and the changing mix of businesses as acquired companies are integrated may affect the comparability of results from one period to another.

The following table sets forth for the periods indicated, the Consolidated Statements of Income expressed as a percentage of total net sales. Percentages may not add due to rounding.

	Fiscal year ended September 30,		
	2008	2007	2006
Net sales	100%	100%	100%
Costs and expenses:			
Cost of sales	50.6%	48.0%	52.8%
Advertising, promotion and catalog	6.4%	6.0%	5.5%
Selling, general and administrative	32.1%	30.8%	31.8%
Trademark impairment	—	—	0.6%
	89.1%	84.7%	90.7%
Income from operations	10.9%	15.3%	9.3%
Other income (expense):			
Interest	-0.9%	-0.8%	-1.4%
Miscellaneous, net	0.6%	0.7%	0.2%
	-0.3%	-0.2%	-1.2%
Income before provision for income taxes	10.6%	15.1%	8.1%
Provision for income taxes	3.6%	4.8%	2.2%
Net income	7.0%	10.3%	5.9%

Fiscal Year Ended September 30, 2008 ("fiscal 2008") Compared to Fiscal Year Ended September 30, 2007 ("fiscal 2007")

Net Sales

Net sales by segment for the fiscal year ended September 30, 2008 as compared to the prior comparable period were as follows:

	Net Sales by Segment Fiscal year ended September 30,					
	2008		2007			
Segment	Net Sales	% of total	Net Sales	% of total	$ change	% change
Wholesale/US Nutrition	$1,160,486	53.2%	$ 976,814	48.5%	$183,672	18.8%
North American Retail	208,014	9.5%	223,435	11.1%	(15,421)	-6.9%
European Retail	600,463	27.6%	620,281	30.8%	(19,818)	-3.2%
Direct Response/E-Commerce	210,506	9.7%	193,976	9.6%	16,530	8.5%
Net sales	$2,179,469	100.0%	$2,014,506	100.0%	$164,963	8.2%

Wholesale/US Nutrition

Net sales for the Wholesale/US Nutrition segment increased $183,672 or 18.8% to $1,160,486 for the fiscal year ended September 30, 2008. This increase includes net sales of $93,365 from our acquisition of Leiner during fiscal 2008. The increase in net sales, excluding Leiner, was $90,307 or 9.2%. This increase was primarily due to increased revenue from existing customers, new product introductions and promotions. Some of the major brands in this segment include Nature's Bounty, Solgar, Osteo Bi-Flex and Rexall. Collectively, net sales of these brands increased $37,750 in fiscal 2008 compared to fiscal 2007. Net sales from our sports nutrition brands increased $27,584 over the prior year. In addition, our wholesale net sales to international customers increased $14,378 in fiscal 2008 as compared to fiscal 2007. We continue to adjust shelf space allocation between the US Nutrition brands to provide the best overall product mix and to respond to changing market conditions. These efforts have helped to strengthen US Nutrition's position in the mass market. Wholesale/US Nutrition continues to leverage valuable consumer sales information obtained from our Vitamin World retail stores and Puritan's Pride Direct Response/E-Commerce operations to provide our mass-market customers with data and analyses to drive mass market sales.

We continue to use targeted promotions to grow overall sales. Promotional programs and rebates were $125,013, or 9.6% of sales for fiscal 2008 as compared to $89,187, or 8.2% of sales for fiscal 2007.

Product returns were $21,506 or 1.6% of sales for the fiscal year ended September 30, 2008 as compared to $21,976 or 2.0% of sales for fiscal 2007. The product returns for the fiscal year ended September 30, 2008 and 2007 were mainly attributable to returns in the ordinary course of business.

One customer, Wal-Mart Stores, Inc., represented 22% and 18% of the Wholesale/US Nutrition segment's net sales for fiscal 2008 and 2007, respectively. It also represented 12% and 9% of consolidated net sales for fiscal years 2008 and 2007, respectively. The loss of this customer, or any of our other major customers, would have a material adverse effect on our results of operations if we were unable to replace such customer.

North American Retail

Net sales for this segment decreased $15,421 or 6.9% to $208,014 for the fiscal year ended September 30, 2008. Sales for stores open more than one year (same store sales) decreased 4%, representing $7,327 of the overall decline in net sales. This decline in net sales is partially attributable to a shift in our Vitamin World stores strategy from reliance on promotional discounting to drive sales to an everyday low price for its customers. In addition, the sales decrease is due, in part, to 16 fewer Vitamin World stores operating at the end of fiscal 2008 as compared to fiscal 2007.

The following is a summary of North American Retail store activity for the fiscal year ended September 30, 2008 and 2007:

North American Retail stores:	Fiscal 2008	Fiscal 2007
Vitamin World		
Open at beginning of the period	457	476
Opened during the period	8	1
Closed during the period	(24)	(20)
Open at end of the period	441	457
Le Naturiste		
Open at beginning of the period	80	95
Opened during the period	1	—
Closed during the period	—	(15)
Open at end of the period	81	80
Total North American Retail		
Open at beginning of the period	537	571
Opened during the period	9	1
Closed during the period	(24)	(35)
Open at end of the period	522	537

We anticipate opening up to 20 additional Vitamin World stores and one Le Naturiste store during fiscal 2009. We may close up to 13 under-performing Vitamin World stores during fiscal 2009.

European Retail

Net sales for this segment decreased $19,818, or 3.2% to $600,463 for fiscal 2008. The decrease in net sales is due to the difficult retail environment in the UK. Same store sales declined 6% or $35,388 in fiscal 2008 as compared to fiscal 2007. This decrease was partially offset by an increase from 21 additional stores open as of the end of fiscal 2008 as compared to fiscal 2007. In addition, the acquisition of Julian Graves on September 16, 2008 contributed net sales of $4,890 during fiscal 2008. The European Retail division continues to leverage its premier status, high street locations and brand awareness.

The following is a summary of European Retail store activity for the fiscal years ended September 30, 2008 and 2007:

European Retail stores:	Fiscal 2008	Fiscal 2007
Open at beginning of the period	626	617
Opened during the period	21	12
Julian Graves acquired during the period	346	—
Closed during the period	—	(3)
Open at end of the period	993	626

We anticipate opening an additional 15 stores during fiscal 2009.

Direct Response/E-Commerce

Direct Response/E-Commerce net sales increased $16,530 or 8.5% for the fiscal year ended September 30, 2008. These results reflect a lowering of prices to garner greater market share in a highly competitive environment and an increase in marketing and promotional activity as compared to the prior fiscal year. This division continues to vary its promotional strategy throughout the fiscal year, utilizing highly promotional catalogs which are not offered in every quarter. Historical results reflect this pattern and therefore this division should be viewed on an annual, and not quarterly, basis.

The average order size decreased approximately 9% for fiscal 2008 as compared to fiscal 2007. On-line net sales comprised 44% of this segment's net sales for fiscal 2008 as compared to 38% for fiscal 2007. We remain the vitamin and nutritional supplements leader in the direct response and e-commerce sectors and continue to increase the number of products available via our catalog and websites.

Gross Profit

Gross profit as a percentage of net sales by segment for the fiscal year ended September 30, 2008 as compared to the prior fiscal year was as follows:

	Gross Profit by Segment Fiscal year ended September 30,					
	2008		2007			Gross Profit
Segment	Gross Profit	% of sales	Gross Profit	% of sales	$ change	change
Wholesale/US Nutrition	$ 446,497	38.5%	$ 404,350	41.4%	$ 42,147	-2.9%
North American Retail	131,719	63.3%	132,638	59.4%	(919)	4.0%
European Retail	378,106	63.0%	394,951	63.7%	(16,845)	-0.7%
Direct Response/E-Commerce	120,978	57.5%	115,783	59.7%	5,195	-2.2%
Gross Profit	$1,077,300	49.4%	$1,047,722	52.0%	$ 29,578	-2.6%

The Wholesale/US Nutrition segment's gross profit percentage decreased to 38.5% for fiscal 2008 as compared to 41.4% for fiscal 2007. For the fourth quarter of the fiscal year, the gross profit percentage was 31.0% as compared to 41.0% for the prior comparable period. The decline in gross margin was mainly due to higher raw material and other manufacturing costs which were not offset by higher prices charged to customers and lower margins on Leiner private label products. In addition, lower gross profits are partially due to increased promotional activity and a fair value adjustment to acquired inventory required under purchase accounting, which resulted in a temporary decrease in gross profit of $3,700 when a portion of the acquired inventory was sold during the fourth quarter of fiscal 2008.

The increase in the North American Retail segment's gross profit percentage to 63.3% for fiscal 2008 as compared to 59.4% for fiscal 2007 reflects a shift in promotional strategy as well as a focus on rationalizing SKU's and enhanced visual merchandising. The decrease in the European Retail segment's gross profit is due to lower sales volumes. The decrease in the Direct Response/E-Commerce segment's gross profit percentage to 57.5% for fiscal 2008 as compared to 59.7% for fiscal 2007 reflects the increase in promotional activity discussed under net sales above, which resulted in an increase in Direct Response/E-Commerce total gross profit dollars of $5,195 in fiscal 2008.

Advertising, Promotion and Catalog Expenses

Total advertising, promotion and catalog expenses by segment for the fiscal year ended September 30, 2008 as compared with the prior fiscal year were as follows:

	Fiscal year ended September 30,			
	2008	2007	$ Change	% Change
Wholesale/US Nutrition	$ 92,316	$ 79,184	$13,132	16.6%
North American Retail	5,903	8,581	(2,678)	-31.2%
European Retail	12,970	13,765	(795)	-5.8%
Direct Response/E-Commerce	28,891	17,986	10,905	60.6%
Corporate	399	610	(211)	-34.6%
Total	$140,479	$120,126	$20,353	16.9%
Percentage of net sales	6.4%	6.0%		

The increase in the Wholesale/US Nutrition segment's advertising, promotions and catalogs is due to the increased advertising campaigns for some of our leading brands. During fiscal 2008 we increased television campaigns for our Ester-C, Osteo Bi-Flex and Flex-A-Min brands. We create our own advertising materials through our in-house staff of advertising associates. The decrease in the North American Retail segment's advertising reflects the aforementioned shift in strategy to fewer promotional programs offered in fiscal 2008 as compared to fiscal 2007. In the U.K. and Ireland, both Holland & Barrett and Nature's Way advertise on television and in national newspapers. GNC (UK) and De Tuinen also advertise in newspapers. SISU advertises in trade journals and magazines. The increase in the Direct Response/E-Commerce advertising expense is due to increased internet marketing and advertising costs and additional catalogs mailed.

Selling, General and Administrative Expenses

Selling, general and administrative expenses by segment for the fiscal year ended September 30, 2008 as compared to the prior fiscal year were as follows:

	Fiscal year ended September 30,			
	2008	2007	$ Change	% Change
Wholesale/US Nutrition	$160,649	$128,395	$32,254	25.1%
North American Retail	122,379	121,286	1,093	0.9%
European Retail	243,195	224,220	18,975	8.5%
Direct Response/E-Commerce	57,185	47,092	10,093	21.4%
Corporate	116,801	99,002	17,799	18.0%
Total	$700,209	$619,995	$80,214	12.9%
Percentage of net sales	32.1%	30.8%		

The Wholesale/US Nutrition's selling, general and administrative expense ("SG&A") increased $32,254 for fiscal 2008 as compared to fiscal 2007. This increase includes approximately $5,300 of acquisition related integration costs for Leiner. Payroll and payroll related costs increased $6,686, of which $3,038 relates to the Leiner operation. Freight costs increased $8,681, of which approximately $3,000 relates to the Leiner operation, and the remaining increase relates to additional shipments and higher fuel surcharges. Bad debt expense increased approximately $4,000 in fiscal 2008 as compared to fiscal 2007 reflecting the weak economic environment. Building related costs increased $3,900 and commissions to brokers increased $2,994.

The European Retail's SG&A increased $18,975 due to an increase of $7,542 for occupancy expenses related to rent increases and new stores; an increase of $5,180 for payroll and payroll related expenses; and an increase of approximately $3,000 for SG&A costs relating to the recently acquired Julian Graves operations. The Direct Response/E-Commerce SG&A increased $10,093 due to an increase of $3,166 for payroll and payroll related expenses (including temporary labor), an increase of $2,860 for consultant fees primarily related to information technology infrastructure projects, and an increase in freight costs of $1,043 due to increased sales volume. The Corporate segment's SG&A increased $17,799 primarily due to an increase in payroll and payroll related costs (including temporary labor) of $13,108 for wage increases and bonuses and which includes approximately $2,718 for severance costs, in the form of stay-bonuses, associated with Leiner transitional associates. In addition, Corporate SG&A increased approximately $1,595 relating to information technology license agreements and $1,521 relating to insurance.

Interest Expense

Interest expense increased $1,890 to $18,639 for fiscal 2008 as compared to $16,749 for fiscal 2007 primarily due to the addition of a new $300,000 term loan entered into during the fourth quarter of fiscal 2008 in connection with the Leiner acquisition.

Miscellaneous, net

The components of miscellaneous, net were as follows:

	Fiscal year ended September 30,		
	2008	2007	$ Change
Foreign exchange gains	$ 3,038	$ 4,535	$(1,497)
Investment income	8,016	7,134	882
Rental income	1,743	865	878
Other	270	590	(320)
Total	$13,067	$13,124	$ (57)

Miscellaneous, net decreased due to lower realized and unrealized foreign exchange gains on intercompany balances for the fiscal year ended September 30, 2008 partially offset by higher investment and rental income.

Provision for Income Taxes

Our provision for income taxes is impacted by a number of factors, including federal taxes, our international tax structure, state tax rates in the jurisdictions where we conduct business, and our ability to utilize state tax credits that expire between 2013 and 2016. Therefore, our overall effective income tax rate could vary as a result of these factors. The effective income tax rate for fiscal 2008 was 33.7%, compared to 31.6% in the prior fiscal year. The fiscal 2008 effective tax rate is higher than the fiscal 2007 effective tax rate due to our decision in fiscal 2007 to reinvest a portion of our foreign earnings in a lower tax jurisdiction. The effective income tax rates are generally lower than the U.S. federal statutory rate, primarily due to the structure of our foreign subsidiaries which could also continue to impact future fiscal quarters.

We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. Effective October 1, 2007, we adopted FIN 48, "Accounting for Uncertainty in Income Taxes." In accordance with FIN 48, we recognized a cumulative-effect adjustment of $3,025, increasing our liability for unrecognized tax benefits, interest and penalties and reducing the October 1, 2007 balance of retained earnings.

Fiscal Year Ended September 30, 2007 ("fiscal 2007") Compared to Fiscal Year Ended September 30, 2006 ("fiscal 2006")

Net Sales

Net sales by segment for the fiscal year ended September 30, 2007 as compared to the prior fiscal year were as follows:

	Net Sales by Segment Fiscal year ended September 30,					
	2007		2006			
Segment	**Net Sales**	**% of total**	**Net Sales**	**% of total**	**$ change**	**% change**
Wholesale/US Nutrition	$ 976,814	48.5%	$ 885,146	47.1%	$ 91,668	10.4%
North American Retail	223,435	11.1%	234,215	12.5%	(10,780)	-4.6%
European Retail	620,281	30.8%	564,933	30.0%	55,348	9.8%
Direct Response/E-Commerce	193,976	9.6%	195,928	10.4%	(1,952)	-1.0%
Net sales	$2,014,506	100.0%	$1,880,222	100.0%	$134,284	7.1%

Wholesale/US Nutrition

Net sales for the Wholesale/US Nutrition segment increased $91,668 or 10.4% to $976,814 for the fiscal year ended September 30, 2007. This increase was primarily due to increased revenue from existing customers, new product introductions and promotions. Some of the major brands in this segment include Nature's Bounty, Solgar, Osteo Bi-Flex and Rexall. Collectively, these brands represented over 40% of the division's net sales in fiscal 2007. In addition, our wholesale net sales to international customers increased $16,992, or 12.2% to $156,308 in fiscal 2007. We continued to adjust shelf space allocation between the US Nutrition brands to provide the best overall product mix and to respond to changing market conditions. These efforts helped to strengthen US Nutrition's position in the mass market. Wholesale/US Nutrition continued to leverage valuable consumer sales information obtained from our Vitamin World retail stores and Puritan's Pride Direct Response/E-Commerce operations to provide our mass-market customers with data and analyses to drive mass market sales.

Product returns were $21,976 or 2.2% of net sales for the fiscal year ended September 30, 2007 as compared to $28,113 or 3.2% of net sales for fiscal 2006. The product returns for the fiscal year ended September 30, 2007 and 2006 were mainly attributable to returns in the ordinary course of business. The product returns for the fiscal year ended September 30, 2006 were comprised of low carb related products as well as returns in the ordinary course of business.

North American Retail

Net sales for this segment decreased $10,780 or 4.6% to $223,435 for the fiscal year ended September 30, 2007. This decrease was primarily due to 35 fewer Vitamin World and Le Naturiste stores operating at the end of fiscal 2007 as compared to the prior fiscal year, which reduced sales by approximately $7,400. Same store sales for stores open more than one year increased one percent. Additionally, the number of customers in the Savings Passport Program, a customer loyalty program, increased approximately 1.3 million to 8.3 million customers at September 30, 2007, as compared to 7.0 million customers at the end of the prior fiscal year. The Savings Passport Card is used to increase customer traffic and provide incentives for customers to purchase at Vitamin World. It is also a tool we utilize to track customer preferences and purchasing trends. During the fiscal year ended September 30, 2007, we closed 36 under-performing Vitamin World and Le Naturiste stores.

The following is a summary of North American Retail store activity for the fiscal years ended September 30, 2007 and 2006:

North American Retail stores:	**Fiscal 2007**	**Fiscal 2006**
Vitamin World		
Company-owned stores		
Open at beginning of the period	476	542
Opened during the period	1	9
Closed during the period	(20)	(75)
Open at end of the period	457	476
Le Naturiste		
Company-owned stores		
Open at beginning of the period	95	97
Opened during the period	—	3*
Closed during the period	(15)	(5)
Open at end of the period	80	95
Franchised stores		
Open at beginning of the period	1	4
Opened during the period	—	—
Closed during the period	(1)	(3)*
Open at end of the period	—	1

* Three franchised stores were converted to company-owned stores during the period.

European Retail

The increase in net sales of $55,348, or 9.8%, for fiscal 2007 was primarily the result of favorable foreign currency translation. Due in part to the difficult retail environment, same store sales for stores open more than one year, in local currency, essentially remained unchanged from the prior fiscal year. Same store sales in U.S. dollars increased 8.4% or $46,779 as compared to fiscal 2006.

The following is a summary of European Retail store activity for the fiscal years ended September 30, 2007 and 2006:

European Retail stores:	**Fiscal 2007**	**Fiscal 2006**
Company-owned stores		
Open at beginning of the period	596	590
Opened during the period	11	12
Closed during the period	(3)	(6)
Open at end of the period	604	596
Franchised stores		
Open at beginning of the period	21	22
Opened during the period	1	—
Closed during the period	—	(1)
Open at end of the period	22	21

Direct Response/E-Commerce

Direct Response/E-Commerce net sales, which includes mail-order and on-line net sales, decreased $1,952 or 1.0% for the fiscal year ended September 30, 2007. This decrease reflected the lowering of prices to gain a greater share of the market in a highly competitive environment. In addition, the average order size in dollars decreased approximately 6.2% as compared to the prior fiscal year.

On-line net sales comprised 37.7% of this segment's net sales for the fiscal year ended September 30, 2007 as compared to 33.2% in fiscal 2006. We remain a leader in the Direct Response and E-Commerce sectors and continue to increase the number of products available via our catalog and websites. We vary our promotional strategy throughout the fiscal year and, as such, our historical results reflect this pattern and should be viewed on an annual, and not quarterly, basis.

Gross Profit

Gross profit as a percentage of net sales by segment for the fiscal year ended September 30, 2007 as compared to the prior fiscal year was as follows:

	Gross Profit by Segment Fiscal year ended September 30,					
	2007		2006			
Segment	Gross Profit	% of sales	Gross Profit	% of sales	$ change	Gross Profit change
Wholesale/US Nutrition	$ 404,350	41.4%	$282,241	31.9%	$122,109	9.5%
North American Retail	132,638	59.4%	136,882	58.4%	(4,244)	1.0%
European Retail	394,951	63.7%	352,360	62.4%	42,591	1.3%
Direct Response/E-Commerce	115,783	59.7%	116,542	59.5%	(759)	0.2%
Gross Profit	$1,047,722	52.0%	$888,025	47.2%	$159,697	4.8%

The Wholesale/US Nutrition segment's gross profit as a percentage of net sales increased to 41.4% for the fiscal year ended September 30, 2007 from 31.9% for the prior fiscal year principally as a result of greater efficiencies generated in manufacturing and supply chain management brought about by economies of scale and changes in product mix. Some of the largest contributors to gross profit in this segment included Nature's Bounty, Solgar, Osteo Bi-Flex and Rexall. Gross profit percentage increases were realized across substantially all wholesale categories. These increases were partially offset by higher purchase prices of certain products, including whey protein, particularly in the fourth quarter of fiscal 2007.

The increase in the European Retail segment's gross profit dollars was primarily the result of favorable foreign currency translation. The increase in gross profit in the North American Retail segment primarily reflected changes in product mix. The gross profit in the Direct Response/ E-Commerce segment remained relatively unchanged and related to the timing of discounting of products and changes in the promotional programs in effect this fiscal year as compared to the prior fiscal year.

Our gross profit percentage, across all segments, is affected by the fluctuation in the purchase price of certain raw materials, as well as many other factors. Towards the end of fiscal 2007, we experienced an increase in the purchase price of certain raw materials.

Advertising, Promotion and Catalog Expenses

Total advertising, promotion and catalog expenses by segment for the fiscal year ended September 30, 2007 as compared with the prior fiscal year were as follows:

	Fiscal year ended September 30,			
	2007	2006	$ Change	% Change
Wholesale/US Nutrition	$ 79,184	$ 63,407	$15,777	24.9%
North American Retail	8,581	8,241	340	4.1%
European Retail	13,765	13,214	551	4.2%
Direct Response/E-Commerce	17,986	18,466	(480)	-2.6%
Corporate	610	286	324	113.3%
Total	$120,126	$103,614	$16,512	15.9%
Percentage of net sales	6.0%	5.5%		

The increase in the Wholesale/US Nutrition's advertising, promotions and catalogs expense was mainly attributable to the timing and number of advertising campaigns for some of our leading brands. During fiscal 2007, we increased television and other media advertising for our Osteo Bi-Flex and Ester-C brands, among others. We create our own advertising materials through our in-house staff of advertising associates. In the UK and Ireland, both Holland & Barrett and Nature's Way advertise on television and in national newspapers. GNC (UK) and De Tuinen also advertise in newspapers. SISU advertises in trade journals and magazines.

Selling, General and Administrative Expenses

Selling, general and administrative expenses by segment for the fiscal year ended September 30, 2007 as compared with the prior comparable period were as follows:

	Fiscal year ended September 30,			
	2007	2006	$ Change	% Change
Wholesale/US Nutrition	$128,395	$132,560	$(4,165)	-3.1%
North American Retail	121,286	128,310	(7,024)	-5.5%
European Retail	224,220	195,689	28,531	14.6%
Direct Response/E-Commerce	47,092	45,328	1,764	3.9%
Corporate	99,002	96,855	2,147	2.2%
Total	$619,995	$598,742	$21,253	3.5%
Percentage of net sales	30.8%	31.8%		

Wholesale/US Nutrition's selling, general and administrative expense decreased primarily due to higher severance costs for the fiscal year ended September 30, 2006 related to a workforce reduction which in turn decreased headcount and salaries for the fiscal year ended September 30, 2007. The decrease in the North American Retail's selling, general and administrative expense was primarily due to a decrease in salaries, rents and related lease expenses and depreciation as a result of 35 fewer stores in operation during the fiscal year ended September 30, 2007 as compared to the prior fiscal year. In addition, asset impairment charges relating to certain under-performing North American Retail stores decreased $1,805 during fiscal 2007 as compared to the prior fiscal year. The European Retail's selling, general and administrative expense increased primarily due to foreign exchange translation of $18,380 and a combined increase in building and salary expenses of $10,039 relating primarily to inflationary increases and the renegotiation of leases for a number of our prime retail locations.

Trademark Impairment

In March 2006, due to continued difficult market conditions, we discontinued our Carb Solutions low-carb product line, which was acquired as part of the acquisition of Rexall Sundown in 2003. Accordingly, we wrote off the carrying value of the Carb Solutions trademarked brand of $10,450 during the fiscal year ended September 30, 2006.

Interest Expense

Interest expense decreased $9,175 to $16,749 for fiscal 2007 as compared to $25,924 primarily due to the elimination of interest and deferred financing fees on Term Loans A and C of $7,883 which were fully repaid in fiscal 2006.

Miscellaneous, net

The components of miscellaneous, net were as follows:

	Fiscal year ended September 30,		
	2007	2006	$ Change
Foreign exchange gains (losses)	$ 4,535	$(1,723)	$6,258
Investment income	7,134	3,229	3,905
Rental income	865	738	127
Other	590	1,288	(698)
Total	$13,124	$ 3,532	$9,592

Miscellaneous, net increased due to the unrealized foreign exchange gains on intercompany balances for the fiscal year ended September 30, 2007 as compared to unrealized foreign exchange losses in the prior comparable period primarily associated with the weakening of the U.S. dollar against the British pound, as well as investment income on higher cash equivalents and short term investment balances.

Provision for Income Taxes

Our income tax expense is impacted by a number of factors, including federal taxes, our international tax structure, state tax rates in the jurisdictions where we conduct our business, and our ability to utilize state tax credits that expire primarily between 2013 and 2016. Therefore, our overall effective income tax rate could vary as a result of these factors. The effective income tax rate for the fiscal year ended September 30, 2007 was 31.6%, compared to 26.9% in the prior fiscal year. The fiscal year 2007 tax rate was lower than the statutory rate due to our decision to reinvest a portion of our foreign earnings in a lower tax jurisdiction, as well as our ability to partially utilize our prior year state and local investment tax credits. The fiscal year 2006 tax rate is lower than the statutory rate primarily due to the Foreign Earnings Repatriation ("FER") provision in the American Jobs Creation Act of 2004. During the fiscal year ended September 30, 2006, we estimated and recorded an incremental benefit of $11,289 relative to the FER provision.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are cash generated from operations and our revolving credit facility. The facility provides for revolving credit loans in the aggregate principal amount of up to $325,000 to be used for working capital and other general corporate purposes, and acquisitions. We have used cash to finance working capital, facility expansions, acquisitions, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

On July 14, 2008, we acquired substantially all of the nutritional supplement assets of Leiner Health Products, Inc. for approximately $370,600. The terms of the Asset Purchase Agreement provide for adjustment of the purchase price based on final working capital. The purchase price was funded primarily by the use of our existing $325,000 revolving credit facility as well as cash on hand. On July 25, 2008, we amended the terms of our existing revolving credit facility to add a new $300,000 five-year term loan with an interest rate of LIBOR plus applicable margin. The proceeds from the new term loan, plus available cash balances, were used to repay the borrowings outstanding under the existing revolving credit agreement. As of September 30, 2008, $60,000 was outstanding under the revolving credit facility. The terms and financial covenants of the term loan and amended revolving credit agreement are similar to the prior agreement.

The following table sets forth, for the periods indicated, cash balances, short-term investments and working capital:

	Fiscal year ended September 30,		
	2008	2007	2006
Cash and cash equivalents at year end	$ 90,180	$ 92,902	$ 89,805
Cash and cash equivalents held by foreign subsidiaries	$ 42,172	$ 70,663	$ 20,454
Investments (short-term)	$ —	$121,382	$ —
Working capital	$573,402	$564,952	$391,713

The following table sets forth, for the period indicated, net cash flows provided by (used in) operating, investing and financing activities and other operating measures:

	Fiscal year ended September 30,		
	2008	2007	2006
Cash flow provided by operating activities	$ 177,405	$ 240,996	$ 312,963
Cash flow (used in) provided by investing activities	$(345,566)	$(228,665)	$ 7,385
Cash flow provided by (used in) financing activities	$ 174,601	$ (12,211)	$(299,430)
Inventory turnover	2.54	2.55	2.54
Days sales (Wholesale) outstanding in accounts receivable	38	38	38

We monitor current and anticipated future levels of cash and cash equivalents in relation to anticipated operating, financing and investing requirements. Cash and cash equivalents held by our foreign subsidiaries are subject to U.S. income taxes upon repatriation to the U.S. We generally repatriate all earnings from our foreign subsidiaries where permitted under local law. However, during fiscal 2007 we reinvested a portion of our foreign earnings in a lower tax jurisdiction.

At September 30, 2008, working capital was $573,402 as compared to $564,952 at September 30, 2007.

The overall decrease in cash provided by operating activities during fiscal 2008 as compared to fiscal 2007 of $63,591 was mainly attributable to a decrease in net income of $54,781 and an increase in working capital.

The overall decrease in cash provided by operating activities during fiscal 2007 as compared to fiscal 2006 was mainly attributable to an increase in inventory reflecting our ongoing efforts to maintain a sufficient supply of product to respond to our increased sales levels, as well as the effect of our acquisition of Ester-C and the impact of foreign currency translation. This increase in inventory was partially offset by increased net income as compared to fiscal 2006.

Fiscal 2008 cash flows used in investing activities consisted primarily of cash paid for acquisitions of $394,532 and the purchase of property, plant and equipment of $49,097, offset by net proceeds from the sale of available-for-sale investments.

Fiscal 2007 cash flows used in investing activities consisted primarily of the conversion of excess cash on hand to higher interest earning investments, purchases of property, plant and equipment, cash paid in the connection with the acquisition of Ester-C and cash held as collateral for a bank loan in the U.K. (see below).

Fiscal 2006 cash flows provided by investing activities consisted primarily of proceeds from the sale of Auction Rate Securities, cash received from the seller in connection with the Solgar acquisition final net asset calculation, offset by the purchase of property, plant and equipment.

Fiscal 2008 cash flows provided by financing activities consisted of proceeds from the new Term Loan of $300,000 relating to the acquisition of Leiner and net borrowings under the Revolving Credit Facility of $60,000, partially offset by the purchase of treasury stock of $188,432.

Fiscal 2007 cash flows used in financing activities related to the purchase of treasury stock and payments for financing fees offset by the proceeds and related tax benefit from the exercise of stock options.

Fiscal 2006 cash flows used in financing activities related to principal payments under long-term debt agreements (payments primarily related to the final redemption of the 8⅝% notes of $75,542, the partial early extinguishment of the 7⅛% Notes of $9,575, principal payments of $75,419 and $138,163 against Term Loan A and Term Loan C, respectively, and the pay down of our variable rate mortgage of $12,878) and net payments under the Revolving Credit Facility, offset by proceeds from short-term borrowings under our multi-currency loan agreement, proceeds from borrowings under the Revolving Credit Facility, proceeds from settlement of an interest rate swap, and the proceeds and related tax benefit from the exercise of stock options.

We believe our cash generated from operations, as well as our borrowings available under our $325,000 revolving credit facility, will be sufficient to fund our operations and meet our cash requirements to satisfy our working capital needs, capital expenditure needs, outstanding commitments, and other liquidity requirements associated with our existing operations over the next 18 to 24 months. Our ability to fund these requirements and comply with financial covenants under our debt agreements will depend on our future operations, performance and cash flow and is subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control. In addition, as part of our strategy, we may pursue acquisitions and investments that are complementary to our business. Any material future acquisitions or investments will likely require additional capital and, therefore, we cannot predict or assure that additional funds from existing sources will be sufficient for such future events.

Debt Agreements

Credit Agreement

On November 3, 2006, we entered into a five-year $325 million Revolving Credit Agreement ("Original Credit Agreement"). The Original Credit Agreement was to be used for working capital purposes and acquisitions. On July 25, 2008, we entered into a $625 million Amended and Restated Credit Agreement ("Amended Credit Agreement"). The Amended Credit Agreement consists of the original $325 million revolving credit facility, which expires on November 3, 2011, and a $300 million five year term loan ("Term Loan"), which expires on July 25, 2013.

In connection with both the Original and Amended Credit Agreements, we entered into a Guarantee and Collateral Agreement which grants the lenders a first priority security interest in substantially all of our respective assets. The terms, financial covenants, collateral and default interest rate of the Amended Credit Agreement are similar to the Original Credit Agreement.

Term Loan

The proceeds of the Term Loan were used to finance a portion of the Leiner acquisition. Interest on the Term Loan is payable quarterly and the rate charged can vary depending on the interest rate option utilized. Options for the rate can either be the Alternate Base Rate or LIBOR, in each case plus applicable margin. At September 30, 2008, the interest rate was approximately 5.3125%. Amortization of the Term Loan is 2.5% per quarter through June 30, 2010, 5.0% per quarter through June 30, 2011, 7.5% per quarter through June 30, 2013, and 2.5% due at maturity, July 25, 2013.

Revolving Credit Facility

The revolving credit facility, which expires on November 3, 2011, is available to be used for working capital purposes and acquisitions. Interest is payable quarterly and the rates charged on borrowings can vary depending on the interest rate option utilized. Options for the rate can either be the Alternate Base Rate or LIBOR, in each case plus an applicable margin. At September 30, 2008, the interest rate, including the applicable margin, was approximately 6.0%.

We are required to pay a commitment fee, which varies between .20% and .375% per annum, depending on our ratio of consolidated indebtedness to consolidated Adjusted EBITDA, on any unused portion of the facility. The facility defines Adjusted EBITDA as net income, excluding the aggregate amount of all non-cash losses reducing net income (excluding any non-cash losses that results in an accrual of a reserve for cash charges in any future period and the reversal thereof), plus interest, taxes, depreciation and amortization.

Since Adjusted EBITDA is not a measure of performance calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), it should not be considered in isolation of, or as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP, such as operating income, net income and cash flows from operating activities. In addition, our definition of Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies.

Senior Subordinated Notes

In September 2006, we issued 10-year 7⅛% Senior Subordinated Notes due 2015 in the aggregate principal amount of $200,000 (the "Notes"). In March 2007, we purchased, on the open market, $10,000 face value of the Notes for $9,575. The Notes are guaranteed by all of our domestic subsidiaries and are full, unconditional and joint and several and uncollaterized and subordinated in right of payment for all existing and future indebtedness of the Company. The Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after October 1, 2010, and prior to maturity at certain fixed redemption prices plus accrued interest. The Notes do not have any sinking fund requirements. Interest is paid semi-annually on April 1st and October 1st. The Notes are net of unamortized discount of $1,292 and $1,429 at September 30, 2008 and 2007, respectively.

Multi-currency Term Loan

In September 2007, we entered into a multicurrency term facility agreement with a bank. During fiscal 2008, we amended the terms of the facility to extend the maturity to December 2010. As part of the amendment, we are required to maintain cash collateral in the amount of the outstanding loan balance. At September 30, 2008, the amount outstanding under this facility was £9,575 denominated in the British Pound Sterling, which approximated $17,222 in US dollars based upon the exchange rate as of September 30, 2008. As a result, the cash collateral securing the loan of $17,222 is included in other assets within the consolidated balance sheet at September 30, 2008. The loan is to be paid in full at our maturity date of December 29, 2010. Interest is payable quarterly at LIBOR plus an applicable margin. At September 30, 2008, the interest rate was approximately 6.4%.

Interest Rate Swaps

In August 2008, we entered into two interest rate swap contracts to hedge the variability of future cash flows relating to a portion of the interest payments on our Term Loan. Each swap contract has a notional amount of $100 million and a fixed interest rate, before bank margin of 3.88% for a two year term and 4.195% for a three year term, respectively. Under the terms of the swap contracts, variable interest payments for a portion of our Term Loan will be swapped for fixed interest payments.

In accordance with SFAS 133, as amended by SFAS 138, we have formally documented the relationship between the interest rate swap contracts and the Term Loan, as well as our risk management objective and strategy for undertaking the hedge transactions. This process includes linking the derivative which was designated as a cash flow hedge to the specific liability on the balance sheet. We will record the change in the fair value of the swap contracts through Other Comprehensive Income, net of tax. Since we expect these hedging relationships to be highly effective, both at inception of the hedges and on an ongoing basis, they are expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedges are designated. We have determined that there will be no ineffectiveness in the hedging relationships since the hedged forecasted interest payments are based on the same notional amount, have the same reset dates, and are based on the same benchmark interest rate designated under the variable rate Term Loan. We also assess, both at the inception of the hedges and on an ongoing basis, whether the derivatives used in the hedging transaction are highly effective in offsetting changes in the cash flows of the hedged item. At September 30, 2008, the swap contracts liability was $2,219.

Financial Covenants and Credit Rating

Our Credit Agreement and the indenture governing the Notes ("Indenture") impose certain restrictions on us regarding capital expenditures and limit our ability to do any of the following: incur additional indebtedness, dispose of assets, make repayments of indebtedness or amendments of debt instruments, pay dividends or distributions, create liens on assets and enter into sale and leaseback transactions, investments, loans or advances and acquisitions. Such restrictions could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business or acquisition opportunities. We were in compliance with all covenants under our Credit Agreement and Indenture at September 30, 2008.

In addition, a default under certain covenants in the Indenture and the Credit Agreement, respectively, could result in the acceleration of our payment obligations under the Credit Agreement and the Indenture, as the case may be, and, under certain circumstances, in cross-defaults under other debt obligations. These defaults may have a negative effect on our liquidity.

At September 30, 2008, credit ratings were as follows:

Credit Rating Agency	Secured Debt	7⅛% Notes	Overall
Standard and Poors	BBB-	BB	BB/Stable
Moody's	Bal/LGD3	B1/LGD6	Ba2

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. For information relating to certain contractual cash obligations see below.

Contractual Obligations

A summary of contractual cash obligations as of September 30, 2008 is as follows:

	Payments Due By Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt, excluding interest	$ 571,711	$ 33,309	$124,667	$225,027	$188,708
Interest	149,753	31,318	48,697	35,894	33,844
Operating leases	669,747	120,870	197,656	140,691	210,530
Purchase commitments	239,590	239,590			
Capital commitments	9,512	9,512			
Employment and consulting agreements	5,405	3,245	2,160		
Total contractual cash obligations	$1,645,718	$437,844	$373,180	$401,612	$433,082

We conduct retail operations under operating leases, which expire at various dates through 2031. Some of the leases contain escalation clauses, as well as renewal options, and provide for contingent rent based upon sales plus certain tax and maintenance costs. Future minimum rental payments (excluding real estate tax and maintenance costs) for retail locations and other leases that have initial or noncancelable lease terms in excess of one year are noted in the above table.

We were committed to make future purchases for inventory related items, such as raw materials and finished goods, under various purchase arrangements with fixed price provisions aggregating approximately $239,590 at September 30, 2008. Such purchase commitments are generally cancelable at our discretion until the order has been shipped, but require repayment of all expenses incurred through the date of cancellation.

We had approximately $9,512 in open capital commitments at September 30, 2008, primarily related to leasehold improvements, as well as manufacturing equipment, computer hardware and software.

At September 30, 2008, we had $10,007 in unrecognized tax benefits, the recognition of which would have an effect of $6,666 on income tax expense and the effective income tax rate. We do not believe that the amount will change significantly in the next 12 months. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

We have employment agreements with two of our executive officers. The agreements, entered into on March 1, 2008, each have a term of three years and are automatically renewed each year thereafter unless either party notifies the other to the contrary. These agreements provide for minimum salary levels and contain provisions regarding severance and change in control of the Company. The remaining commitment for salaries to these two officers as of September 30, 2008 was approximately $3,685. In addition, five members of Holland & Barrett's senior executive staff have service contracts terminable by us upon twelve months notice. The annual aggregate commitment for such senior executive staff as of September 30, 2008 was approximately $1,608.

We have a mandatory retirement age policy that applies to each member of the Board of Directors, other than Mr. Arthur Rudolph, our founder. Under this superannuation policy, no person who has reached the age of 73 can stand for election to the Board. Each Board member who has served on the Board for at least 15 years and who retires from the Board solely as a result of this superannuation policy will continue to receive the annual Board retainer until the earlier of the tenth anniversary of their retirement date or their date of death. We are currently making payments to three former Directors totaling $190 per year as a result of this policy.

We have grown our business through acquisitions, and expect to continue seeking to acquire entities in similar or complementary businesses. Such acquisitions are likely to require the incurrence or assumption of indebtedness or obligations, the issuance of equity securities, or some combination thereof. In addition, we may from time to time determine to sell or otherwise dispose of certain of our existing assets or businesses; we cannot predict if any such transactions will be consummated, nor the terms or forms of consideration which might be required in any such transactions.

Seasonality

Although we believe that our business is not seasonal in nature, historically, we have experienced, and expect to continue to experience, a substantial variation in our net sales and operating results from quarter to quarter. We believe that the factors that influence this variability of quarterly results include general economic and industry conditions affecting consumer spending, changing consumer demands and current news on nutritional supplements, the timing of our introduction of new products, promotional program incentives offered to customers, the timing of catalog promotions, the level of consumer acceptance of new products and actions of competitors. Accordingly, a comparison of our results of operations from consecutive periods is not necessarily meaningful, and our results of operations for any period are not necessarily indicative of future performance. Additionally, we may experience higher net sales in a quarter depending upon when we have engaged in significant promotional activities.

Foreign Currency

Approximately 33%, 36% and 35% of our net sales for the fiscal years ended September 30, 2008, 2007 and 2006, respectively, were denominated in currencies other than U.S. dollars, principally British pounds, euros and Canadian dollars. A significant weakening of such currencies versus the U.S. dollar could have a material adverse effect on us, as this would result in a decrease in our consolidated operating results.

Foreign subsidiaries accounted for the following percentages of assets and total liabilities as of September 30, 2008 and 2007:

	2008	2007
Assets	26%	32%
Total liabilities	12%	21%

In preparing the consolidated financial statements, the financial statements of the foreign subsidiaries are translated from the functional currency, generally the local currency, into U.S. dollars. This process results in exchange rate gains and losses which are included as a separate component of stockholders' equity under the caption "Accumulated other comprehensive income."

During the fiscal years of 2008, 2007 and 2006, translation (losses) gains of ($28,335), $18,268 and $11,431, respectively, were included in determining other comprehensive income. Accordingly, cumulative translation gains of approximately $18,960 and $47,295 were included as part of accumulated other comprehensive income within the consolidated balance sheet at September 30, 2008 and 2007, respectively.

The magnitude of these gains or losses is dependent upon movements in the exchange rates of the foreign currencies against the U.S. dollar. These currencies include the British pound sterling, the euro, the Canadian dollar and the Chinese yuan. Any future translation gains or losses could be significantly different than those noted in each of these years.

Inflation

Inflation affects the cost of raw materials, goods and services we use. High energy costs and fluctuations in commodity prices can affect the cost of all raw materials and components. The competitive environment somewhat limits our ability to recover higher costs resulting from inflation by raising prices. However, we anticipate passing these costs to our customers, to the extent possible. We seek to mitigate the adverse effects of inflation primarily through improved productivity and strategic buying initiatives.

Recent Accounting Developments

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures regarding an entity's derivative and hedging activities. These enhanced disclosures include information regarding how and why an entity uses derivative instruments; how derivative instruments and related hedge items are accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 will not have a material impact on our financial position, results of operations or liquidity.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations," ("SFAS 141R"), which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, however, includes changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for us beginning October 1, 2009 and will apply prospectively to business combinations completed on or after that date. The impact of the adoption of SFAS 141R will be dependent on the extent and nature of any future acquisitions.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and other eligible items at fair value when the items are not otherwise currently required to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Companies electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Companies electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 will be effective for our fiscal year beginning on October 1, 2008. We anticipate that the adoption of SFAS 159 will not have a significant impact on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances disclosures about fair value measurements. SFAS 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS 157 is effective for us beginning October 1, 2008. In February 2008, the FASB issued FASB Staff Position 157-2, which provides for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We anticipate that the adoption of SFAS 157 will not have a significant impact on our consolidated financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to currency fluctuations, primarily with respect to the British pound sterling, the euro, the Canadian dollar and the Chinese yuan, and interest rate risks that arise from normal business operations. We regularly assess these risks.

We have subsidiaries whose operations are denominated in foreign currencies (primarily the British pound sterling, the euro, the Canadian dollar and the Chinese yuan). We consolidate the earnings of our international subsidiaries by translating them into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation." The statements of income of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar weakens against foreign currencies, the remeasurement of these foreign currencies denominated transactions results in increased net sales, operating expenses and net income. Similarly, our net sales, operating expenses and net income will decrease when the U.S. dollar strengthens against foreign currencies.

The U.S. dollar volume of net sales denominated in foreign currencies was approximately $724,154, or 33.2% of total net sales, for fiscal 2008. A majority of our foreign currency exposure is denominated in the British pound sterling and Canadian dollars. During fiscal 2008, the change in currency rates between British pound sterling and Canadian dollar as compared to the U.S. dollar was less than 1% and 10%, respectively, resulting in an increase in net sales of approximately $4,588 and no impact on operating income. The related impact on net income was approximately $0.03 per diluted share for fiscal 2008. We estimate that a 10% change in exchange rates would have impacted operating income by approximately $12,000.

To manage the potential risk arising from changing interest rates and their impact on long-term debt, our policy is to maintain a combination of available fixed and variable rate financial instruments. We are exposed to changes in interest rates on our floating rate revolving credit facility, our multicurrency term facility, and our $300,000 term loan entered into on July 25, 2008. With respect to the interest on the term loan, in August 2008, we entered into two interest rate swap contracts, each with a notional amount of $100 million. Under the terms of the swap contracts, variable interest payments will be swapped for fixed interest payments. The interest rate exposure on the multicurrency term facility is mitigated by the interest earned on the cash collateral securing the loan. Therefore, a hypothetical 10% change in interest rates would not have a material effect on our consolidated pretax income or cash flow. At September 30, 2008, we had borrowings outstanding under our revolving credit facility of $60,000. A hypothetical 10% change in interest rates would not have a material effect on our consolidated pretax income or cash flow.

The 7⅛% Senior Subordinated Notes had a fair value at September 30, 2008, based on then quoted market prices, of $171,000. At September 30, 2008, based solely on a hypothetical 10% change in interest rates related to our fixed rate Notes, we estimate that the hypothetical fair value of our fixed rate debt would have changed approximately $6,000. We believe that the carrying value of all our other financial instruments approximates fair value due to their short maturities and variable interest rates.

Item 8. Financial Statements and Supplementary Data

See the "Index to Financial Statements" located on page 63 of this Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Our chief executive officer and chief financial officer, with assistance from other members of our management, have reviewed the effectiveness of our disclosure controls and procedures as of September 30, 2008, and, based on their evaluation, have concluded that our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, during the three months ended September 30, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our principal executive and principal financial officers, management assessed, as of September 30, 2008, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment using those criteria, management concluded that our internal control over financial reporting, as of September 30, 2008, was effective.

In making our assessment of internal control over financial reporting as of September 30, 2008, management has excluded those companies acquired in purchase business combinations during the fourth fiscal quarter of 2008, which included Leiner Health Products, Inc. and Julian Graves Limited. These companies are wholly-owned and their total assets and net sales represented approximately 24% and 4% of our consolidated total assets and net sales, respectively as of and for the year ended September 30, 2008.

The effectiveness of our internal control over financial reporting as of September 30, 2008, has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Internal control over financial reporting is defined as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information about our directors may be found in our Proxy Statement for the Annual Meeting of Stockholders, expected to be held on February 27, 2009 (the "Proxy Statement"), under the caption "Proposal 1. Election of Directors." Information regarding the procedures by which stockholders may recommend nominees to our board of directors may be found under the caption "Proposal 1. Election of Directors—Committees of the Board of Directors—Nominating/Corporate Governance Committee," in the Proxy Statement. That information is incorporated herein by reference.

The information in the Proxy Statement under the captions "Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Officers," "Proposal 1. Election of Directors—Committees of the Board of Directors—Audit Committee" and "Code of Ethics for Senior Financial Officers" is incorporated herein by reference.

Item 11. Executive Compensation

The information in the Proxy Statement set forth under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors" and "Compensation Committee Report" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in the Proxy Statement set forth under the caption "Principal Stockholders and Security Ownership of Management" is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes the Company's equity compensation plans as of September 30, 2008 (shares in thousands).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,231	$11.53	1,451
Equity compensation plans not approved by security holders	—	—	—
Total:	3,231	$11.53	1,451

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the captions "Certain Relationships and Related Transactions," and "Proposal 1. Election of Directors—Independence of Board Members" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information concerning principal accountant fees and services appears in the Proxy Statement under the heading "Report of the Audit Committee—Audit Fees" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) *Financial Statements and Financial Statement Schedule.*

See the "Index to Financial Statements" which is located on page 63 of this Report.

(b) *Exhibits.* The following exhibits are filed as a part of this Report or incorporated by reference and will be furnished to any security holder upon request for such exhibit and payment of any reasonable expenses incurred by the Company. A security holder should send requests for any of the exhibits set forth below to NBTY, Inc., 2100 Smithtown Avenue, Ronkonkoma, New York 11779, Attention: General Counsel.

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of NBTY, Inc.(1)
3.2	Amended and Restated By-Laws of NBTY, Inc.(2)
4.1	Indenture, dated as of September 23, 2005, among NBTY, Inc., the Guarantors (as defined therein), and The Bank of New York, as Trustee(3)
4.2	Registration Rights Agreement, dated as of September 23, 2005, among NBTY, Inc., the Guarantors (as defined therein) and J.P. Morgan Securities, Inc., Adams Harness, Inc., BNP Paribas Securities Corp., HSBC Securities (USA), Inc., and RBC Capital Markets Corporation(3)
10.1	Executive Consulting Agreement, effective January 1, 2002, by and between NBTY, Inc. and Rudolph Management Associates, Inc.(4)
10.2	First Amendment to Executive Consulting Agreement, effective January 1, 2003, by and between NBTY, Inc. and Rudolph Management Associates, Inc.(5)
10.3	Second Amendment to Executive Consulting Agreement, effective January 1, 2004, by and between NBTY, Inc. and Rudolph Management Associates, Inc.(6)
10.4	Third Amendment to Executive Consulting Agreement, effective January 1, 2005, by and between NBTY, Inc. and Rudolph Management Associates, Inc.(9)
10.5	Fourth Amendment to Executive Consulting Agreement, effective January 1, 2006, by and between NBTY, Inc. and Rudolph Management Associates, Inc.(10)
10.6	Fifth Amendment to Executive Consulting Agreement, effective January 1, 2007, by and between NBTY, Inc. and Rudolph Management Associates, Inc.(1)
10.7	Sixth Amendment to Executive Consulting Agreement, effective January 1, 2008, by and between NBTY, Inc. and Rudolph Management Associates, Inc.(11)
10.8	NBTY, Inc. Associate Stock Ownership Plan(12)
10.9	NBTY, Inc. Year 2000 Incentive Stock Option Plan(7)
10.10	NBTY, Inc. Year 2002 Stock Option Plan(8)
10.11	NBTY, Inc. Year 2008 Stock Option Plan(13)
10.12	Form of Incentive Stock Option Agreement pursuant to the NBTY, Inc. Year 2008 Stock Option Plan(14)
10.13	Form of Non-Qualified Stock Option Agreement pursuant to the NBTY, Inc. Year 2008 Stock Option Plan(14)
10.14	NBTY, Inc. Executive Bonus Plan(15)
10.15	Amended and Restated Credit Agreement, dated July 25, 2008, among NBTY, Inc., as Borrower, The Several Lenders from Time to Time Parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Bank of America, N.A., Citibank, N.A., HSBC Bank USA, National Association and Wachovia Bank, National Association as Co-Syndication Agents(16)

Exhibit No.	Description
10.16	Amended and Restated Guarantee and Collateral Agreement, by NBTY, Inc., the Guarantors party thereto in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of July 25, 2008(16)
10.17	Facility Agreement, dated September 20, 2006, for Good 'N Natural Limited with JPMorgan Chase Bank, N.A., London Branch(1)
10.18	Novation and Amendment Agreement, dated December 18, 2007, for Good 'N Natural Limited with JPMorgan Chase Bank, N.A., London Branch and J.P. Morgan Europe Limited(17)
10.19	Amended and Restated Asset Purchase Agreement, dated June 9, 2008, by and among NBTY Acquisition, LLC, NBTY, Inc., Leiner Health Products, Inc., Leiner Health Services, Inc. and Leiner Health Products, LLC(19)
10.20	Employment Agreement, effective March 1, 2008, by and between NBTY, Inc. and Scott Rudolph(18)
10.21	Employment Agreement, effective March 1, 2008, by and between NBTY, Inc. and Harvey Kamil(18)
12.1	Statement regarding Computation of Ratio of Earnings to Fixed Charges*
21.1	Subsidiaries of NBTY, Inc.*
23.1	Consent of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm*
31.1	Rule 13a-14(a) Certification of Chief Executive Officer*
31.2	Rule 13a-14(a) Certification of Chief Financial Officer*
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

* Filed herewith

(1) Incorporated by reference to NBTY, Inc.'s Form 10-K for the fiscal year ended September 30, 2005 filed December 22, 2005 (File #001-31788).

(2) Incorporated by reference to NBTY, Inc.'s Form 10-K for the fiscal year ended September 30, 2006 filed December 11, 2006 (File #001-31788).

(3) Incorporated by reference to NBTY, Inc.'s Form 8-K filed September 27, 2005 (File #001-31788).

(4) Incorporated by reference to NBTY, Inc.'s Form 10-K for the fiscal year ended September 30, 2002 filed December 20, 2002 (File #0-10666).

(5) Incorporated by reference to NBTY, Inc.'s Form 10-K for the fiscal year ended September 30, 2003 filed December 16, 2003 (File #001-31788).

(6) Incorporated by reference to NBTY, Inc.'s Form 10-K for the fiscal year ended September 30, 2004 filed December 14, 2004 (File #001-31788).

(7) Incorporated by reference to NBTY, Inc.'s Form S-8, filed September 20, 2000 (File #333-46188).

(8) Incorporated by reference to NBTY, Inc.'s Proxy Statement, dated March 25, 2002 (File #0-10666).

(9) Incorporated by reference to NBTY, Inc.'s Form 10-Q, filed May 9, 2005 (File #001-31788).

(10) Incorporated by reference to NBTY, Inc.'s Form 10-Q, filed February 2, 2006 (File #001-31788).

(11) Incorporated by reference to NBTY, Inc.'s Form 8-K, filed on November 30, 2007 (File #001-31788).

(12) Incorporated by reference to NBTY, Inc.'s Form 10-Q, filed May 9, 2008 (File #001-31788).

(13) Incorporated by reference to Annex A to NBTY, Inc.'s Proxy Supplement, filed February 6, 2008, for the Annual Meeting of Stockholders held on February 25, 2008 (File #001-31788).

(14) Incorporated by reference to NBTY, Inc.'s Form 8-K filed, February 29, 2008 (File #001-31788).

(15) Incorporated by reference to Annex A to NBTY, Inc.'s Proxy Statement, filed January 16, 2008, for the Annual meeting of Stockholders held on February 25, 2008 (File #001-31788).

(16) Incorporated by reference to NBTY, Inc.'s Form 8-K filed July 30, 2008 (File #001-31788).

(17) Incorporated by reference to NBTY, Inc.'s Form 10-Q filed February 8, 2008 (File #001-31788).

(18) Incorporated by reference to NBTY, Inc.'s Form 8-K filed April 3, 2008 (File #001-31788).

(19) Incorporated by reference to NBTY, Inc.'s Form 8-K/A filed September 29, 2008 (File #001-31788).

NBTY, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

	Page Number
1. Financial Statements	
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Financial Statements	
Balance Sheets	F-3
Statements of Income	F-4
Statements of Stockholders' Equity and Comprehensive Income	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-8
2. Financial Statement Schedule	
Schedule II	S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders' of NBTY, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of NBTY, Inc. and its subsidiaries at September 30, 2008 and 2007, and the results of their operations and cash flows for each of the three years in the period ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report of Internal Control Over Financial Reporting," management has excluded Leiner Health Products Inc., and Julian Graves Limited from its assessment of internal control over financial reporting as of September 30, 2008 because they were acquired by the Company in purchase business combinations during the fourth fiscal quarter of 2008. We have also excluded Leiner Health Products Inc., and Julian Graves Limited from our audit of internal control over financial reporting. These companies are wholly owned by the Company and their total assets and net sales represent approximately 24% and 4% of the Company's consolidated total assets and net sales, respectively, as reflected in its financial statements as of and for the year ended September 30, 2008.

/s/ PricewaterhouseCoopers LLP
New York, NY
December 1, 2008

NBTY, Inc.
Consolidated Balance Sheets
September 30, 2008 and 2007
(in thousands, except per share amounts)

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 90,180	$ 92,902
Investments	—	121,382
Accounts receivable, net	122,878	98,454
Inventories	585,239	384,990
Deferred income taxes	25,098	21,441
Other current assets	75,971	44,157
Total current assets	899,366	763,326
Property, plant and equipment, net	419,066	323,154
Goodwill	342,379	251,753
Intangible assets, net	230,424	157,548
Other assets	45,123	39,154
Total assets	$1,936,358	$1,534,935
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 33,309	$ 989
Accounts payable	120,620	71,852
Accrued expenses and other current liabilities	172,035	125,533
Total current liabilities	325,964	198,374
Long-term debt, net of current portion	538,402	210,106
Deferred income taxes	49,139	61,788
Other liabilities	24,657	8,697
Total liabilities	938,162	478,965
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.008 par; authorized 175,000 shares; issued and outstanding 61,599 and 67,118 shares at September 30, 2008 and 2007, respectively	493	537
Capital in excess of par	140,990	143,244
Retained earnings	839,068	864,852
Accumulated other comprehensive income	17,645	47,337
Total stockholders' equity	998,196	1,055,970
Total liabilities and stockholders' equity	$1,936,358	$1,534,935

The accompanying notes are an integral part of these consolidated financial statements.

NBTY, Inc.
Consolidated Statements of Income
Years Ended September 30, 2008, 2007 and 2006
(in thousands, except per share amounts)

	2008	2007	2006
Net sales	$2,179,469	$2,014,506	$1,880,222
Costs and expenses:			
Cost of sales	1,102,169	966,784	992,197
Advertising, promotion and catalog	140,479	120,126	103,614
Selling, general and administrative	700,209	619,995	598,742
Trademark impairment	—	—	10,450
	1,942,857	1,706,905	1,705,003
Income from operations	236,612	307,601	175,219
Other income (expense):			
Interest	(18,639)	(16,749)	(25,924)
Miscellaneous, net	13,067	13,124	3,532
	(5,572)	(3,625)	(22,392)
Income before provision for income taxes	231,040	303,976	152,827
Provision for income taxes	77,889	96,044	41,042
Net income	$ 153,151	$ 207,932	$ 111,785
Net income per share:			
Basic	$ 2.42	$ 3.09	$ 1.66
Diluted	$ 2.33	$ 3.00	$ 1.62
Weighted average common shares outstanding:			
Basic	63,386	67,268	67,199
Diluted	65,739	69,404	69,130

The accompanying notes are an integral part of these consolidated financial statements.

NBTY, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years Ended September 30, 2008, 2007 and 2006
(in thousands)

	Common Stock		Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Number of Shares	Amount				
Balance, September 30, 2005	67,191	$537	$138,657	$ 559,275	$ 17,586	$ 716,055
Components of comprehensive income:						
Net income				111,785		111,785
Foreign currency translation adjustment and other, net of taxes					11,471	11,471
Comprehensive income:						$ 123,256
Exercise of stock options	21	1	105			106
Tax benefit from exercise of stock options			15			15
Balance, September 30, 2006	67,212	538	138,777	671,060	29,057	839,432
Components of comprehensive income:						
Net income				207,932		207,932
Foreign currency translation adjustment and other, net of taxes					18,280	18,280
Comprehensive income:						$ 226,212
Purchase and retirement of treasury shares	(421)	(3)	(665)	(14,140)		(14,808)
Exercise of stock options	327	2	1,838			1,840
Tax benefit from exercise of stock options			3,294			3,294
Balance, September 30, 2007	67,118	537	143,244	864,852	47,337	1,055,970
Components of comprehensive income:						
Net income				153,151		153,151
Foreign currency translation adjustment, net of taxes					(28,330)	(28,330)
Change in fair value of interest rate swaps, net of taxes					(1,362)	(1,362)
Comprehensive income:						$ 123,459
Adoption of FIN 48				(3,025)		(3,025)
Purchase and retirement of treasury shares	(6,716)	(54)	(12,468)	(175,910)		(188,432)
Exercise of stock options	1,197	10	7,315			7,325
Tax benefit from exercise of stock options			1,002			1,002
Stock-based compensation			1,897			1,897
Balance, September 30, 2008	61,599	$493	$140,990	$ 839,068	$ 17,645	$ 998,196

The accompanying notes are an integral part of these consolidated financial statements.

NBTY, Inc.
Consolidated Statements of Cash Flows
Years Ended September 30, 2008, 2007 and 2006
(in thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 153,151	$ 207,932	$ 111,785
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:			
Impairments and disposals of property, plant and equipment	1,320	4,682	4,420
Depreciation and amortization	60,721	55,601	56,048
Foreign currency transaction (gain) loss	(1,934)	(4,878)	1,851
Amortization and write-off of deferred charges	874	1,972	4,354
Stock-based compensation	1,897	—	—
Gain on extinguishment of debt	—	—	(425)
Gain on settlement of interest rate swap	—	—	(353)
Trademark impairment	—	—	10,450
Allowance for doubtful accounts	2,140	(1,575)	1,427
Inventory reserves	8,113	12,832	8,908
Deferred income taxes	7,697	(164)	(12,019)
Excess income tax benefit from exercise of stock options	(1,002)	(3,294)	(15)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(11,619)	361	(16,056)
Inventories	(77,027)	(29,229)	131,469
Other assets	(2,817)	(637)	13,059
Accounts payable	4,386	1,025	(4,852)
Accrued expenses and other liabilities	31,505	(3,632)	2,912
Net cash provided by operating activities	177,405	240,996	312,963
Cash flows from investing activities:			
Purchase of property, plant and equipment	(49,097)	(51,274)	(33,882)
Purchase of available-for-sale marketable securities	(365,021)	(449,766)	—
Proceeds from sale of available-for-sale marketable securities	483,156	328,714	39,900
Cash paid for acquisitions, net of cash acquired	(394,532)	(37,005)	—
Cash paid for customer lists	(5,072)	—	—
Acquisition working capital escrow	(15,000)	—	—
Cash collateral securing loan	—	(18,861)	—
Purchase price adjustments and settlements, net	—	(473)	1,845
Purchase of intangible assets	—	—	(478)
Net cash (used in) provided by investing activities	(345,566)	(228,665)	7,385

Continued

The accompanying notes are an integral part of these consolidated financial statements.

NBTY, Inc.
Consolidated Statements of Cash Flows (Continued)
Years Ended September 30, 2008, 2007 and 2006
(in thousands)

	2008	2007	2006
Cash flows from financing activities:			
Proceeds from term loan	$ 300,000	$ —	$ —
Proceeds from borrowings under the Revolving Credit Facility	385,000	—	5,000
Principal payments under the Revolving Credit Facility	(325,000)	—	(11,000)
Principal payments under long-term debt agreements and capital leases	(2,816)	(888)	(312,107)
Proceeds from short-term borrowings	—	—	18,204
Proceeds from settlement of interest rate swap	—	—	353
Payments for financing fees	(2,478)	(1,649)	—
Excess income tax benefit from exercise of stock options	1,002	3,294	15
Proceeds from stock options exercised	7,325	1,840	105
Purchase of treasury stock (subsequently retired)	(188,432)	(14,808)	—
Net cash provided by (used in) financing activities	174,601	(12,211)	(299,430)
Effect of exchange rate changes on cash and cash equivalents	(9,162)	2,977	1,605
Net (decrease) increase in cash and cash equivalents	(2,722)	3,097	22,523
Cash and cash equivalents at beginning of year	92,902	89,805	67,282
Cash and cash equivalents at end of year	$ 90,180	$ 92,902	$ 89,805

The accompanying notes are an integral part of these consolidated financial statements.

NBTY, Inc.
Notes to Consolidated Financial Statements
(in thousands, except per share amounts)

1. Business Operations

NBTY, Inc. (together with its subsidiaries, "we," "our," "us," "NBTY," or the "Company") is a leading global vertically integrated manufacturer, marketer, distributor and retailer of a broad line of high-quality, value-priced nutritional supplements in the United States and throughout the world. We market over 25,000 products under numerous owned and private-label brands, including Nature's Bounty®, Vitamin World®, Pure Protein®, Body Fortress®, Puritan's Pride®, Holland & Barrett®, Rexall®, Osteo-Bi-Flex®, Flex-A-Min®, Knox®, Sundown®, MET-Rx®, WORLDWIDE Sport Nutrition®, American Health®, DeTuinen®, Le Naturiste™, SISU®, Solgar®, Physiologics® and Ester-C®.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

Our financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated in consolidation.

Revenue Recognition

We recognize product revenue when title and risk of loss have transferred to the customer, there is persuasive evidence of an arrangement to deliver a product, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Since the delivery terms for most sales within the wholesale and direct response segments are F.O.B. destination, generally title and risk of loss transfer to the customer at the time the product is received by the customer. With respect to retail store operations, we recognize revenue upon the sale of products to retail customers. Net sales represent gross sales invoiced to customers, less certain related charges for discounts, returns and other promotional program incentive allowances.

Estimates

The preparation of financial statements in conformity with GAAP requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These judgments can be subjective and complex, and consequently actual results could differ materially from those estimates and assumptions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our most significant estimates include: sales returns and other allowances; inventory valuation and obsolescence; valuation and recoverability of long-lived assets; income taxes; and accruals for the outcome of current litigation.

Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(in thousands, except per share amounts)

2. Summary of Significant Accounting Policies (Continued)

Investments

Debt and equity securities that have a readily determinable fair value and that we do not intend to hold to maturity are classified as available-for-sale and recorded at fair value. Unrealized gains and losses are reported, net of related income taxes, in accumulated other comprehensive income as a component of stockholders' equity until realized. If we determine that the fair value of these securities is other-than-temporarily impaired, we would record a loss in our consolidated statements of operations. In determining realized gains and losses, the cost of securities sold is based on the specific identification method.

Sales Returns and Other Allowances

Allowance for sales returns: We analyze sales returns in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48 "Revenue Recognition When Right of Return Exists." We are able to make reasonable and reliable estimates of product returns based on our past 29 year history in this business. Estimates for sales returns are based on a variety of factors, including actual return experience of specific products or similar products. We also review our estimates for product returns based on expected return data communicated to us by customers. Additionally, we monitor the levels of inventory at our largest customers to avoid excessive customer stocking of merchandise. Allowances for returns of new products are estimated by reviewing data of any prior relevant new product return information. We also monitor the buying patterns of the end-users of our products based on sales data received by our retail outlets in North America and Europe.

Promotional program incentive allowances: We estimate our allowance for promotional program incentives based upon specific outstanding programs and historical experience. The allowance for sales incentives offered to customers is based on various contractual terms or other arrangements agreed to in advance with certain customers. Generally, customers earn such incentives as specified sales volumes are achieved.

Allowance for doubtful accounts: We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of current credit information. We estimate bad debt expense based upon historical experience as well as specifically identified customer collection issues to adjust the carrying amount of the related receivable to its estimated realizable value. While such bad debt expense has historically been within expectations and allowances established, we cannot guarantee that we will continue to experience the same credit loss rates that we had in the past. If the financial condition of one or more of our customers were to deteriorate, additional bad debt expense may be required.

Accounts receivable are presented net of the following reserves at September 30:

	2008	2007
Allowance for sales returns	$ 8,904	$ 8,499
Promotional programs incentive allowance	43,902	27,429
Allowance for doubtful accounts	9,768	7,617
	$62,574	$43,545

2. Summary of Significant Accounting Policies (Continued)

Inventories

Inventories are stated at the lower of cost (first-in first-out method) or market. The cost elements of inventories include materials, labor and overhead. We use standard costs for labor and overhead and periodically adjust those standards. In evaluating whether inventories are stated at the lower of cost or market, we consider such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. Based on this evaluation, we record an adjustment to cost of goods sold to reduce inventories to net realizable value.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is charged on a straight-line basis over the estimated useful lives of the related assets. The costs of normal maintenance and repairs are charged to expense when incurred. Expenditures which significantly improve or extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the related assets or the remaining lease term. Upon sale or disposition, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in earnings.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of companies acquired. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. We test goodwill annually as of September 30, the last day of our fourth fiscal quarter, of each year unless an event occurs that would cause us to believe the value is impaired at an interim date.

Definite lived intangibles are amortized on a straight-line basis over periods not exceeding 20 years.

Impairment of Long-Lived Assets

We follow the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires evaluation of the need for an impairment charge relating to long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation for impairment is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write down to a new depreciable basis is required. If required, an impairment charge is recorded based on an estimate of future discounted cash flows.

(in thousands, except per share amounts)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

We recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We estimate the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined that such assets will, more likely than not, go unused. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reversed. Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. We believe adequate provisions for income taxes have been made for all years. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.

Effective October 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48"). In accordance with FIN 48, we recognized a cumulative-effect adjustment of $3,025, increasing our liability for unrecognized tax benefits, interest and penalties and reducing the October 1, 2007 balance of retained earnings.

Stock-Based Compensation

Effective October 1, 2005, we adopted SFAS 123(R), "Share-Based Payment" ("SFAS 123(R)"), using the "modified prospective" method. SFAS 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements measured at the fair value of the award and disallows the use of the intrinsic value method of accounting for stock-based compensation. In addition, the Company elected to use the "short-cut" method to calculate the historical pool of windfall tax benefits upon adoption of SFAS 123(R). Our policy for calculating the potential windfall tax benefit or shortfall for the purpose of calculating assumed proceeds under the treasury stock method of calculating diluted EPS excludes the impact of proforma deferred tax assets related to fully vested awards on the date of adoption.

Shipping and Handling Costs

We incur shipping and handling costs in all divisions of our operations. These costs, included in selling, general and administrative expenses in the consolidated statements of income, were $56,914, $47,562 and $46,933 for the fiscal years ended September 30, 2008, 2007 and 2006, respectively. Of these amounts, $7,372, $11,430 and $11,199 have been billed to customers and are included in net sales for the fiscal years ended September 30, 2008, 2007, and 2006, respectively.

Advertising, Promotion and Catalog

We expense the production costs of advertising the first time the advertising takes place, except for the cost of mail order catalogs which is capitalized and amortized over our expected period of future benefit, which typically approximates two months. Capitalized costs for mail order catalogs at September 30, 2008 and 2007 were $1,235 and $894, respectively. Total catalog expense was $14,652,

(in thousands, except per share amounts)

2. Summary of Significant Accounting Policies (Continued)

$10,195 and $10,096 for the fiscal years ended September 30, 2008, 2007 and 2006, respectively, and is included in advertising, promotion and catalog in the consolidated statements of income.

Foreign Currency

The functional currency of our foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts and cash flows using average rates of exchange prevailing during the year. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity.

Derivatives and Hedging Activities

We account for derivatives and hedging activities under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"), which establishes accounting and reporting guidelines for derivative instruments and hedging activities. SFAS 133 requires the recognition of all derivative financial instruments as either assets or liabilities in the statement of financial condition and measurement of those instruments at fair value. Changes in the fair values of those derivatives are reported in earnings or other comprehensive income depending on the designation of the derivative and whether it qualifies for hedge accounting. For derivatives that have been formally designated as cash flow hedges (interest rate swap agreements), the effective portion of changes in the fair value of the derivative is recorded in other comprehensive income and reclassified into earnings when interest expense on the underlying borrowings is recognized. We do not use derivative financial instruments for trading purposes.

Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding during the fiscal years. Diluted net income per share includes the dilutive effect of outstanding stock options, which resulted in a dilutive effect of 2,353 shares, 2,136 shares and 1,931 shares for the fiscal years ended September 30, 2008, 2007 and 2006, respectively. There were 957 outstanding stock options at September 30, 2008 that were not included in the calculation of dilutive net income per share since they would have been anti-dilutive. There were no outstanding stock options at September 30, 2007 and 2006 that would have been anti-dilutive in the calculation of dilutive net income per share.

Recent Accounting Developments

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures regarding an entity's derivative and hedging activities. These enhanced disclosures include information regarding how and why an entity uses derivative instruments; how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for

(in thousands, except per share amounts)

2. Summary of Significant Accounting Policies (Continued)

financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 will not have a material impact on our financial position, results of operations or liquidity.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), ("SFAS 141R"), "Business Combinations," which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, however, includes changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for us beginning October 1, 2009 and will apply prospectively to business combinations completed on or after that date. The impact of the adoption of SFAS 141R will be dependent on the extent and nature of any future acquisitions.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure certain financial instruments and other eligible items at fair value when the items are not otherwise currently required to be measured at fair value. Under SFAS 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Companies electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Companies electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 will be effective for our fiscal year beginning on October 1, 2008. We anticipate that the adoption of SFAS 159 will not have a significant impact on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances disclosures about fair value measurements. SFAS 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS 157 is effective for us beginning October 1, 2008. In February 2008, the FASB issued FASB Staff Position 157-2, which provides for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We anticipate that the adoption of SFAS 157 will not have a significant impact on our consolidated financial position or results of operations.

3. Acquisitions

We account for acquisitions under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Under the purchase method of accounting, the total purchase price is allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values. Any excess of the purchase price over their fair values is recorded as goodwill. The fair value assigned to the tangible and intangible assets acquired and liabilities assumed is based upon estimates and assumptions, including a valuation.

(in thousands, except per share amounts)

3. Acquisitions (Continued)

Fiscal 2008 Acquisitions

Leiner

On July 14, 2008, we acquired substantially all the nutritional supplement assets of Leiner Health Products Inc. ("Leiner") plus the assumption of certain liabilities for $370,600 (subject to adjustment based upon finalization of working capital balances acquired at the date of closing). This acquisition received the approval of the bankruptcy court overseeing the Leiner Estate. The purchase price was funded primarily by the use of our existing $325,000 revolving credit facility, and $45,600 of cash on hand. The Company also incurred $2,740 of direct transaction costs for a total purchase price of $373,340. Substantially all the goodwill associated with this acquisition will be deductible for tax purposes.

We have not yet finalized the working capital adjustment (as defined in the purchase agreement) relating to the Leiner acquisition. The purchase agreement stipulates an adjustment to the purchase price between the buyer and seller for the excess or shortfall of the final working capital threshold as stated in the agreement. Pursuant to the purchase agreement, since the buyer and seller were unable to agree on the calculation of the working capital, an independent accounting firm will determine the final working capital in the near future. We have $15,000 held in an escrow fund, pending the final determination of working capital (included in other current assets as of September 30, 2008). The completion of this process will likely result in an adjustment to the purchase price and goodwill.

We believe the acquisition, which includes Leiner's U.S. store brand vitamins, minerals and supplements products and Vita Health Products, Inc., Leiner's Canadian subsidiary, enhances our leadership position in the wholesale market sector and strengthens our ability to provide continuous product supply to our customers. The acquisition also expanded our manufacturing capabilities with the addition of four facilities in California, one in North Carolina and one in Canada.

The following provides a preliminary allocation of the purchase price in relation to the Leiner acquisition:

	Leiner
Assets acquired	
Cash	$ 1,412
Accounts receivable	13,844
Inventories	130,386
Other current assets	2,650
Property, plant and equipment	80,768
Goodwill	100,297
Intangibles	84,500
Other assets	1,644
Total assets acquired	415,501
Liabilities assumed	
Capital lease obligations	3,682
Accounts payable and accrued liabilities	38,479
Total liabilities assumed	42,161
Net assets acquired	$373,340

(in thousands, except per share amounts)

3. Acquisitions (Continued)

The fair value of property, plant and equipment acquired (as of the date of acquisition) was as follows:

	Fair Values	Depreciation and Amortization period (years)
Land	$ 1,850	
Buildings and leasehold improvements	19,336	4–30
Machinery and equipment	45,950	6–13
Furniture and fixtures	1,410	3–6
Computer equipment	5,081	3
Transportation equipment	20	3
Construction in progress	7,121	
Total property, plant and equipment	$80,768	

The fair value of identifiable intangible assets acquired (as of the date of acquisition) was as follows:

	Fair Values	Amortization period (years)
Customer relationships	$84,000	20
Trademarks	500	15
Total intangible assets	$84,500	

At the closing of the Leiner acquisition, we announced workforce reductions and, as such, included an estimated accrual for such reductions of $5,508, comprised of severance and employee benefits, in the preliminary purchase price allocation (included herein). The rollforward of the workforce reduction accrual is as follows:

Accrual at acquisition date July 14, 2008	$ 5,508
Additional accruals	2,718
Payments	(2,377)
Accrual at September 30, 2008	$ 5,849

During the fourth quarter of fiscal 2008, we incurred $2,718 for severance costs, in the form of stay-bonuses, expected to be paid to transitional Leiner associates upon their termination. This amount was included in selling, general and administrative cost in the consolidated statement of income for the year ended September 30, 2008.

(in thousands, except per share amounts)

3. Acquisitions (Continued)

The following unaudited pro forma financial information presents a summary of our consolidated net sales and net income for the years ended September 30, 2008 and 2007, assuming that the acquisition of Leiner had taken place on October 1, 2006.

	2008 Pro Forma Consolidated	2007 Pro Forma Consolidated
Net sales	$2,559,967	$2,534,468
Net income	$ 81,392	$ 111,202
Net income per share		
Basic	$ 1.28	$ 1.65
Diluted	$ 1.24	$ 1.60
Weighted average common shares outstanding		
Basic	63,386	67,268
Diluted	65,739	69,404

The above unaudited pro forma financial information has been prepared for comparative purposes only and include certain adjustments to actual financial results for the relevant periods, such as imputed interest costs, and estimated additional depreciation and amortization expense as a result of property, plant and equipment and intangible assets acquired. The pro forma financial information does not purport to be indicative of the results of operations that would have been achieved had the acquisition taken place on the date indicated or that may result in the future.

Certain non-recurring charges that were not part of the activities acquired by NBTY are included in the above unaudited pro forma financial information. These charges relate to Leiner's bankruptcy reorganization and impairments on its Fort Mill, South Carolina facility, which we did not acquire. The amount of these non-recurring charges included in the fiscal 2008 and 2007 unaudited pro forma financial information was $29,437 and $26,534, respectively.

Julian Graves

On September 16, 2008, our subsidiary, NBTY Europe Limited, acquired Julian Graves, a UK independent retailer of nuts, seeds and confectionaries for approximately $25,000. Julian Graves has a network of 346 stores throughout the UK. The preliminary allocation of net assets acquired primarily consisted of inventory, property, plant and equipment, goodwill and other intangible assets. Since we acquired the outstanding share capital of Julian Graves, the goodwill associated with this acquisition is not deductible for tax purposes. The purchase agreement stipulates an adjustment to the purchase price between the buyer and seller for the excess or shortfall of the final working capital threshold as stated in the agreement. We have not yet finalized the working capital adjustment (as defined in the purchase agreement) relating to the Julian Graves acquisition. The allocation of net assets acquired is based on preliminary estimates. Finalization of the valuation of the net assets acquired and working capital balance at the date of closing are subject to change during the purchase price allocation period (generally one year from the acquisition date).

In September 2008, the UK Office of Fair Trading commenced an investigation under the merger control provisions of the Enterprise Act 2002 into the completed acquisition by NBTY Europe of Julian Graves. The investigation is ongoing. If the Office of Fair Trading concludes that there is a

(in thousands, except per share amounts)

3. Acquisitions (Continued)

realistic prospect that the acquisition of Julian Graves will substantially lessen competition in the UK, or a substantial part of the UK, it will either refer the acquisition for a further investigation by the Competition Commission or accept undertakings from NBTY Europe in lieu thereof. In the event of an adverse finding by the Competition Commission, NBTY Europe may be required to offer undertakings to resolve the competition concerns identified. Undertakings could include divestment of all or some of the acquired Julian Graves stores. Pending the outcome of the investigation, NBTY Europe has not integrated the Julian Graves business with its existing UK operations.

Proforma financial information related to Julian Graves is not provided as its impact was not material to our consolidated financial statements.

Fiscal 2007 Acquisition

The Ester C Company (formally known as Zila Nutraceuticals, Inc.)

On October 2, 2006, we acquired 100% of the stock of Zila Nutraceuticals, Inc., a subsidiary of Zila, Inc. Once acquired, we changed the name of Zila Nutraceuticals, Inc. to The Ester C Company ("Ester-C"). Ester-C manufactures and markets Ester-C®, which is known throughout multiple markets including health food stores and mass market retailers. This acquisition represents an opportunity for us to enhance our presence in key markets. The purchase price for Ester-C was $37,500. In addition, the purchase price was subject to a post-closing adjustment based on the final working capital. During March 2007, we received a payment of $1,214 in settlement of the final working capital adjustment. We also incurred approximately $766 of direct transaction costs for a total purchase price of approximately $37,052, subject to any contingent cash payment noted above. The goodwill of $3,643 associated with this acquisition is deductible for tax purposes. The purchase price was paid out of cash on hand.

Proforma financial information related to Ester-C is not provided as its impact was not material to our consolidated financial statements.

4. Investments

Investments are as follows at September 30:

	2008		2007	
	Short term	Long term	Short term	Long term
Auction Rate Securities:				
New York State Municipal Securities	$ —	$1,975	$ 83,591	$ —
Alabama Municipal Securities	—	1,125	34,700	—
Commercial Paper	—	—	3,091	—
Total Investments	$ —	$3,100	$121,382	$ —

All our investments are classified as available-for-sale securities. Long-term investments are included in other assets. Our New York State Municipal securities are fully-insured. The underlying auction rate securities ("ARS"), without insurance, were originally rated between A and Aaa. ARS are long-term variable rate bonds tied to short-term interest rates that are reset through a "dutch auction" process which occurs every 7 to 35 days. The ARS that we hold have maturities ranging from 18 to 33 years. The auctions have historically provided a liquid market for these securities. However, as a

(in thousands, except per share amounts)

4. Investments (Continued)

result of liquidity issues in the financial credit and capital markets, we have experienced multiple failed auctions, beginning with the second half of February 2008.

Based on our assessment of the credit quality of the underlying securities, including consideration given to the lack of liquidity for the securities, a downgrade of the credit ratings of the Alabama municipal agency securities and the overall unstable current market conditions, we believe that these ARS have experienced insignificant impairments. If uncertainties in the financial credit and capital markets continue, these markets deteriorate further, or there are additional ratings downgrades on any ARS that we hold, we may be required to recognize impairment charges in the future which could adversely impact our future earnings.

As of September 30, 2008, ARS are classified as non-current assets since there is uncertainty in current financial markets and, although there has been an occasional successful auction, current conditions in the general financial markets have created uncertainty as to when successful auctions will occur on a more regular basis. In addition, while these ARS are classified as available for sale, we believe we have the ability to hold these securities to maturity or until the credit market recovers.

Investment income included in "miscellaneous, net" in the statements of income was $8,016, $7,134 and $3,229 during the fiscal years ended September 30, 2008, 2007 and 2006, respectively.

5. Inventories

The components of inventories are as follows at September 30:

	2008	2007
Raw materials	$180,330	$ 92,924
Work-in-process	33,941	8,277
Finished goods	388,176	297,925
Valuation and obsolescence reserves	(17,208)	(14,136)
Total	$585,239	$384,990

(in thousands, except per share amounts)

6. Property, Plant and Equipment, net

Property, plant and equipment is as follows at September 30:

	2008	2007	Depreciation and amortization period (years)
Land	$ 24,300	$ 23,064	
Buildings and leasehold improvements	272,951	249,088	4–40
Machinery and equipment	201,327	148,086	3–13
Furniture and fixtures	119,610	106,006	3–10
Computer equipment	83,840	70,800	3–5
Transportation equipment	13,204	11,813	3–4
Construction in progress	54,449	39,764	
	769,681	648,621	
Less accumulated depreciation and amortization	350,615	325,467	
	$419,066	$323,154	

Depreciation and amortization of property, plant and equipment for the fiscal years ended September 30, 2008, 2007 and 2006 was approximately $46,944, $42,584 and $43,739, respectively.

7. Goodwill and Intangible Assets, net

Goodwill

The changes in the carrying amount of goodwill by segment for the fiscal years ended September 30, 2008 and 2007 are as follows:

	Wholesale/ US Nutrition	European Retail	Direct Response/ E-Commerce	Consolidated
Balance at September 30, 2006	$ 73,253	$147,509	$15,197	$235,959
Acquisition of Ester-C	3,643	—	—	3,643
Purchase price settlements	(1,605)	—	—	(1,605)
Foreign currency translation	347	13,409	—	13,756
Balance at September 30, 2007	75,638	160,918	15,197	251,753
Acquisitions:				
Leiner	100,297	—	—	100,297
Julian Graves	—	6,943	—	6,943
Other acquisitions	—	—	908	908
Foreign currency translation	(245)	(17,277)	—	(17,522)
Balance at September 30, 2008	$175,690	$150,584	$16,105	$342,379

(in thousands, except per share amounts)

7. Goodwill and Intangible Assets, net (Continued)

Other Intangible Assets

The carrying amounts of acquired other intangible assets are as follows at September 30:

	2008		2007		
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Amortization period (years)
Definite lived intangible assets					
Brands	$ 98,566	$21,374	$ 99,608	$16,438	20
Customer lists	65,007	39,882	62,090	36,119	2–15
Private label and customer relationships	123,435	8,068	40,669	5,538	10–20
Trademarks and licenses	17,308	6,847	17,640	6,375	2–20
Covenants not to compete	3,545	3,066	3,056	2,845	3–5
	307,861	79,237	223,063	67,315	
Indefinite lived intangible asset					
Trademark	1,800	—	1,800	—	
Total intangible assets	$309,661	$79,237	$224,863	$67,315	

During the year ended September 30, 2008, the following intangible asset increases are a result of acquisitions:

Customer lists	$ 3,100
Private label and customer relationships	84,000
Trademarks and licenses	800
Covenants not to compete	500
	$88,400

Other changes in intangible assets relate to foreign currency translation.

Aggregate amortization expense of other definite lived intangible assets included in the consolidated statements of income under the caption "selling, general and administrative" expenses in fiscal 2008, 2007 and 2006 was approximately $13,777, $13,017 and $12,309, respectively.

Assuming no changes in our other intangible assets, estimated amortization expense for each of the next five fiscal years is as follows:

2009	$16,240
2010	$15,985
2011	$15,944
2012	$15,813
2013	$15,714

(in thousands, except per share amounts)

8. Impairment of Long-Lived Assets

We regularly evaluate our retail stores that reach a certain level of maturity and have been sustaining operating losses for an impairment review. We consider a history of cash flow losses on a store by store basis to be our primary indicator of potential impairment. The estimated future undiscounted cash flows associated with the leasehold improvements and furniture and fixtures in certain North American retail stores that were incurring losses were compared to the respective carrying amounts of such assets. Based on an impairment analysis performed in accordance with SFAS 144, we determined that a write down to a new basis was required since the carrying amount of the long-lived asset group for each store incurring losses exceeded its fair value, calculated based on the present value of estimated future cash flows. Accordingly, we recognized impairment charges of $776, $1,336 and $3,141 for the fiscal years ended September 30, 2008, 2007 and 2006, respectively, on assets to be held and used. These impairment charges related primarily to leasehold improvements and furniture and fixtures for our North American Retail operations and were included in the consolidated statements of income under the caption "selling, general and administrative" expenses.

Due to continued difficult market conditions experienced in our low carb product line, we decided to discontinue selling our Carb Solutions trademark branded products during the fiscal year ended September 30, 2006 (which was acquired as part of the acquisition of Rexall Sundown in 2003) since the brand related to this trademark had virtually no future undiscounted cash flow to support its carrying value. Accordingly, we wrote off the net carrying value of the Carb Solutions trademarked brands of $10,450 during the fiscal year ended September 30, 2006.

9. Assets Held for Sale

During fiscal 2007, we decided to sell the land and building located in Augusta, Georgia, since we no longer intended to develop a manufacturing facility at this site. We originally anticipated that this sale would be completed during fiscal 2008. As a result of the current market conditions, we have decided to consider alternatives to a sale transaction and therefore, the Augusta land and building no longer meet the "held for sale" criteria under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, the Augusta land and building were re-classified to other assets at September 30, 2008 and 2007.

During fiscal 2007, we determined that the carrying value of the land and building exceeded its estimated fair value less costs to sell by approximately $2,600. In accordance with SFAS 144, we recorded an impairment charge of $2,600 to reduce the carrying value of the asset to $10,303 at September 30, 2007. This impairment charge is included in the consolidated statements of income under the caption "selling, general and administrative" expenses for the fiscal year ended September 30, 2007. As of September 30, 2008, the book value of the land and building increased to $11,465 due to capitalized building improvements of $1,162 during the fiscal year ended September 30, 2008. At September 30, 2008, the book value of the land and building approximates fair value.

(in thousands, except per share amounts)

10. Accrued Expenses and Other Current Liabilities

The components of accrued expenses and other current liabilities are as follows at September 30:

	2008	2007
Accrued compensation and related taxes	$ 32,909	$ 25,742
Accrued purchases	41,320	12,541
Litigation	10,375	9,316
Income taxes payable	11,040	12,329
Accrued interest	9,607	6,987
Other	66,784	58,618
	$172,035	$125,533

11. Long-Term Debt

Long-term debt consists of the following at September 30:

	2008	2007
Credit Agreement:		
$300 million, five-year term loan	$300,000	$ —
Revolving Credit Facility	60,000	—
Senior Subordinated Notes	188,708	188,571
Multi-currency Term Loan	17,222	19,597
Mortgage	1,599	2,122
Capital Leases	4,182	805
	571,711	211,095
Less: current portion	33,309	989
Total	$538,402	$210,106

Credit Agreement

On November 3, 2006, we entered into a five year $325 million Revolving Credit Agreement ("Original Credit Agreement"). The Original Credit Agreement was to be used for working capital purposes and acquisitions. On July 25, 2008, we entered into a $625 million Amended and Restated Credit Agreement ("Amended Credit Agreement"). The Amended Credit Agreement consists of the original $325 million revolving credit facility, which expires on November 3, 2011, and a $300 million five year term loan ("Term Loan").

In connection with both the Original and Amended Credit Agreements, we entered into a Guarantee and Collateral Agreement which grants the lenders a first priority security interest in substantially all our assets. The terms, financial covenants, collateral and default interest rate of the Amended Credit Agreement are similar to the Original Credit Agreement.

Term Loan

The proceeds of the Term Loan were used to finance a portion of the Leiner acquisition. Interest on the Term Loan is payable quarterly and the rate charged varies depending on the interest rate

(in thousands, except per share amounts)

11. Long-Term Debt (Continued)

option selected by the Company. Options for the rate can either be the Alternate Base Rate or LIBOR, in each case plus applicable margin. At September 30, 2008, the interest rate, including applicable margin, was approximately 5.3%. Amortization of the Term Loan is 2.5% per quarter through June 30, 2010, 5.0% per quarter through June 30, 2011, 7.5% per quarter through June 30, 2013, and 2.5% due at maturity, July 25, 2013.

Revolving Credit Facility

The revolving credit facility is available to be used for (i) the repayment of amounts outstanding under the Original Credit Agreement, (ii) the payment of any fees, commissions and expenses in connection therewith, (iii) working capital purposes, and (iv) any acquisitions consummated after the closing of the transactions contemplated by the Amended Credit Agreement. Interest is payable quarterly and the rates charged on borrowings can vary depending on the interest rate option selected by the Company. Options for the rate are the Alternate Base Rate or LIBOR, in each case plus applicable margin. At September 30, 2008, the interest rate, including applicable margin, was approximately 6.0%.

We are required to pay a commitment fee, which varies between .20% and .375% per annum, depending on our ratio of consolidated indebtedness to consolidated Adjusted EBITDA, on any unused portion of the facility. The facility defines Adjusted EBITDA as net income, excluding the aggregate amount of all non-cash losses reducing net income (excluding any non-cash losses that result in an accrual of a reserve for cash charges in any future period and the reversal thereof), plus interest, taxes, depreciation and amortization.

Senior Subordinated Notes

In September 2006, we issued 10-year 7⅛% Senior Subordinated Notes due 2015 in the aggregate principal amount of $200,000 (the "Notes"). In March 2007, we purchased, on the open market, $10,000 face value of the Notes for $9,575. The Notes are guaranteed by all our domestic subsidiaries and are full, unconditional and joint and several and uncollaterized and subordinated in right of payment for all existing and future indebtedness of the Company. The Notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after October 1, 2010, and prior to maturity at certain fixed redemption prices plus accrued interest. The Notes do not have any sinking fund requirements. Interest is paid semi-annually on April 1st and October 1st. The Notes are net of unamortized discount of $1,292 and $1,429 at September 30, 2008 and 2007, respectively.

Multi-currency Term Loan

In September 2007, we entered into a multicurrency term facility agreement with a bank. During fiscal 2008, we amended the terms of the facility to extend the maturity to December 2010. As part of the amendment, we are required to maintain cash collateral in the amount of the outstanding loan balance. At September 30, 2008, the amount outstanding under this facility was £9,575 denominated in the British pound sterling, which approximated $17,222 in US dollars based upon the exchange rate as of September 30, 2008. As a result, the cash collateral securing the loan of $17,222 is included in other assets within the consolidated balance sheet at September 30, 2008. The loan matures in full on

(in thousands, except per share amounts)

11. Long-Term Debt (Continued)

December 29, 2010. Interest is payable quarterly at LIBOR plus applicable margin. At September 30, 2008, the interest rate, including applicable margin, was approximately 6.4%.

Financial Covenants and Principal Payments

Our Credit Agreement and the indenture governing the Notes ("Indenture"), require that we maintain various financial ratios and covenants that are typical for such agreements and impose certain restrictions on us regarding capital expenditures and limit our ability to do any of the following: incur additional indebtedness, dispose of assets, make repayments of indebtedness or amendments of debt instruments, pay dividends or distributions, create liens on assets and enter into sale and leaseback transactions, investments, loans or advances and acquisitions. Such restrictions are subject to certain limitations and exclusions. We were in compliance with all financial covenants as of September 30, 2008.

In addition, a default under certain covenants in the Indenture and the Credit Agreement, respectively, could result in the acceleration of our payment obligations under the Credit Agreement and the Indenture, as the case may be, and, under certain circumstances, in cross-defaults under other debt obligations. These defaults may have a negative effect on our liquidity.

Required principal payments of long-term debt for each of the five succeeding fiscal years ending September 30, and thereafter are as follows:

2009	$ 33,309
2010	38,975
2011	85,692
2012	150,027
2013	75,000
Thereafter	188,708
	$571,711

12. Financial Instruments

Interest Rate Swaps

In August 2008, we entered into two interest rate swap contracts to hedge the variability of future interest relating to a portion of the interest payments on our Term Loan. Each swap contract has a notional amount of $100 million and a fixed interest rate, before bank margin of 3.88% for a two year term and 4.195% for a three year term, respectively. Under the terms of the swap contracts, variable interest payments for a portion of our Term Loan will be swapped for fixed interest payments.

In accordance with SFAS 133, as amended by SFAS 138, we have formally documented the relationship between the interest rate swap contracts and the Term Loan, as well as our risk management objective and strategy for undertaking the hedge transactions. This process includes linking the derivative which was designated as a cash flow hedge to the specific liability on the balance sheet. We record the change in the fair value of the swap contracts through Other Comprehensive Income ("OCI"), net of tax. Since we expect these hedging relationships to be highly effective, both at

(in thousands, except per share amounts)

12. Financial Instruments (Continued)

inception of the hedges and on an ongoing basis, they are expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedges are designated. We have determined that there will be no ineffectiveness in the hedging relationships since the hedged forecasted interest payments are based on the same notional amount, have the same reset dates, and are based on the same benchmark interest rate designated under the variable rate Term Loan. We assess, at the inception of the hedges and on an ongoing basis, whether the derivatives used in the hedging transaction are highly effective in offsetting changes in the cash flows of the hedged item. At September 30, 2008, the swap contracts liability was $2,219.

Fair Value of Financial Instruments

The carrying value of our financial instruments approximates fair value due to their short maturities and variable interest rates, with the exception of our 7⅛% Senior Subordinated Notes. The face value and the fair value of the 7⅛% Senior Subordinated Notes at September 30, 2008, based on then quoted market prices, was $190,000 and $171,000, respectively.

13. Commitments

Operating Leases

We conduct retail operations under operating leases, which expire at various dates through 2031. Some of the leases contain escalation clauses, as well as renewal options, and provide for contingent rent based upon sales plus certain tax and maintenance costs.

Future minimum rental payments (excluding real estate tax and maintenance costs) for retail locations and other leases that have initial or noncancelable lease terms in excess of one year at September 30, 2008 are as follows for the fiscal year ending September 30:

2009	$120,870
2010	104,741
2011	92,915
2012	78,159
2013	62,532
Thereafter	210,530
	$669,747

Operating lease rent expense (including real estate taxes and maintenance costs) and leases on a month to month basis were approximately $132,152, $122,554 and $112,534 during fiscal 2008, 2007 and 2006, respectively.

Purchase Commitments

We were committed to make future purchases primarily for inventory related items, such as raw materials and finished goods, under various purchase arrangements with fixed price provisions aggregating approximately $239,590 at September 30, 2008.

(in thousands, except per share amounts)

13. Commitments (Continued)

Capital Commitments

We had approximately $9,512 in open capital commitments at September 30, 2008, primarily related to leasehold improvements, as well as manufacturing equipment, computer hardware and software.

Real Estate Tax Incentive Transaction

In August 2005, we entered into a sale-leaseback transaction pursuant to which we sold certain manufacturing assets and the land and building located in Augusta, Georgia for a total purchase price of $14,973. The purchase price consisted of $14,973 in cash which was simultaneously invested and is subject to an Industrial Revenue Bonds (IRB's) financing agreement. This agreement is intended to permit counties to attract business investment by offering property tax incentives. In accordance with Georgia law, we entered into this sale-leaseback agreement with Richmond County (the "County") and acquired an Industrial Development Revenue Bond. The arrangement is structured so that our lease payments to the County equal and offset the County's bond payments to the Company. The Bond is non-recourse to the County, our lease payments are pledged to secure repayment of the Bond, and the lease and bond provide for the legal right of offset. Consequently, in accordance with Financial Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," the investment and lease obligation related to this arrangement have been offset in our consolidated balance sheets. The agreement has a maximum expiration date of 2025. Under the terms of the agreement, we must annually submit information regarding the value of the machinery and equipment in service in the county. If we had not entered into this transaction, property tax payments would have been higher. We can reacquire such property and terminate the agreement at a nominal price of one dollar and, accordingly, the subject property was included in property, plant, and equipment in our consolidated balance sheet as of September 30, 2007 and 2008.

Employment Agreements

We have employment agreements with two of our executive officers. The agreements, entered into on March 1, 2008, each have a term of three years and are automatically renewed each year after the initial term unless either party notifies the other to the contrary. These agreements provide for minimum salary levels and contain provisions regarding severance and change in control of the Company. The remaining commitment for salaries to these two officers as of September 30, 2008 was approximately $3,685. In addition, five members of Holland & Barrett's senior executive staff have service contracts terminable by us upon twelve months notice. The annual aggregate commitment for such senior executive staff as of September 30, 2008 was approximately $1,608.

We have a mandatory retirement age policy that applies to each member of the Board of Directors, other than Mr. Arthur Rudolph, our founder. Under this superannuation policy, no person who has reached the age of 73 can stand for election to the Board. Each Board member who has served on the Board for at least 15 years and who retires from the Board solely as a result of this superannuation policy will continue to receive the annual Board retainer until the earlier of the tenth anniversary of their retirement date or their date of death. We are currently making payments to three former Directors totaling $190 per year as a result of this policy.

(in thousands, except per share amounts)

14. Litigation Summary

Prohormone products

California Action

On July 25, 2002, a putative consumer class-action lawsuit was filed in California state court against our subsidiary, MET-Rx USA, Inc. ("MET-Rx"), claiming that the advertising and marketing of certain prohormone supplements were false and misleading, or alternatively, that the prohormone products contained ingredients that were controlled substances under California law. Plaintiffs seek equitable and monetary relief. On June 18, 2004, this case was coordinated with several other class-action cases brought against other companies relating to the sale of products containing androstenediol, one of the prohormones contained in MET-Rx products. The coordinated proceedings have been assigned to a coordination judge for further pretrial proceedings. Plaintiffs moved for class certification in 2007, and on February 22, 2008, the court denied plaintiffs' motion for certification. Plaintiffs' have advised that they plan to appeal that ruling.

MET-Rx also filed a motion to dismiss the lawsuit based upon plaintiffs' failure to prosecute the case diligently. That motion was granted in May 2008. Plaintiffs also plan to appeal that ruling. Neither appeal is expected to be decided before late 2009.

New Jersey Action

In March 2004, a putative class-action lawsuit was filed in New Jersey against MET-Rx, claiming that the advertising and marketing of certain prohormone supplements were false and misleading and that plaintiff and the putative class of New Jersey purchasers of these products were entitled to damages and injunctive relief. Because these allegations are virtually identical to allegations made in a putative nationwide class-action previously filed in California, we moved to dismiss or stay the New Jersey action pending the outcome of the California action. The motion was granted, and the New Jersey action is stayed at this time.

Nutrition Bars

Our subsidiary, Rexall Sundown, Inc. ("Rexall"), and certain of its subsidiaries are defendants in a class-action lawsuit brought in 2002 on behalf of all California consumers who bought various nutrition bars. Plaintiffs allege misbranding of nutrition bars and violations of California unfair competition statutes, misleading advertising and other similar causes of action. Plaintiffs seek restitution, legal fees and injunctive relief. We have defended this action vigorously. In December 2007, while Rexall's and the other defendants' renewed motion for judgment on the pleadings was pending, the Court again stayed the case for all purposes, pending rulings on other relevant cases before the California Supreme Court. The California Supreme Court issued a ruling in those other cases on February 11, 2008, but the parties to those other cases have filed a petition for certiorari with the United States Supreme Court. Accordingly, our case remains stayed pending the decision of the United States Supreme Court to grant or deny such petition for certiorari, and Rexall cannot estimate how long the case will be stayed. Based upon the information currently available, no determination can be made at this time as to the final outcome of this case, nor can its materiality be accurately ascertained.

In addition to the foregoing, other regulatory inquiries, claims, suits and complaints (including product liability and intellectual property claims) arise in the ordinary course of our business. We believe that such other inquiries, claims, suits and complaints would not have a material adverse effect on our consolidated financial condition or results of operations, if adversely determined against us.

(in thousands, except per share amounts)

15. Income Taxes

Income before provision for income taxes consists of the following components:

	2008	2007	2006
United States	$141,823	$184,181	$ 41,192
Foreign	89,217	119,795	111,635
	$231,040	$303,976	$152,827

Provision for income taxes consists of the following:

	2008	2007	2006
Federal			
Current	$38,199	$57,796	$12,022
Deferred	7,048	(607)	(9,569)
State			
Current	3,449	4,888	1,232
Deferred	394	(219)	(792)
Foreign			
Current	28,544	33,524	39,807
Deferred	255	662	(1,658)
Total provision	$77,889	$96,044	$41,042

The following is a reconciliation of the income tax expense computed using the statutory Federal income tax rate to the actual income tax expense and the effective income tax rate.

	2008		2007		2006	
	Amount	Percent of pretax income	Amount	Percent of pretax income	Amount	Percent of pretax income
Income tax expense at statutory rate	$80,864	35.0%	$106,392	35.0%	$ 53,489	35.0%
State income taxes, net of federal income tax benefit	2,498	1.1%	3,034	1.0%	286	0.2%
Change in valuation allowance	1,665	0.7%	(618)	(0.2)%	(1,892)	(1.2)%
Effect of international operations, including foreign export benefit and earnings indefinitely reinvested under APB23	(3,461)	(1.5)%	(11,091)	(3.6)%	(675)	(0.4)%
Effect of FER provision	—	0.0%	—	0.0%	(11,289)	(7.4)%
Domestic manufacturing deduction	(1,572)	(0.7)%	(1,460)	(0.5)%	(713)	(0.5)%
Other, individually less than 5%	(2,105)	(0.9)%	(213)	(0.1)%	1,836	1.2%
	$77,889	33.7%	$ 96,044	31.6%	$ 41,042	26.9%

The difference in the effective rate in fiscal 2008 as compared to the statutory rate is mainly attributable to our enhanced foreign structure.

(in thousands, except per share amounts)

15. Income Taxes (Continued)

The difference in the effective rate in fiscal 2007 as compared to the statutory rate is mainly attributable to our decision to reinvest a portion of our foreign earnings in a lower tax jurisdiction.

The components of deferred tax assets and liabilities are as follows as of September 30:

	2008	2007
Deferred tax assets:		
Inventory reserves	$ 15,278	$ 8,800
Accrued expenses and reserves not currently deductible	16,660	11,529
Tax credits	19,423	9,025
Foreign net operating losses	4,735	3,420
Valuation allowance	(8,400)	(6,735)
Total deferred income tax assets, net of valuation allowance	47,696	26,039
Deferred tax liabilities:		
Property, plant and equipment	(20,201)	(11,551)
Intangibles	(22,421)	(22,667)
Undistributed foreign earnings	(17,180)	(2,453)
Other comprehensive income	(11,935)	(29,715)
Total deferred income tax liabilities	(71,737)	(66,386)
Total net deferred income tax liabilities	(24,041)	(40,347)
Less current deferred income tax assets	(25,098)	(21,441)
Long-term deferred income taxes	$(49,139)	$(61,788)

At September 30, 2008, we had foreign net operating losses, foreign tax credit and New York State ("NYS") investment tax credit carryforwards of $13,807, $15,106 and $4,317, respectively. At September 30, 2008 and 2007, we maintained a valuation allowance of $3,666 and $3,315, respectively, against the NYS investment tax credits that expire primarily between 2013 and 2016, and $4,735 and $3,420, respectively, against foreign loss carryforwards which expire in accordance with applicable tax law. We provide a valuation allowance for these credit and loss carryforwards because we do not consider realization of such assets to be more likely than not. We continue to monitor the need for these valuation allowances on an on-going basis.

At September 30, 2008, we had $61,595 of undistributed international earnings on which we have not provided any U.S. tax expense as we intend to permanently reinvest these earnings outside of the U.S.

(in thousands, except per share amounts)

15. Income Taxes (Continued)

The change in the valuation allowance for the fiscal years ended September 30, 2008 and 2007 is as follows:

	2008	2007
Beginning balance	$(6,735)	$(7,353)
NYS investment tax credit carryforwards (generated)/utilized	(350)	717
Foreign net operating losses generated	(1,315)	(99)
Balance at September 30	$(8,400)	$(6,735)

Effective October 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48"). In accordance with FIN 48, we recognized a cumulative-effect adjustment of $3,025, increasing our liability for unrecognized tax benefits, interest and penalties and reducing the October 1, 2007 balance of retained earnings.

The following table summarizes the activity related to gross unrecognized tax benefits from October 1, 2007 to September 30, 2008:

Balance as of October 1, 2007	$10,446
Increases related to prior year tax positions	1,715
Decreases related to prior year tax positions	(910)
Decreases related to settlements with taxing authorities	(176)
Decreases related to lapsing of statute of limitations	(1,068)
Balance as of September 30, 2008	$10,007

These liabilities are primarily included as a component of other liabilities in our consolidated balance sheet because we generally do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months.

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $6,288 and $6,666 as of October 1, 2007 and September 30, 2008, respectively. We do not believe that the amount will significantly change in the next 12 months.

We accrue interest and penalties related to unrecognized tax benefits in income tax expense. This methodology is consistent with previous periods. At September 30, 2008, we had accrued $1,761 and $898 for the potential payment of interest and penalties, respectively. As of September 30, 2008, we were subject to U.S. Federal Income Tax examinations for the tax years 2005 through 2008, and to non-US examinations for the tax years of 2002–2008. In addition, we are generally subject to state and local examinations for fiscal years 2005–2008, except in California where we are undergoing examinations for fiscal years 1999–2001. There were no significant changes to accrued penalties and interest during the fiscal year ended September 30, 2008.

16. Stockholders' Equity

On March 11, 1999, our board of directors approved a 20 million share repurchase program that authorizes us to purchase shares of our common stock to increase shareholder value and manage dilution resulting from shares issued under our equity compensation plans.

(in thousands, except per share amounts)

16. Stockholders' Equity (Continued)

During fiscal 2008, we repurchased and retired 6,716 shares of NBTY common stock at an average price of $28.06 per share, totaling $188,432. During fiscal 2007, we repurchased and retired 421 shares at an average price of $35.17 per share, totaling $14,808. All shares were repurchased in open-market transactions as part of our publicly announced share repurchase program. As of September 30, 2008, there were approximately 3,850 shares available to be repurchased under this program.

17. Stock Based Compensation and Employee Benefit Plans

Stock Option Plans

In February 2008, the Company adopted the NBTY, Inc. Year 2008 Stock Option Plan (the "2008 Plan"), which was approved by the Company's shareholders. The 2008 Plan is substantially identical to the NBTY, Inc. Year 2002 Stock Option Plan (the "2002 Plan"). No further stock option awards will be granted under the 2002 Plan. The 2008 Plan will not affect the terms or conditions of the 151 stock option awards granted in February 2008 under the 2002 Plan. In accordance with the 2008 Plan, the Company's Board of Directors ("Board") may grant up to approximately 1,451 shares of common stock in the form of stock options (which is equal to the number of shares of common stock that remained available for stock option awards under the 2002 Plan as of February 2008). The exercise price per share for options granted may not be less than the fair market value per share of common stock on the date of grant. Stock options vest as determined by the Board and expire no later than 10 years from the date of grant.

In February and May 2008, the Company granted 447 stock options to directors and employees under the 2008 Plan, 150 stock options to employees under the 2002 Plan and 360 stock options to employees under the NBTY, Inc. Year 2000 Stock Option Plan for an aggregate grant of 957 stock options. These stock options were granted at a weighted average exercise price of $25.52. All stock options were granted at a price equal to the fair market value of the Company's common stock on the dates of grant. These options vest over four years, with no vesting in 2009, and ⅓ vesting on the anniversary of the date of grant in 2010, 2011 and 2012, and expire ten years from the date of grant.

The weighted-average grant-date fair value per share of the options granted in February and May 2008 was $12.70. The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model. The following weighted-average assumptions were used for the options granted in February and May 2008:

Risk-free rate(1)	3.2%
Expected term(2)	6.4 years
Expected volatility(3)	47%
Expected dividends	0.0%

(1) The risk-free rate is based upon the rate on a zero coupon U.S. Treasury bill, for periods within the contractual life of the option, in effect at the time of grant.

(2) The expected term of the option is based on historical employee exercise behavior, the vesting terms of the respective option and a contractual life of ten years.

(3) Expected volatility is primarily based on the daily historical volatility of our stock price, over a period similar to the expected life of the option.

(in thousands, except per share amounts)

17. Stock Based Compensation and Employee Benefit Plans (Continued)

A summary of stock option activity follows:

	Fiscal Year Ended September 30,					
	2008		2007		2006	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	3,475	$ 5.80	3,802	$5.79	3,825	$5.78
Granted	957	$25.52	—	$ —	—	$ —
Exercised	(1,197)	$ 6.12	(327)	$5.62	(21)	$5.11
Forfeited	(4)		—	$ —	(2)	$5.88
Outstanding at end of period	3,231	$11.53	3,475	$5.80	3,802	$5.79
Exercisable at end of period	2,274	$ 5.64	3,475	$5.80	3,802	$5.79
Number of shares available for future grant	1,451					

A summary of stock option exercises and related activity follows:

	2008	2007	2006
Stock options exercised	1,197	327	21
Aggregate proceeds	$ 7,325	$ 1,840	$105
Compensation deduction for tax purposes	$ 2,709	$ 8,904	$ 41
Tax benefit credited to capital in excess of par	$ 1,002	$ 3,294	$ 15
Intrinsic value of options exercised	$29,509	$12,767	$402

The following table summarizes information about stock options outstanding at September 30, 2008:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Intrinsic Value	Shares Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Intrinsic Value
$4.75–$5.88	2,274	$ 5.64	1.8	$54,318	2,274	$5.64	1.8	$54,318
$25.50–$28.34	957	$25.52	9.3	$ 3,824	—	—		

Employee Benefit Plans

We sponsor a Retirement Savings Plan consisting of a 401(k) plan covering substantially all employees with more than six months of service. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from one to fifty percent of their annual compensation to the Plan, limited to a maximum annual amount as set, and periodically updated, by the Internal Revenue Service. We provide a Company match of 100% of employee contributions, up to two percent of the employee's gross earnings limited to an annual maximum match contribution of $4 per employee. Employees become fully vested in employer match contributions after three years of service.

(in thousands, except per share amounts)

17. Stock Based Compensation and Employee Benefit Plans (Continued)

We also sponsor an Employee Stock Ownership Plan ("ESOP") which covers substantially all employees who are employed at calendar year end and have completed one year of service (providing the employee worked at least the minimum number of hours as required by the terms of the plan during such plan year). As of September 30, 2008, all shares of the ESOP have been allocated to participants' accounts. The ESOP's assets consist primarily of our common stock and a small amount of cash and other investments. Total ESOP shares are considered to be shares outstanding for earnings per share calculations.

The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The contributions we make to the ESOP are on a voluntary basis in the form of our stock or cash, which is invested by the plan's trustee in our stock. There is no minimum contribution required in any one year. There are no contributions required or permitted to be made by an employee. All contributions are allocated to participant accounts as defined by the plan. Employees become vested in their respective accounts after three years of service, as defined in the plan document.

The ESOP held approximately 3.1% and 2.9% of our outstanding common stock for the benefit of all participants as of September 30, 2008 and 2007, respectively.

The accompanying financial statements reflect contributions to these plans of approximately $5,388, $3,730 and $5,032 during fiscal 2008, 2007 and 2006, respectively.

Certain international subsidiaries of the Company, mainly in the U.K., have company-sponsored defined contribution plans to comply with local statutes and practices. The accompanying financial statements reflect contributions to these plans by such subsidiaries in the approximate amount of $1,606, $1,564 and $2,009 during fiscal 2008, 2007 and 2006, respectively.

18. Related Party Transactions

Certain members of the immediate families of Arthur Rudolph, Scott Rudolph and Michael Slade (each a director of the Company as of September 30, 2008) are employed by the Company. During fiscal 2008, 2007 and 2006, these immediate family members received aggregate compensation and fringe benefits from the Company totaling $1,327, $1,420 and $1,119, respectively, for services rendered by them as associates of the Company.

An entity owned by a relative of a director and the Chief Executive Officer received sales commissions from us of $791, $687 and $677 in fiscal 2008, 2007 and 2006, respectively.

We paid $450 during fiscal 2008, 2007 and 2006, to Rudolph Management Associates, Inc., pursuant to the Consulting Agreement between the Company and Rudolph Management Associates, Inc. Arthur Rudolph, a director of the Company and father of Scott Rudolph (Chairman and Chief Executive Officer), is the President of Rudolph Management Associates, Inc.

We lease one Vitamin World store, of approximately fifteen-hundred square feet of retail space, in a shopping mall that is owned by an entity in which members of the extended family of Aram Garabedian (a director of the Company) have an aggregate 35% income interest. The lease expires in October 2010. During fiscal 2008, 2007 and 2006, aggregate payments of rents and other charges under this lease were $123, $122 and $120, respectively.

(in thousands, except per share amounts)

19. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income as of September 30, 2008 and 2007 are as follows:

	2008	2007
Cumulative foreign currency translation adjustments	$18,960	$47,295
Change in fair value of interest rate swaps	(1,362)	—
Unrealized holding gains	47	42
Total	$17,645	$47,337

The change in the cumulative foreign currency translation adjustment primarily relates to our investment in our European subsidiaries and fluctuations in exchange rates between their local functional currencies and the U.S. dollar.

During the fiscal year ended September 30, 2008, we recorded a decrease in our deferred tax liability of $18,630 relating to other comprehensive income incurred during the year. During the fiscal year ended September 30, 2007, we recorded an increase in our deferred tax liability of $11,466 relating to other comprehensive income earned during the year.

20. Business and Credit Concentration

Financial instruments

Financial instruments which potentially subject us to credit risk consist primarily of cash and cash equivalents (the amounts of which may, at times, exceed Federal Deposit Insurance Corporation limits on insurable amounts), investments and trade accounts receivable. We mitigate our risk by investing in or through major financial institutions.

Customers

We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customers' current credit worthiness, as determined by the review of their current credit information. Customers account activity is continuously monitored. As a result of this review process, we record bad debt expense, which is based upon historical experience as well as specific customer collection issues that have been identified, to adjust the carrying amount of the related receivable to its estimated realizable value. While such bad debt expenses have historically been within expectations and allowances established, we cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of one or more of our customers were to deteriorate, additional bad debt provisions may be required.

One customer accounted for the following percentages of the Wholesale/US Nutrition segment's net sales for the fiscal years ended September 30:

	2008	2007	2006
Customer A	22%	18%	16%

During fiscal 2006, another customer accounted for 12% of the Wholesale/US Nutrition segment's net sales.

(in thousands, except per share amounts)

20. Business and Credit Concentration (Continued)

One customer accounted for the following percentages of the consolidated net sales for the fiscal years ended September 30:

	2008	2007	2006
Customer A	12%	9%	7%

The loss of this customer, or any other major customer, would have a material adverse effect on our consolidated results of operations if we were unable to replace such customer.

The same customer accounted for the following percentages of the Wholesale/US Nutrition segment's gross accounts receivable at fiscal years ended:

	2008	2007
Customer A	19%	14%

Suppliers

During fiscal 2008, 2007 and 2006, no one supplier provided more than 10% of our raw material purchases. We do not believe that the loss of any single supplier would have a material adverse effect on our consolidated financial condition or results of operations.

21. Supplemental Disclosure of Cash Flow Information

	2008	2007	2006
Cash interest paid (net of capitalized interest of $1,404, $912 and $985 in 2008, 2007 and 2006, respectively)	$ 14,882	$ 14,870	$17,590
Cash income taxes paid (net of refunds of $571 and $10,172 in 2007 and 2006, respectively)	69,411	100,840	$39,867
Non-cash investing and financing information:			
Acquisitions accounted for under the purchase method:			
Fair value of assets acquired	$464,358	$ 44,922	$ —
Liabilities assumed	(66,068)	(7,870)	—
Less: Cash acquired	(3,758)	(47)	—
Net cash paid	$394,532	$ 37,005	$ —
Capital lease obligations	$ —	$ 333	$ 811
Working capital accrual adjustment	—	(1,605)	1,981
Property, plant and equipment additions included in accounts payable	5,099	1,578	1,803

22. Segment Information

We are organized by sales segments on a worldwide basis. We evaluate performance based on a number of factors; however, the primary measures of performance are the net sales, gross profit and income or loss from operations (prior to corporate allocations) of each segment, as these are the key performance indicators that we review. Operating income or loss for each segment does not include corporate general and administrative expenses, interest expense and other miscellaneous income/expense items. Corporate general and administrative expenses include, but are not limited to: human

(in thousands, except per share amounts)

22. Segment Information (Continued)

resources, legal, finance, IT, and various other corporate level activity related expenses. Such unallocated expenses remain within corporate. Corporate also includes our manufacturing assets and, accordingly, certain items associated with these activities, remain unallocated in the corporate segment. The European Retail operations are evaluated excluding the impact of any intercompany transfer pricing.

All our products fall into one or more of these four segments:

- Wholesale/US Nutrition—This segment is comprised of several divisions, each targeting specific market groups which include wholesalers, distributors, food, drug and mass merchandisers, pharmacies, health food stores, bulk and international customers.
- North American Retail—This segment generates revenue through its 441 owned and operated Vitamin World and Nutrition Warehouse stores selling proprietary brand and third-party products, and through its Canadian operation of 81 owned and operated Le Naturiste stores.
- European Retail—This segment generates revenue through its 526 Holland & Barrett stores, 346 recently acquired Julian Graves stores and 31 GNC stores in the UK, 71 DeTuinen stores in the Netherlands and 19 Nature's Way stores in Ireland. Such revenue consists of sales of proprietary brand and third-party products, as well as franchise fees.
- Direct Response/E-Commerce—This segment generates revenue through the sale of proprietary brand and third-party products primarily through mail order catalog and the internet. Catalogs are strategically mailed to customers who order by mail, internet, or by phone.

The following table represents key financial information of our business segments:

	Wholesale/ US Nutrition	North American Retail	European Retail	Direct Response/ E-Commerce	Corporate/ Manufacturing	Consolidated
For the fiscal year ended September 30, 2008:						
Net sales	$1,160,486	$208,014	$600,463	$210,506	$ —	$2,179,469
Income (loss) from operations	193,532	3,437(a)	121,941	34,902	(117,200)	236,612
Depreciation and amortization	11,655	3,161	12,311	5,254	28,340	60,721
Capital expenditures	3,051	5,684	15,837	2,076	22,449	49,097
For the fiscal year ended September 30, 2007:						
Net sales	$ 976,814	$223,435	$620,281	$193,976	$ —	$2,014,506
Income (loss) from operations	196,770	2,771(a)	156,966	50,706	(99,612)	307,601
Depreciation and amortization	11,062	3,883	11,154	5,030	24,472	55,601
Capital expenditures	1,226	763	24,760	1,104	23,421	51,274
For the fiscal year ended September 30, 2006:						
Net sales	$ 885,146	$234,215	$564,933	$195,928	$ —	$1,880,222
Income (loss) from operations	75,823(b)	332(a)	143,456	52,748	(97,140)	175,219
Depreciation and amortization	10,159	4,884	11,174	5,051	24,780	56,048
Capital expenditures	1,844	2,098	5,416	1,231	23,293	33,882

(a) Includes property, plant and equipment impairment charges of $776, $1,336 and $3,141 for the fiscal years ended September 30, 2008, 2007 and 2006, respectively.

(b) Includes trademarked brand impairment charge of $10,450 and other impairments of $920 for the fiscal year ended September 30, 2006.

(in thousands, except per share amounts)

22. Segment Information (Continued)

Net sales by location of customer

	2008	2007	2006
United States	$1,378,845	$1,214,223	$1,153,536
United Kingdom	572,455	603,558	547,890
Holland	59,389	51,094	43,717
Ireland	22,617	21,311	17,385
Canada	50,921	32,888	32,290
Mexico	16,860	19,498	18,596
Other foreign countries	78,382	71,934	66,808
Consolidated net sales	$2,179,469	$2,014,506	$1,880,222

Long-lived assets—Property, plant and equipment, goodwill and other intangible assets

	2008	2007
United States	$704,990	$460,530
United Kingdom	236,551	235,909
Holland	12,495	13,371
Ireland	8,518	8,779
Canada	26,038	10,176
Other foreign countries	3,277	3,690
Consolidated long-lived assets	$991,869	$732,455

Total assets by segment as of September 30, 2008 and 2007 are as follows:

	2008	2007
Wholesale/US Nutrition	$ 911,918	$ 498,349
North American Retail	31,580	39,998
European Retail	389,794	419,070
Direct Response/E-Commerce	62,825	55,582
Corporate/Manufacturing	540,241	521,936
Consolidated assets	$1,936,358	$1,534,935

Approximately 33%, 36% and 35% of our net sales for the fiscal years ended September 30, 2008, 2007 and 2006, respectively, were denominated in currencies other than U.S. dollars, principally British pounds, euros and Canadian dollars. A significant weakening of such currencies versus the U.S. dollar could have a material adverse effect on the Company, as this would result in a decrease in our consolidated operating results.

Foreign subsidiaries accounted for the following percentages of assets and total liabilities as of September 30, 2008 and 2007:

	2008	2007
Total Assets	26%	32%
Total Liabilities	12%	21%

(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes

The 7⅛% Notes are guaranteed by all our domestic subsidiaries. The Solgar domestic subsidiary became a guarantor of the 7⅛% Notes effective July 1, 2006. See Note 11—Long-Term Debt, for additional information regarding the 7⅛% Notes. Our domestic subsidiaries are wholly-owned by NBTY, Inc. These guarantees are full, unconditional and joint and several. The following condensed consolidating financial information presents:

(1) Condensed consolidating balance sheets as of September 30, 2008 and 2007, and statements of income and statements of cash flows for the fiscal years ended September 30, 2008, 2007 and 2006 of (a) NBTY, Inc., the parent and issuer, (b) the guarantor subsidiaries, (c) the non-guarantor subsidiaries, and (d) the Company on a consolidated basis, and

(2) Elimination entries necessary to consolidate NBTY, Inc., the parent, with guarantor and non-guarantor subsidiaries.

The condensed consolidating financial statements are presented using the equity method of accounting for investments in wholly-owned subsidiaries. Under this method, the investments in subsidiaries are recorded at cost and adjusted for our share of the subsidiaries' cumulative results of operations, capital contributions, distributions and other equity changes. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. This financial information should be read in conjunction with the consolidated financial statements and other notes related thereto.

(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes (Continued)

Condensed Consolidating Balance Sheet
As of September 30, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 49,662	$ —	$ 40,518	$ —	$ 90,180
Accounts receivable, net	—	92,396	30,482	—	122,878
Intercompany	—	72,949	626,499	(699,448)	—
Inventories	—	449,128	136,111	—	585,239
Deferred income taxes	—	24,124	974	—	25,098
Other current assets	—	47,559	28,412	—	75,971
Total current assets	49,662	686,156	862,996	(699,448)	899,366
Property, plant and equipment, net	38,120	255,225	125,721	—	419,066
Goodwill	—	180,067	162,312	—	342,379
Other intangible assets, net	—	186,399	44,025	—	230,424
Other assets	—	28,584	16,539	—	45,123
Intercompany loan receivable	359,720	40,733	—	(400,453)	—
Investments in subsidiaries	1,859,852	—	—	(1,859,852)	—
Total assets	$2,307,354	$1,377,164	$1,211,593	$(2,959,753)	$1,936,358
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ 30,784	$ 1,738	$ 787	$ —	$ 33,309
Accounts payable	—	80,973	39,647	—	120,620
Intercompany	699,448	—	—	(699,448)	—
Accrued expenses and other current liabilities	—	126,890	45,145	—	172,035
Total current liabilities	730,232	209,601	85,579	(699,448)	325,964
Intercompany loan payable	—	—	400,453	(400,453)	—
Long-term debt, net of current portion	519,775	115	18,512	—	538,402
Deferred income taxes	44,109	—	5,030	—	49,139
Other liabilities	15,042	2,664	6,951	—	24,657
Total liabilities	1,309,158	212,380	516,525	(1,099,901)	938,162
Commitments and contingencies					
Stockholders' Equity:					
Common stock	493	—	—	—	493
Capital in excess of par	140,990	352,019	301,271	(653,290)	140,990
Retained earnings	839,068	812,765	408,967	(1,221,732)	839,068
Accumulated other comprehensive income	17,645	—	(15,170)	15,170	17,645
Total stockholders' equity	998,196	1,164,784	695,068	(1,859,852)	998,196
Total liabilities and stockholders' equity	$2,307,354	$1,377,164	$1,211,593	$(2,959,753)	$1,936,358

(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes (Continued)

Condensed Consolidating Balance Sheet
As of September 30, 2007

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 22,239	$ —	$ 70,663	$ —	$ 92,902
Investments	118,292	—	3,090	—	121,382
Accounts receivable, net	—	79,998	18,456	—	98,454
Intercompany	—	279,035	639,451	(918,486)	—
Inventories	—	293,768	91,222	—	384,990
Deferred income taxes	—	20,659	782	—	21,441
Other current assets	—	22,530	21,627	—	44,157
Total current assets	140,531	695,990	845,291	(918,486)	763,326
Property, plant and equipment, net	34,618	203,955	84,581	—	323,154
Goodwill	—	95,506	156,247	—	251,753
Other intangible assets, net	—	126,450	31,098	—	157,548
Other assets	—	19,508	19,646	—	39,154
Intercompany loan receivable	409,340	—	—	(409,340)	—
Investments in subsidiaries	1,642,107	—	—	(1,642,107)	—
Total assets	$2,226,596	$1,141,409	$1,136,863	$(2,969,933)	$1,534,935
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ 815	$ 174	$ —	$ —	$ 989
Accounts payable	—	39,371	32,481	—	71,852
Intercompany	918,486	—	—	(918,486)	—
Accrued expenses and other current liabilities	—	88,284	37,249	—	125,533
Total current liabilities	919,301	127,829	69,730	(918,486)	198,374
Intercompany loan payable	—	—	409,340	(409,340)	—
Long-term debt, net of current portion	190,395	114	19,597	—	210,106
Deferred income taxes	59,794	(3,521)	5,515	—	61,788
Other liabilities	1,136	2,830	4,731	—	8,697
Total liabilities	1,170,626	127,252	508,913	(1,327,826)	478,965
Commitments and contingencies					
Stockholders' Equity:					
Common stock	537	—	—	—	537
Capital in excess of par	143,244	352,019	301,271	(653,290)	143,244
Retained earnings	864,852	662,138	345,365	(1,007,503)	864,852
Accumulated other comprehensive income	47,337	—	(18,686)	18,686	47,337
Total stockholders' equity	1,055,970	1,014,157	627,950	(1,642,107)	1,055,970
Total liabilities and stockholders' equity	$2,226,596	$1,141,409	$1,136,863	$(2,969,933)	$1,534,935

(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes (Continued)

Condensed Consolidating Statement of Income
Year Ended September 30, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$1,466,347	$780,232	$ (67,110)	$2,179,469
Costs and expenses:					
Cost of sales	—	841,935	327,344	(67,110)	1,102,169
Advertising, promotion and catalog	—	116,358	24,121	—	140,479
Selling, general and administrative	107,111	283,123	309,975	—	700,209
	107,111	1,241,416	661,440	(67,110)	1,942,857
Income from operations	(107,111)	224,931	118,792	—	236,612
Other income (expense):					
Equity in income of subsidiaries	214,229	—	—	(214,229)	—
Intercompany interest	31,042	—	(31,042)	—	—
Interest	(17,409)	(2)	(1,228)	—	(18,639)
Miscellaneous, net	1,924	6,805	4,338	—	13,067
	229,786	6,803	(27,932)	(214,229)	(5,572)
Income before provision for income taxes	122,675	231,734	90,860	(214,229)	231,040
(Benefit) provision for income taxes	(30,476)	81,107	27,258	—	77,889
Net income	$ 153,151	$ 150,627	$ 63,602	$(214,229)	$ 153,151

(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes (Continued)

Condensed Consolidating Statement of Income
Year Ended September 30, 2007

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$1,378,524	$720,898	$ (84,916)	$2,014,506
Costs and expenses:					
Cost of sales	—	757,515	294,185	(84,916)	966,784
Advertising, promotion and catalog	—	99,489	20,637	—	120,126
Selling, general and administrative	83,157	275,307	261,531	—	619,995
	83,157	1,132,311	576,353	(84,916)	1,706,905
Income from operations	(83,157)	246,213	144,545	—	307,601
Other income (expense):					
Equity in income of subsidiaries	246,621	—	—	(246,621)	—
Intercompany interest	28,398	—	(28,398)	—	—
Interest	(15,584)	(28)	(1,137)	—	(16,749)
Miscellaneous, net	4,117	4,222	4,785	—	13,124
	263,552	4,194	(24,750)	(246,621)	(3,625)
Income before provision for income taxes	180,395	250,407	119,795	(246,621)	303,976
(Benefit) provision for income taxes	(27,537)	87,643	35,938	—	96,044
Net income	$207,932	$ 162,764	$ 83,857	$(246,621)	$ 207,932

(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes (Continued)

Condensed Consolidating Statement of Income
Year Ended September 30, 2006

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$1,297,931	$651,105	$ (68,814)	$1,880,222
Costs and expenses:					
Cost of sales	—	790,446	270,565	(68,814)	992,197
Advertising, promotion and catalog	—	85,051	18,563	—	103,614
Selling, general and administrative	83,164	284,936	230,642	—	598,742
Trademark impairment	—	10,450	—	—	10,450
	83,164	1,170,883	519,770	(68,814)	1,705,003
Income from operations	(83,164)	127,048	131,335	—	175,219
Other income (expense):					
Equity in income of subsidiaries	155,215	—	—	(155,215)	—
Intercompany interest	22,829	—	(22,829)	—	—
Interest	(25,658)	(2)	(264)	—	(25,924)
Miscellaneous, net	1,451	(1,311)	3,392	—	3,532
	153,837	(1,313)	(19,701)	(155,215)	(22,392)
Income before provision for income taxes	70,673	125,735	111,634	(155,215)	152,827
(Benefit) provision for income taxes	(41,112)	44,007	38,147	—	41,042
Net income	$111,785	$ 81,728	$ 73,487	$(155,215)	$ 111,785

(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes (Continued)

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 153,151	$ 150,627	$ 63,602	$(214,229)	$ 153,151
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:					
Equity in earnings of subsidiaries	(214,229)	—	—	214,229	—
Impairments and disposals of property, plant and equipment	285	1,184	(149)	—	1,320
Depreciation and amortization	4,774	41,876	14,071	—	60,721
Foreign currency transaction (gain)/loss	(2,082)	(884)	1,032	—	(1,934)
Stock-based compensation	1,500	252	145	—	1,897
Amortization and write-off of deferred charges	874	—	—	—	874
Allowance for doubtful accounts	—	2,125	15	—	2,140
Inventory reserves	—	8,336	(223)	—	8,113
Deferred income taxes	—	7,467	230	—	7,697
Excess income tax benefit from exercise of stock options	(1,002)	—	—	—	(1,002)
Changes in operating assets and liabilities, net of acquisition:					
Accounts receivable	—	(10,060)	(1,559)	—	(11,619)
Inventories	—	(84,115)	7,088	—	(77,027)
Other assets	—	(899)	(1,918)	—	(2,817)
Accounts payable	—	14,364	(9,978)	—	4,386
Accrued expenses and other liabilities	—	30,020	1,485	—	31,505
Net cash (used in) provided by operating activities	(56,729)	160,293	73,841	—	177,405
Cash flows from investing activities:					
Intercompany accounts	191,733	(129,074)	(62,659)	—	—
Purchase of property, plant and equipment	(7,261)	(27,325)	(14,511)	—	(49,097)
Purchase of available-for-sale marketable securities	(365,021)	—	—	—	(365,021)
Proceeds from sale of available-for-sale marketable securities	480,113	—	3,043	—	483,156
Cash paid for acquisitions, net of cash acquired	(371,929)	—	(22,603)	—	(394,532)
Cash paid for customer lists	(5,072)	—	—	—	(5,072)
Acquisition working capital escrow	(15,000)	—	—	—	(15,000)
Net cash used in investing activities	(92,437)	(156,399)	(96,730)	—	(345,566)
Cash flows from financing activities:					
Proceeds from term loan	300,000	—	—	—	300,000
Proceeds from borrowings under the Revolving Credit Facility	385,000	—	—	—	385,000
Principal payments under the Revolving Credit Facility	(325,000)	—	—	—	(325,000)
Principal payments under long-term debt agreements and capital leases	(828)	(1,973)	(15)	—	(2,816)
Payments for financing fees	(2,478)	—	—	—	(2,478)
Excess income tax benefit from exercise of stock options	1,002	—	—	—	1,002
Proceeds from stock options exercised	7,325	—	—	—	7,325
Purchase of treasury stock (subsequently retired)	(188,432)	—	—	—	(188,432)
Net cash provided by (used in) financing activities	176,589	(1,973)	(15)	—	174,601
Effect of exchange rate changes on cash and cash equivalents	—	(1,921)	(7,241)	—	(9,162)
Net increase (decrease) in cash and cash equivalents	27,423	—	(30,145)	—	(2,722)
Cash and cash equivalents at beginning of year	22,239	—	70,663	—	92,902
Cash and cash equivalents at end of year	$ 49,662	$ —	$ 40,518	$ —	$ 90,180

(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes (Continued)

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 2007

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 207,932	$ 162,764	$ 83,857	$(246,621)	$ 207,932
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:					
Equity in earnings of subsidiaries	(246,621)	—	—	246,621	—
Impairments and disposals of property, plant and equipment	3,067	1,345	270	—	4,682
Depreciation and amortization	6,648	36,724	12,229	—	55,601
Foreign currency transaction (gain)/loss	(2,760)	(2,244)	126	—	(4,878)
Amortization and write-off of deferred charges	1,972	—	—	—	1,972
Allowance for doubtful accounts	—	(1,533)	(42)	—	(1,575)
Inventory reserves	—	10,903	1,929	—	12,832
Deferred income taxes	—	(836)	672	—	(164)
Excess income tax benefit from exercise of stock options	(3,294)	—	—	—	(3,294)
Changes in operating assets and liabilities, net of acquisition:					
Accounts receivable	—	(4,268)	4,629	—	361
Inventories	—	(14,622)	(14,607)	—	(29,229)
Other assets	—	1,980	(2,617)	—	(637)
Accounts payable	—	(5,881)	6,906	—	1,025
Accrued expenses and other liabilities	—	(1,783)	(1,849)	—	(3,632)
Net cash (used in) provided by operating activities	(33,056)	182,549	91,503	—	240,996
Cash flows from investing activities:					
Intercompany accounts	165,544	(169,812)	4,268	—	—
Purchase of property, plant and equipment	(2,884)	(22,826)	(25,564)	—	(51,274)
Purchase of available-for-sale marketable securities	(447,006)	—	(2,760)	—	(449,766)
Proceeds from sale of available-for-sale marketable securities	328,714	—	—	—	328,714
Cash paid for acquisition, net of cash acquired	(37,005)	—	—	—	(37,005)
Cash collateral securing loan	—	—	(18,861)	—	(18,861)
Purchase price settlement	—	—	(473)	—	(473)
Net cash provided by (used in) investing activities	7,363	(192,638)	(43,390)	—	(228,665)
Cash flows from financing activities:					
Principal payments under long-term debt agreements and capital leases	(711)	(177)	—	—	(888)
Payments for financing fees	(1,649)	—	—	—	(1,649)
Excess income tax benefit from exercise of stock options	3,294	—	—	—	3,294
Proceeds from stock options exercised	1,840	—	—	—	1,840
Purchase of treasury stock (subsequently retired)	(14,808)	—	—	—	(14,808)
Net cash used in financing activities	(12,034)	(177)	—	—	(12,211)
Effect of exchange rate changes on cash and cash equivalents	—	881	2,096	—	2,977
Net (decrease) increase in cash and cash equivalents	(37,727)	(9,385)	50,209	—	3,097
Cash and cash equivalents at beginning of year	59,966	9,385	20,454	—	89,805
Cash and cash equivalents at end of year	$ 22,239	$ —	$ 70,663	$ —	$ 92,902

NBTY, Inc.
Notes to Consolidated Financial Statements (Continued)
(in thousands, except per share amounts)

23. Condensed Consolidating Financial Statements of Guarantors of Senior Subordinated Notes (Continued)

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 2006

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 111,785	$ 81,728	$ 73,487	$(155,215)	$ 111,785
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:					
Equity in earnings of subsidiaries	(155,215)	—	—	155,215	—
Impairments and disposals of property, plant and equipment	97	3,032	1,291	—	4,420
Depreciation and amortization	7,495	35,075	13,478	—	56,048
Foreign currency transaction (gain)/loss	(169)	2,066	(46)	—	1,851
Amortization and write-off of deferred charges	4,354	—	—	—	4,354
Gain on extinguishment of debt	(425)	—	—	—	(425)
Gain on settlement of interest rate SWAP	(353)	—	—	—	(353)
Trademark impairment	—	10,450	—	—	10,450
Allowance for doubtful accounts	—	1,135	292	—	1,427
Inventory reserves	—	8,453	455	—	8,908
Excess income tax benefit from exercise of stock options	(15)	—	—	—	(15)
Deferred income taxes	—	(10,361)	(1,658)	—	(12,019)
Changes in operating assets and liabilities:					
Accounts receivable	—	(13,398)	(2,658)	—	(16,056)
Inventories	—	128,476	2,993	—	131,469
Other assets	—	3,511	9,548	—	13,059
Accounts payable	—	2,875	(7,727)	—	(4,852)
Accrued expenses and other liabilities	13,610	(841)	(9,857)	—	2,912
Net cash (used in) provided by operating activities	(18,836)	252,201	79,598	—	312,963
Cash flows from investing activities:					
Intercompany accounts	327,737	(211,373)	(116,364)	—	—
Purchase of property, plant and equipment	3,274	(31,083)	(6,073)	—	(33,882)
Proceeds from sale of available-for-sale marketable securities	39,900	—	—	—	39,900
Purchase price adjustment and settlements, net	—	1,845	—	—	1,845
Purchase/sale of intangible assets	—	(150)	(328)	—	(478)
Net cash provided by (used in) investing activities	370,911	(240,761)	(122,765)	—	7,385
Cash flows from financing activities:					
Principal payments under long-term debt agreements and capital leases	(312,074)	(33)	—	—	(312,107)
Proceeds from short-term borrowings	—	—	18,204	—	18,204
Principal payments under the Revolving Credit Facility	(11,000)	—	—	—	(11,000)
Proceeds from borrowings under the Revolving Credit Facility	5,000	—	—	—	5,000
Proceeds from settlement of interest rate SWAP	353	—	—	—	353
Excess income tax benefit from exercise of stock options	15	—	—	—	15
Proceeds from stock options exercised	105	—	—	—	105
Net cash (used in) provided by financing activities	(317,601)	(33)	18,204	—	(299,430)
Effect of exchange rate changes on cash and cash equivalents	(2,536)	63	4,078	—	1,605
Net increase (decrease) in cash and cash equivalents	31,938	11,470	(20,885)	—	22,523
Cash and cash equivalents at beginning of year	28,028	(2,085)	41,339	—	67,282
Cash and cash equivalents at end of year	$ 59,966	$ 9,385	$ 20,454	$ —	$ 89,805

(in thousands, except per share amounts)

24. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for fiscal 2008 and 2007 (amounts may not equal fiscal year totals due to rounding):

	Quarter ended			
Fiscal 2008:	**December 31, 2007**	**March 31, 2008**	**June 30, 2008**	**September 30, 2008**
Net sales	$510,858	$532,518	$534,519	$601,574
Gross profit	270,527	271,234	272,064	263,474
Income before income taxes	69,260	65,947	68,970	26,862
Net income	45,822	44,226	45,526	17,576
Net income per basic share	$ .68	$ .69	$ .74	$ .29
Net income per diluted share	$ .67	$ .67	$ .72	$ .28

	Quarter ended			
Fiscal 2007:	**December 31, 2006**	**March 31, 2007**	**June 30, 2007**	**September 30, 2007**
Net sales	$506,237	$508,459	$503,368	$496,441
Gross profit	259,190	268,929	262,771	256,832
Income before income taxes	76,764	80,678	77,022	69,511
Net income	50,856	57,354	51,226	48,497
Net income per basic share	$ .76	$ .85	$ .76	$ .72
Net income per diluted share	$ .73	$ .83	$ .74	$ .70

(in thousands, except per share amounts)

24. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for fiscal 2008 and 2007 (amounts may not equal fiscal year totals due to rounding):

	Quarter ended			
Fiscal 2008:	**December 31, 2007**	**March 31, 2008**	**June 30, 2008**	**September 30, 2008**
Net sales	$510,858	$532,518	$534,519	$601,574
Gross profit	270,527	271,234	272,064	263,474
Income before income taxes	69,260	65,947	68,970	26,862
Net income	45,822	44,226	45,526	17,576
Net income per basic share	$ .68	$ .69	$ .74	$ .29
Net income per diluted share	$ .67	$ .67	$ .72	$ .28

	Quarter ended			
Fiscal 2007:	**December 31, 2006**	**March 31, 2007**	**June 30, 2007**	**September 30, 2007**
Net sales	$506,237	$508,459	$503,368	$496,441
Gross profit	259,190	268,929	262,771	256,832
Income before income taxes	76,764	80,678	77,022	69,511
Net income	50,856	57,354	51,226	48,497
Net income per basic share	$ .76	$ .85	$ .76	$ .72
Net income per diluted share	$ .73	$ .83	$ .74	$ .70

SCHEDULE II
NBTY, INC.
Valuation and Qualifying Accounts
For the years ended September 30, 2008, 2007 and 2006

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Fiscal year ended September 30, 2008:					
Inventory reserves	$14,136	$ 8,113	$ —	$ (5,041)	$17,208
Allowance for doubtful accounts	$ 7,617	$ 2,140	$ 11	$ —	$ 9,768
Promotional program incentive allowance	$27,429	$157,440	$ —	$ (140,967)	$43,902
Allowance for sales returns	$ 8,499	$ 21,506	$ —	$ (21,101)(a)	$ 8,904
Valuation allowance for deferred tax assets	$ 6,735	$ 1,665	$ —	$ —	$ 8,400
Fiscal year ended September 30, 2007:					
Inventory reserves	$11,019	$ 12,832	$ —	$ (9,715)	$14,136
Allowance for doubtful accounts	$10,361	$ (1,575)	$ —	$ (1,169)(b)	$ 7,617
Promotional program incentive allowance	$30,439	$125,406	$ —	$ (128,416)	$27,429
Allowance for sales returns	$10,778	$ 21,976	$ —	$ (24,255)(a)	$ 8,499
Valuation allowance for deferred tax assets	$ 7,353	$ 99	$ —	$ (717)	$ 6,735
Fiscal year ended September 30, 2006:					
Inventory reserves	$13,956	$ 8,908	$ —	$ (11,845)	$11,019
Allowance for doubtful accounts	$ 9,155	$ 1,427	$ —	$ (221)(b)	$10,361
Promotional program incentive allowance	$43,837	$137,138	$ —	$ (150,536)	$30,439
Allowance for sales returns	$15,616	$ 28,113	$ —	$ (32,951)(a)	$10,778
Valuation allowance for deferred tax assets	$ 9,245	$ 1,315	$ —	$ (3,207)	$ 7,353

(a) Represents actual product returns.

(b) Uncollectible accounts written off.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NBTY, INC.
(Registrant)

By: /s/ SCOTT RUDOLPH

Scott Rudolph
Chairman and Chief Executive Officer

Dated: December 1, 2008

Pursuant to the requirements of the Exchange Act, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SCOTT RUDOLPH Scott Rudolph	Chairman and Chief Executive Officer (Principal Executive Officer)	December 1, 2008
/s/ HARVEY KAMIL Harvey Kamil	President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 1, 2008
/s/ ARTHUR RUDOLPH Arthur Rudolph	Director	December 1, 2008
/s/ ARAM G. GARABEDIAN Aram G. Garabedian	Director	December 1, 2008
/s/ GLENN COHEN Glenn Cohen	Director	December 1, 2008
/s/ MICHAEL L. ASHNER Michael L. Ashner	Director	December 1, 2008
/s/ PETER WHITE Peter White	Director	December 1, 2008
/s/ NEIL KOENIG Neil Koenig	Director	December 1, 2008

Exhibit 31.1

CERTIFICATIONS

I, Scott Rudolph, certify that:

1. I have reviewed this annual report on Form 10-K of NBTY, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 1, 2008

Signature:

/s/ SCOTT RUDOLPH

Scott Rudolph
Principal Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Harvey Kamil, certify that:

1. I have reviewed this annual report on Form 10-K of NBTY, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 1, 2008

Signature:

/s/ HARVEY KAMIL

Harvey Kamil
Principal Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NBTY, Inc. (the "Company") on Form 10-K for the period ended September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott Rudolph, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ SCOTT RUDOLPH

Scott Rudolph
Chief Executive Officer
December 1, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NBTY, Inc. (the "Company") on Form 10-K for the period ended September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Harvey Kamil, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ HARVEY KAMIL

Harvey Kamil
President and Chief Financial Officer
December 1, 2008



PROXY STATEMENT
for
February 27, 2009
Annual Meeting of Stockholders
of NBTY, Inc.

NBTY, Inc.
2100 Smithtown Avenue
Ronkonkoma, New York 11779



January 6, 2009

Dear Stockholder:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of NBTY, Inc., to be held February 27, 2009, at 10:00 A.M., local time, at 2100 Smithtown Avenue, Ronkonkoma, New York. On the following pages you will find information about the Annual Meeting, together with a Proxy Statement.

At the meeting, management will review NBTY's operations and discuss the financial statements for the fiscal year ended September 30, 2008, as well as our plans for the future. A question and answer session for stockholders will follow.

Your vote is important to us. Whether or not you expect to attend in person, we urge you to provide a proxy to vote your shares by submitting your proxy, at your earliest convenience, on the internet, by telephone, or by signing, dating and returning a proxy card. Your prompt vote will help us avoid additional solicitation costs. If you vote by proxy and attend the Annual Meeting, you may continue to have your shares voted as instructed in the proxy or you may withdraw your proxy at the Annual Meeting and vote your shares in person.

Sincerely,

Scott Rudolph,
Chairman of the Board and
Chief Executive Officer

NBTY, INC.

2100 Smithtown Avenue, Ronkonkoma, New York 11779

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

SUMMARY OF PROPOSALS TO BE CONSIDERED BY STOCKHOLDERS

Notice is hereby given that the 2009 Annual Meeting of Stockholders of NBTY, Inc. (the "Company") will be held at 2100 Smithtown Avenue, Ronkonkoma, New York 11779 on February 27, 2009, at 10:00 A.M., local time, for the following purposes:

(1) to elect each of Aram G. Garabedian and Neil H. Koenig as a Class I member of the Board of Directors, to serve until the 2012 Annual Meeting of Stockholders and until each of their respective successors is duly elected and qualified;

(2) to approve the NBTY, Inc. 2009 Equity Awards Plan;

(3) to ratify the Board of Directors' appointment of PricewaterhouseCoopers LLP as independent registered public accountants to audit the consolidated financial statements of the Company for the fiscal year ending September 30, 2009; and

(4) to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Stockholders who owned shares of the Company's common stock at the close of business on January 6, 2009 (the "Record Date") may attend and vote at the 2009 Annual Meeting, and may vote by proxy (i) on the internet, (ii) by telephone, or (iii) by signing and dating a proxy card and returning it to the Company.

This summary is qualified in its entirety by the detailed information contained within the enclosed Proxy Statement.

We look forward to seeing you at the 2009 Annual Meeting.

Sincerely,



Scott Rudolph,
Chairman of the Board and
Chief Executive Officer

Ronkonkoma, New York
January 6, 2009

NBTY, INC.

2100 Smithtown Avenue, Ronkonkoma, New York 11779

PROXY STATEMENT
FOR 2009 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING THE SOLICITATION

This Proxy Statement is being furnished to all stockholders of record ("Record Holders") as of January 6, 2009 (the "Record Date") of the common stock, par value $0.008 per share (the "Common Stock"), of NBTY, Inc., a Delaware corporation (the "Company," "we" and "our"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the 2009 Annual Meeting of Stockholders to be held February 27, 2009, and at any adjournment thereof (the "Meeting").

We are providing access to our proxy materials over the internet by sending a Notice of Availability of Proxy Materials (the "Notice") to our stockholders. All stockholders will have the ability to access the proxy materials on the website identified in the Notice, or to request a printed copy of proxy materials. The Notice provides instructions on how to access the proxy materials over the internet, and how to request a printed copy of our proxy materials. This Proxy Statement, the form of proxy card, the Notice and our Annual Report to Stockholders (the "Annual Report") for the fiscal year ended September 30, 2008 (the "2008 Fiscal Year") are available at *www.proxyvote.com*. The Annual Report is not to be regarded as proxy soliciting material.

Each stockholder may specify that his or her shares (i) be voted "FOR" the election of the named nominees to the Board with provision to "WITHHOLD AUTHORITY" as to all nominees or any individual nominee; (ii) "FOR," "AGAINST," or "ABSTAIN" from voting, with respect to the approval of the NBTY, Inc. 2009 Equity Awards Plan, and (iii) be voted "FOR," "AGAINST," or "ABSTAIN" from voting, with respect to the Board's appointment of PricewaterhouseCoopers LLP as independent registered public accountants to audit the consolidated financial statements of the Company for the fiscal year ending September 30, 2009 (the "2009 Fiscal Year"). Except with respect to broker "non-votes," which are explained below, where a proxy is duly submitted but no choice is specified, the shares will be voted (a) "FOR" the election of each named nominee to the Board, (b) "FOR" the approval of the NBTY, Inc. 2009 Equity Awards Plan, and (c) "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the 2009 Fiscal Year.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal, and has not received instructions from the beneficial owner. Under the General Corporation Law of the State of Delaware, the state in which the Company is incorporated, an abstaining vote or a broker "non-vote" is deemed to be "present" for quorum purposes, but is not deemed to be a "vote cast" at the Meeting. As a result, abstentions and broker "non-votes" are not included in the tabulation of the voting results for the election of Directors, which requires approval of a plurality of the votes cast at the Meeting. "Plurality" means that the individuals who receive the largest number of votes cast "FOR" are elected as Directors. Consequently, any shares not voted (whether by abstention, withholding authority or broker "non-vote") have no impact on the election of Directors.

Since abstentions and broker "non-votes" are deemed to be "present" for quorum purposes, abstentions and broker "non-votes" will have the same effect as votes "AGAINST" (i) the approval of the NBTY, Inc. 2009 Equity Awards Plan and (ii) the ratification of the Board's appointment of PricewaterhouseCoopers LLP as independent registered public accountants for the 2009 Fiscal Year. Under the Company's Amended and Restated By-Laws (the "By-Laws"), approval of these matters requires a majority vote "FOR" the proposal by the holders of shares of Common Stock present, in person or represented by proxy, at the Meeting (at which a quorum is present). Shares representing a majority of the votes entitled to be cast by the holders of the outstanding shares of Common Stock must be represented in person or by proxy at the Meeting for a quorum to be present.

All shares entitled to vote and represented by properly executed proxies received before the Meeting which are not revoked, will be voted at the Meeting in accordance with the instructions indicated on those proxies. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. You can revoke your proxy before it is exercised by (i) sending a written notice to Irene Fisher, our General Counsel, at our headquarters at 2100 Smithtown Avenue, Ronkonkoma, New York 11779, (ii) timely delivering a valid, later-dated proxy, or (iii) voting by ballot at the Meeting. Attendance at the Meeting, without further action, will not revoke a proxy.

If any other matters are properly presented at the Meeting for consideration, including consideration of a motion to adjourn the Meeting to another time or place, the persons acting as proxies will have discretion to vote on those matters in accordance with their best judgment to the same extent as the person giving the proxy would be entitled to vote. The Board selected Harvey Kamil and Irene Fisher as proxies. We do not currently anticipate that any other matters will be raised at the Meeting, or that the Meeting will be adjourned.

The Company had 61,600,267 shares of Common Stock, which are the only outstanding shares of the capital stock of the Company, issued and outstanding on the Record Date. Holders of Common Stock are entitled to one vote for each share owned of record.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held February 27, 2009: This Proxy Statement, our 2008 Annual Report, and the Notice of Annual Meeting of Stockholders are available at *www.proxyvote.com*, together with any amendments to any of these materials that are required to be furnished to stockholders.

We plan to begin mailing the Notice to stockholders on or about January 16, 2009. At that time, we also will begin mailing paper copies of our proxy materials to stockholders who request them.

PROPOSAL 1

ELECTION OF DIRECTORS

The By-Laws divide the members of the Board into three classes and provide that the number of Directors constituting the Board from time to time will be fixed and determined by a vote of a majority of the entire Board serving at the time of the vote. As of the date of this Proxy Statement, the Board is comprised of seven members, divided into three classes. Two classes (Class I and Class II) have two members each, and one class (Class III) has three members. The Board has nominated each of Aram G. Garabedian and Neil H. Koenig for election as a Class I Director. Aram G. Garabedian has reached the mandatory retirement age of 73 for Directors under our Corporate Governance Guidelines; however, due to the recent resignation of Michael Slade from the Board in November 2008, the Nominating/Corporate Governance Committee decided that it is in the best interests of the Company and its stockholders to make an exception to the policy for Mr. Garabedian, and to nominate him for re-election as a Class I Director.

Stockholders of the Company do not have cumulative voting rights with respect to the election of Directors. It is the intention of the persons acting as proxies to vote such proxy "FOR" the election of the named nominees for Class I directorships, unless authorization is withheld on the proxy. If any nominee is unable or unwilling to serve as a Director, which is not anticipated, the persons acting as proxies intend to vote for the election of such other persons as they, in their discretion, may choose.

Information as to Director Nominees

The following table provides information as of January 6, 2009 with respect to each of the Company's Director nominees.

Name and year first became a Director of the Company	Age	Principal occupation during the past five years
CLASS I—Terms for which they are nominated would expire at the 2012 Annual Meeting of Stockholders		
Aram G. Garabedian 1971	73	State Senator of the State of Rhode Island from 2000 to 2002, and a representative in that State's legislature from 1972 through 1978, and again from 1998 through 2000. Cranston City Council President 2005 – 2008. Since 1986, he has been a real estate property manager and developer in Rhode Island. He is President of Bliss Properties, Inc. and President of One Financial Center Plaza LLC in Providence, Rhode Island, and a co-managing partner of the Warwick Mall, in Warwick, Rhode Island. He was associated with the Company and its predecessor, Arco Pharmaceuticals, Inc., for 20 years in a sales capacity and as an officer.
Neil H. Koenig 2005	58	A partner at Imowitz, Koenig & Co., LLP, a public accounting firm providing services to public and private companies, and member of Real Estate Systems Implementation Group, LLC, a consulting company serving the real estate industry. Since 2002, he has been Chief Financial Officer of Orthometrix, Inc., a public company that manufactures and distributes medical and fitness-related equipment. Mr. Koenig also serves on the Board of Directors of Orthometrix, Inc. He is the Vice President of Guggenheim Structured Real Estate and Square Mile Capital, both of which are private equity real estate funds.

Information as to Directors Continuing in Office

The following table provides information as of January 6, 2009 with respect to each of the Company's Directors whose terms expire after the Meeting.

Name and year first became a Director of the Company	Age	Principal occupation during the past five years
CLASS III—Terms Expiring at the 2010 Annual Meeting of Stockholders		
Michael L. Ashner 1998	56	President and Chief Executive Officer of Winthrop Realty Partners, L.P., a real estate investment and management company, since 1996. Mr. Ashner is also the Chairman and Chief Executive Officer of Winthrop Realty Trust, a New York Stock Exchange listed real estate investment trust. Mr. Ashner serves on the Board of Directors of Winthrop Realty Trust.
Glenn Cohen 1988	49	President of 1641 Bellmore Road Corp., a residential/commercial real estate development corporation, and President of Save-on Sprinkler Co., a sprinkler company.
Arthur Rudolph 1971	80	Founded Arco Pharmaceuticals, Inc., the Company's predecessor, in 1960 and founded the Company in 1971. Mr. Rudolph, who is Scott Rudolph's father, served as the Company's Chief Executive Officer and Chairman of the Board until his resignation in September 1993. He has been a consultant to the Company since 1997.
CLASS II—Terms Expiring at the 2011 Annual Meeting of Stockholders		
Scott Rudolph 1986	51	Chairman of the Board and Chief Executive Officer of the Company. He served as the Chairman of the Board of Dowling College, Long Island, New York from 1997 through 2000, and currently serves on its Board of Trustees. Mr. Rudolph, who is Arthur Rudolph's son, joined the Company in 1986.
Peter J. White 2001	54	President and Chief Executive Officer of I. J. White Corporation, a company based in Farmingdale, New York, engaged in the worldwide engineering and manufacturing of conveying systems for the food industry.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF ARAM G. GARABEDIAN AND NEIL H. KOENIG AS CLASS I DIRECTORS.

Independence of Board Members

The Board reviews the independence of its members on an annual basis. No Director will be deemed to be independent unless the Board affirmatively determines that the Director in question has no material relationship with the Company, directly or as an officer, stockholder, member or partner of an organization that has a material relationship with the Company. The Board observes all criteria for independence established by the New York Stock Exchange ("NYSE"), where the Common Stock is listed for trading, and other applicable laws and regulations.

In its annual review of Director independence, the Board considers all commercial, banking, consulting, legal, accounting, charitable or other business relationships any Director may have with the Company. In making its independence determinations, the Board considered, in particular, the stock ownership of each Director, as well as the prior employment relationship between Mr. Garabedian and the Company, which ended in 1986, Mr. Garabedian's interest in a shopping mall in which one Vitamin

World Store leases approximately 1,500 square feet of retail space, and the fact that Mr. Garabedian's son-in-law is a sales representative for the Company. The Board determined that these de minimus matters did not affect Mr. Garabedian's independence. The Board further determined that each independent Director had no other relationships with the Company outside of his position on the Board. As a result of its annual review, the Board has determined that all the current Directors are independent, with the exception of Arthur Rudolph and Scott Rudolph. Scott Rudolph is not independent because he was an executive officer of the Company during the 2008 Fiscal Year. Arthur Rudolph is not independent because he is Scott Rudolph's father and because he has a consulting agreement with the Company (described in more detail under "Compensation of Outside Directors" below).

Following the meetings of the Board, the Company's non-management Directors generally meet without management present. There is no predetermined non-management Director who presides over such meetings. At each meeting, the non-management Directors choose a presiding member for that meeting, based upon the topics to be discussed. "Non-management" Directors are those directors who are not executive officers, and may include Directors who are not considered to be independent under regulations issued by the United States Securities and Exchange Commission ("SEC") or the NYSE. The Company's non-management Directors are Messrs. Ashner, Cohen, Garabedian, Koenig and White.

Committees of the Board of Directors

The Board has four standing committees: (i) an Audit Committee; (ii) a Compensation and Stock Option Committee (the "Compensation Committee"); (iii) a Nominating/Corporate Governance Committee; and (iv) a Strategic Planning Committee.

The Audit Committee is composed of Michael L. Ashner (Chairman), Neil H. Koenig and Peter J. White. The Audit Committee, which is comprised entirely of independent Directors, is charged with assisting the Board in its oversight of:

- the qualifications, independence and performance of the Company's independent accountants and the performance of the Company's internal auditors and internal audit function;
- the integrity of the Company's financial statements and the Company's financial reporting processes and systems of internal control; and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee provides an avenue of communication among management, the independent accountants, the internal auditors and the Board. In carrying out its responsibilities, the Audit Committee also meets with internal audit staff of the Company and with the independent accountants in executive session, without members of management present. The Audit Committee met six times during the 2008 Fiscal Year. The Board has determined that each member of the Audit Committee is independent, as independence for audit committee members is defined in the NYSE Listed Company Manual and by applicable SEC rules. The Board has further determined that each member of the Audit Committee possesses the financial literacy and experience required by NYSE, and that, in addition, Mr. Koenig is an Audit Committee "financial expert," as defined by SEC rules. The Audit Committee's written charter is posted on the Company's website at *www.nbty.com* under the link "Corporate Governance." Any stockholder can obtain a printed copy by sending a written request to Irene Fisher, our General Counsel, at the Company's headquarters at 2100 Smithtown Avenue, Ronkonkoma, New York 11779.

The Compensation Committee, which met seven times in the 2008 Fiscal Year, is composed of Neil H. Koenig (Chairman), Glenn Cohen and Aram G. Garabedian, each of whom is an independent Director. The Compensation Committee assists the Board in:

- developing and periodically reviewing compensation policies for the Company, including stock options, restricted stock and similar awards, consistent with, and linked to, the Company's strategies;
- evaluating the performance of the Company's Chief Executive Officer ("CEO") and determining his compensation annually;
- recommending the compensation of the Company's other executive officers annually;
- reviewing management's recommendations on executive compensation policies and programs;
- recommending the fees of outside directors;
- reviewing and approving new Company benefit plans and amendments to existing benefit plans;
- approving all equity-based compensation plans; and
- reviewing benefit plan administration.

The Compensation Committee also has authority to make all determinations under the proposed NBTY, Inc. 2009 Equity Awards Plan. See "Proposal 2" below. The Compensation Committee's written charter is posted on the Company's website at *www.nbty.com* under the link "Corporate Governance." Any stockholder can obtain a printed copy by sending a written request to Irene Fisher, our General Counsel, at the Company's headquarters at 2100 Smithtown Avenue, Ronkonkoma, New York 11779.

All independent Directors who are not members of the Compensation Committee may attend, but not vote at, meetings of the Compensation Committee, subject to the Compensation Committee's right to exclude any person whose presence the Compensation Committee considers inappropriate. Further, the Compensation Committee may invite any director, member of management or any other person to its meetings.

The Compensation Committee has the authority to retain and terminate any consultants, including legal counsel, to assist it in performing its duties. From time to time, the Compensation Committee seeks information and advice regarding executive compensation market practices from outside independent advisors. In December 2008, the Compensation Committee engaged Towers Perrin, an independent executive compensation consulting firm, to advise the Company about senior executive compensation, market practices and succession planning.

The Nominating/Corporate Governance Committee is composed of Peter J. White (Chairman), Aram G. Garabedian and Glenn Cohen, each of whom is an independent Director. The Nominating/ Corporate Governance Committee is charged with assisting the Board in:

- establishing criteria for Board membership;
- searching for and screening candidates to fill Board vacancies;
- recommending an appropriate slate of candidates for election each year;
- evaluating the performance of individual directors;
- assessing the overall performance of the Board;
- considering issues regarding the composition and size of the Board;
- monitoring a process to assess the Board's effectiveness; and
- developing and implementing the Company's Corporate Governance Guidelines.

The Nominating/Corporate Governance Committee met once during the 2008 Fiscal Year. The Nominating/Corporate Governance Committee's written charter and the Company's Corporate Governance Guidelines are available on the Company's website at *www.nbty.com* under the link "Corporate Governance." Any stockholder can obtain a printed copy by sending a written request to Irene Fisher, our General Counsel, at the Company's headquarters at 2100 Smithtown Avenue, Ronkonkoma, New York 11779.

Directors, members of management and stockholders may suggest Director nominees to the Board. The Company also, in its discretion, may engage a third party to assist in the search for Director candidates. Each of Messrs. Garabedian and Koenig, proposed for election as a Class I Director at the Meeting, is currently a Director of the Company.

Stockholders wishing to nominate Director candidates for consideration may do so by writing to Irene Fisher, our General Counsel, at the Company's headquarters at 2100 Smithtown Avenue, Ronkonkoma, New York 11779, and providing the candidate's name, age, biographical data and qualifications. The Nominating/Corporate Governance Committee will evaluate recommendations that stockholders make in accordance with these procedures in the same manner as other candidates. See "Procedure for Submitting Stockholder Proposals" below for further details regarding how to submit Board nominations. In its assessment of any potential candidate, the Nominating/Corporate Governance Committee will review the nominee's judgment, experience, independence, understanding of the Company's industry and markets or related industries and markets, and any other factors that the Nominating/Corporate Governance Committee believes are pertinent in light of the current needs of the Board. In addition, the Nominating/Corporate Governance Committee will take into account the requirements set forth in the Company's Corporate Governance Guidelines, as well as a nominee's ability to devote the time and effort necessary to fulfill a Director's responsibilities.

The Strategic Planning Committee is composed of Scott Rudolph (Chairman), Arthur Rudolph and Aram G. Garabedian. The Strategic Planning Committee exercises the broad powers and authority the By-Laws grant to this Committee, including evaluating potential acquisitions, exploring new marketing areas and assisting in the formulation of major policy objectives.

During the 2008 Fiscal Year, the Board convened ten meetings. Each Director attended at least 75% of the Board meetings and the meetings of the Committees of which he was a member.

It is the Company's policy that all Directors attend annual meetings of stockholders. All Directors attended the 2008 Annual Meeting of Stockholders.

Compensation of Outside Directors

During the 2008 Fiscal Year, each Director (other than Scott Rudolph, who was an officer of the Company during the 2008 Fiscal Year) earned an annual retainer of $70,000 for services rendered as Directors. In addition, each Director, other than Scott Rudolph, is entitled to reimbursement for out-of-pocket expenses to attend meetings. Mr. Ashner also received an additional $50,000 in connection with his services as Chairman of the Audit Committee, for a total of $120,000. Except as described below, the Company does not offer a pension plan or other compensation to these Directors. Any Director who is an executive officer of the Company does not receive additional compensation for his services as a Director. See "Executive Compensation" and "Summary Compensation Table" for information regarding Scott Rudolph's compensation.

Name	Fees Earned or Paid in Cash($)	Option Awards($)*	All Other Compensation($)	Total($)
Michael L. Ashner	$120,000	$32,850	$ —	$152,850
Glenn Cohen	70,000	32,850	—	102,850
Aram G. Garabedian	70,000	32,850	—	102,850
Neil H. Koenig	70,000	32,850	—	102,850
Arthur Rudolph	70,000	32,850	484,147**	586,997
Michael C. Slade***	—	—	152,348	152,348
Peter J. White	70,000	32,850	—	102,850

* Amounts shown represent the compensation expense that the Company incurred in connection with the February 1, 2008 grant of stock options for 15,000 shares of Common Stock to each Director in the table. These option awards vest in three equal increments on each of the second, third and fourth anniversary of the date of grant. The Company calculated this compensation expense based on the Black-Scholes option-pricing model, determined in accordance with FAS 123(R), and based on the following assumptions: (a) a 6.45 year expected term, (b) a 48.30% volatility, (c) a 3.71% risk-free rate, and (d) a 0% dividend yield.

** The Company paid this amount, which represents a $450,000 consulting fee, an $18,000 car allowance and $16,147 in health insurance benefits, to Rudolph Management Associates, Inc. under a consulting agreement described below.

*** All other compensation represents salary Mr. Slade received for a portion of the 2008 Fiscal Year during which he served as an officer. Mr. Slade forfeited the options the Company granted to Directors in February 2008 when he resigned from the Board on November 20, 2008 before these options vested.

Additional Information with Respect to Director Equity Awards

The following table provides additional information about the outstanding equity awards at the end of the 2008 Fiscal Year and option awards granted during the 2008 Fiscal Year for Directors, other than Scott Rudolph.

Name	Option Awards Outstanding at Fiscal Year-End (#)	Option Awards Granted During Fiscal Year 2008 (#)	Grant Date Fair Value of Option Awards Granted During Fiscal Year 2008 ($)*
Michael L. Ashner	15,000	15,000	$197,100
Glenn Cohen	15,000	15,000	197,100
Aram G. Garabedian	15,000	15,000	197,100
Neil H. Koenig	15,000	15,000	197,100
Arthur Rudolph	45,000	15,000	197,100
Michael C. Slade**	—	**	—
Peter J. White	15,000	15,000	197,100

* Reflects the fair value of the options granted on February 1, 2008, calculated in accordance with FAS 123(R). For option awards, that number is calculated by multiplying the Black-Scholes value of $13.14 (calculated as described above), by the number of options awarded, 15,000.

** Mr. Slade forfeited the options the Company granted to Directors in February 2008 when he resigned from the Board on November 20, 2008 before these options vested.

Effective January 1, 1997, the Company entered into a consulting agreement with Rudolph Management Associates, Inc. for the consulting services of Arthur Rudolph, a Director and founder of the Company. The agreement has been renewed for successive one-year terms and will expire December 31, 2009. The agreement provides for a consulting fee in the annual amount of $450,000 for the period ending December 31, 2009, payable in monthly installments. During the 2008 Fiscal Year, the Company paid Mr. Arthur Rudolph a $450,000 consulting fee and an $18,000 car allowance under this consulting agreement. In addition, the Company provided health insurance benefits to Mr. Arthur Rudolph at a cost of $16,147.

The Company has a mandatory retirement age policy that applies to each member of the Board, other than Mr. Arthur Rudolph, the Company's founder. Under this superannuation policy, no person who has reached the age of 73 can stand for election to the Board. Aram G. Garabedian has reached the mandatory retirement age for Directors under this policy. However, due to the recent resignation of Michael C. Slade from the Board in November 2008, the Nominating/Corporate Governance Committee decided that it is in the best interest of the Company and its stockholders to make an exception to this policy for Mr. Garabedian and to nominate him for re-election as a Class I Director. Each member of the Board who has served on the Board for at least 15 years and who retires from the Board solely as a result of this superannuation policy will continue to receive the annual Board retainer in effect at the time of such Director's retirement, until the earlier of the tenth anniversary of the retirement date or his death. Three former directors of the Company (Messrs. Daly, Owen and Sacks) are currently receiving payments under this superannuation policy. Messrs. Owen and Sacks are each receiving $60,000 per year, and Mr. Daly is receiving $70,000 per year.

Communication with Directors

Stockholders and any other interested party wishing to communicate with the Board may do so in one of four ways: in person at the Meeting, by mail, by telephone or via the internet. Any stockholder can mail correspondence to any Director, or to the Board as a whole, by addressing it to the attention of Irene Fisher, our General Counsel, at the Company's headquarters at 2100 Smithtown Avenue, Ronkonkoma, New York 11779. After the mail is opened and screened for security purposes, it will be logged in, and (other than mail that our General Counsel determines to be trivial or obscene) then forwarded to the particular Director identified, or to the Board as a whole, as requested in the stockholder's correspondence. Trivial items will be delivered to the Directors at the next scheduled Board meeting. Obscene items will not be forwarded.

Stockholders and any other interested party wishing to communicate only with non-management Directors may do so by calling toll free at 1.866.850.8624 or via the internet at *www.reportit.net*, in either case using the username "NBTY" and the password "holder." Copies of any such communication will be forwarded to each non-management Director.

Compensation Committee Interlocks and Insider Participation

As of September 30, 2008, the Compensation Committee consisted of Neil H. Koenig, Glenn Cohen and Aram G. Garabedian. Mr. Garabedian was appointed to the Compensation Committee in February 2008 to replace Peter J. White. Mr. Garabedian was an officer of Arco Pharmaceuticals, Inc., the Company's predecessor, until 1986. One Vitamin World store leases approximately 1,500 square feet of retail space in a shopping mall that is owned by an entity in which members of Mr. Garabedian's extended family have an aggregate 35% income interest and for which Mr. Garabedian serves as a co-managing partner. The lease expires in October 2010. During the 2008 Fiscal Year, aggregate payments of base rent (approximately $75,000), additional rent (including a pro-rata portion of real estate taxes), and all other charges under this lease were approximately $127,000. In addition, Mr. Garabedian's son-in-law is a sales representative for the Company. No other member of the Compensation Committee had a relationship during the 2008 Fiscal Year requiring disclosure under Item 404 of Regulation S-K.

None of the Company's executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the number of shares of Common Stock beneficially owned as of January 6, 2009 by: (i) each Director of the Company, including each nominee for election as a Director; (ii) the executive officers named in the Summary Compensation Table set forth below; (iii) the current Directors and executive officers as a group; (iv) each person or entity the Company knows to beneficially own more than 5% of the outstanding shares of Common Stock; and (v) the Company's Associate Stock Ownership Plan (the "ESOP"):

Directors**	Number of Shares Beneficially Owned(a)	Percent of Class(a)
Scott Rudolph(b)	5,877,889	9.3%
Arthur Rudolph(c)	360,392	*
Michael L. Ashner	35,000	*
Glenn Cohen	29,575	*
Aram G. Garabedian	3,000	*
Neil H. Koenig	3,500	*
Peter J. White(d)	9,700	*
Named Executive Officers**		
Harvey Kamil(e)	1,595,086	2.6%
James P. Flaherty(f)	48,637	*
John D. Leahy(g)	128	*
Hans Lindgren(h)	6,811	*
All Directors and Executive Officers as a group (12 persons)***	8,162,493	12.8%
Other		
ESOP(i)	1,874,248	3.0%
FMR, LLC(j) 82 Devonshire Street Boston, MA 02109	3,471,330	5.6%
Neuberger Berman, LLC(j) 605 Third Avenue New York, NY 10158	8,070,549	13.1%

* Percentage ownership of less than one percent.

** The address of all our named officers and directors is the Company's headquarters.

*** Includes shares owned by Glenn Schneider, who became an executive officer in January 2009. See "Executive Officers of the Registrant" below.

(a) This column includes shares which Directors, executive officers and certain other holders have the right to acquire within 60 days of January 6, 2009. Except as otherwise indicated, each person and entity has the sole voting and investment power with respect to the shares set forth in the table.

(b) Includes (i) options to purchase 1,760,000 shares of Common Stock which are presently exercisable and (ii) 63,303 shares of Common Stock held in the ESOP.

(c) Includes (i) 40,000 shares of Common Stock owned by Mr. Rudolph's wife, as to which Mr. Rudolph disclaims beneficial ownership, and (ii) options to purchase 30,000 shares of Common Stock which are presently exercisable.

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(d) Includes 200 shares of Common Stock owned by Mr. White's wife, as to which Mr. White disclaims beneficial ownership.

(e) Includes (i) options to purchase 356,715 shares of Common Stock which are presently exercisable, (ii) 187,371 shares held in a trust for the benefit of Mr. Kamil's children, as to which Mr. Kamil disclaims beneficial ownership, and (iii) 90,431 shares of Common Stock held in the ESOP.

(f) Includes 47,673 shares of Common Stock held in the ESOP.

(g) Represents 128 shares of Common Stock held in the ESOP.

(h) Represents 6,811 shares of Common Stock held in the ESOP.

(i) Excludes shares of Common Stock beneficially owned by the directors and named executive officers through the ESOP. Fidelity Management Trust Company is the Trustee for the ESOP.

(j) Based on its beneficial ownership report on Schedule 13G, filed in February 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis ("CD&A") describes how we decide what to pay the individuals listed in the Summary Compensation Table on page 17 of this Proxy Statement, our "named executive officers." This CD&A also provides context for the information in the compensation tables set forth below.

Compensation Philosophy and Objectives

The Compensation Committee, which oversees our executive compensation program, tries to design a compensation program that will attract, retain and motivate the talented individuals we need to prosper, and reward them for their contributions to the Company's performance. The Compensation Committee considers factors such as an executive's level of responsibility, experience, tenure, and contributions to the Company's overall performance and key strategic initiatives. The Compensation Committee also considers what companies comparable to ours are paying. From time to time, the Compensation Committee engages compensation consultants to provide market information about similar companies. What the Compensation Committee considers important varies from year to year, based on the Company's goals, strategies and performance.

Role of Chief Executive Officer in Compensation Decisions

From time to time, at the invitation of the Compensation Committee, our CEO attends Compensation Committee meetings, except those that address his own compensation. Our CEO's insights play an important role in the Compensation Committee's recommendations. By participating in Compensation Committee meetings, our CEO can share his views with respect to the Company's overall performance, and provide his evaluation of individual performance in light of Company goals and strategies. Historically, the Compensation Committee has given substantial weight to our CEO's recommendations. Although the Compensation Committee reserves the right to modify or reject any recommendation, the Compensation Committee and our CEO have historically reached agreement on executive compensation.

Compensation Determinations

The Compensation Committee generally employs a three-step analysis to determine compensation.

- First, the Compensation Committee considers the Company's overall financial and operating performance during the period, as well as achievement of strategic and tactical goals. The actual measures of such performance vary from year to year, depending on the Company's circumstances, and are not set in advance. Some of the performance criteria that the Compensation Committee has used in the past include net sales, EBITDA, net income and gross margins. Our Executive Bonus Plan, which sets out certain performance measures to qualify payments under that plan as a tax deductible compensation expense for the Company, is an exception to the general rule. As discussed below, this plan only affects our CEO and President, and the Compensation Committee has the right to award those officers bonuses, regardless of such performance measures, based on the Company's overall performance. Our Executive Bonus Plan is described in more detail below.
- Second, the Compensation Committee evaluates the individual's contribution to the Company's financial and operational achievements, both in terms of the Company's needs during the period and the individual's performance. The Compensation Committee considers the executive's opportunity to contribute to the Company's overall performance, his relative responsibilities and

challenges, and how well he met the challenges. The Compensation Committee also considers the individual's potential for future contributions to the Company's long-term success, and evaluates his experience and his management and leadership abilities.

- Finally, the Compensation Committee considers the market for the executive talent, and tries to set compensation at competitive levels within the nutritional supplement industry and with reference to other similarly-sized companies. The Compensation Committee evaluates available survey and proxy statement data and may consult compensation consultants, as needed. In addition, base salaries reflect the Company's operating philosophy, strategic direction and cost-conscious orientation.

How the Company Determines its Executive Compensation

During the 2008 Fiscal Year, total compensation for our named executive officers consisted of the following components:

- base salary,
- cash bonuses,
- equity-based awards,
- participation in our ESOP and 401(k) plan, and
- limited personal benefits.

We discuss below how we determine the amount and type of compensation best suited to the Company's goals, and how we believe these decisions reflect the Company's compensation philosophy.

Base Salary. We believe the Company must offer competitive base salaries to attract and retain high-quality executives. The Compensation Committee tries to set levels at amounts that compensate executives fairly and provide a reasonable level of security. The Compensation Committee considers the responsibilities of each position and the skill and experience it requires, and the evaluations and performance reviews of the CEO. The salaries of Mr. Rudolph, our CEO, and Mr. Kamil, our President/CFO, were increased for the 2008 Fiscal Year under the terms of employment agreements entered into as of March 1, 2008. Mr. Leahy's base compensation for the 2008 Fiscal Year was increased substantially in recognition of his promotion to Senior Vice President-Wholesale Business during the year. Mr. Flaherty received a 5% increase in base salary, reflecting, in part, inflation in the Long Island area during the relevant period, and Mr. Lindgren received a 1.9% increase.

The following table sets forth base salaries for our named executive officers (and the applicable percentage increase rates) for the 2008 Fiscal Year compared to those for the fiscal year ended September 30, 2007 (the "2007 Fiscal Year"). Base salary increases for the 2008 Fiscal Year were effective October 1, 2007 for Messrs. Rudolph and Kamil (under the terms of their employment agreements), and February 28, 2008 for the other named executive officers.

Named Executive Officer	2007 Base Salary($)	2008 Base Salary($)	% Increase
Scott Rudolph	$853,391	$925,000	8.4%
Harvey Kamil	477,899	600,000	25.5%
James P. Flaherty	277,725	291,679	5.0%
John D. Leahy	281,346	360,731	28.2%
Hans Lindgren	318,866	325,000	1.9%

Cash Bonuses. We believe that annual cash bonuses reward our executives for their individual performance and their contribution to the Company's performance, and motivate them to advance the Company's goals. The Company's overall performance is the first and most important factor we consider. If the Company's performance is poor, cash bonuses will likely be substantially lower than when its performance is excellent. The next most important factor is the executive's performance and contribution to the success of his business line. Except under the Executive Bonus Plan discussed below, we generally do not set specific targets for the Company's performance or individual accomplishments, or set pre-assigned weight to any factor. Rather, the Compensation Committee considers the Company's results and each executive's performance at the close of the fiscal year, in light of the events and factors that proved significant during that fiscal year. While this method may not provide our executives with precise and predetermined criteria for what we expect from them, it gives us greater flexibility, and permits us to make our determinations based on a better understanding of the importance of various factors.

Based upon our audited financial statements for the 2008 Fiscal Year, the Compensation Committee has determined that no bonuses were earned under the Executive Bonus Plan this year because the targets were not met. However, the Compensation Committee has the discretion, and currently intends, to set a bonus for the participants in the Executive Bonus Plan (described below) under the same discretionary criteria, and in the same manner, as it will use to determine bonuses for other executive officers. Discretionary bonuses may not be deductible by the Company for federal income tax purposes to the extent they represent compensation in excess of $1 million under Section 162(m) of the Code.

We expect discretionary annual bonuses (if any) based on 2008 Fiscal Year performance to be determined during the second fiscal quarter of 2009, in keeping with our past practices. We will report any such bonuses, once determined, in a Current Report on Form 8-K filed with the SEC.

The following table sets forth annual bonuses paid to the Company's named executive officers in February 2008 (with the exception of Mr. Lindgren, whose bonus was paid in October 2008), which were based on 2007 Fiscal Year performance.

Named Executive Officer	Bonus Paid in 2008 (based on 2007 Fiscal Year Performance)($)
Scott Rudolph	$1,150,000
Harvey Kamil	650,000
James P. Flaherty	155,000
John D. Leahy	380,000
Hans Lindgren	225,000

The Company's performance improved significantly during the 2007 Fiscal Year compared to the previous year. Net sales increased 7%, from approximately $1.9 billion to approximately $2.0 billion. Income from operations increased 76%, from approximately $175.2 million to approximately $307.6 million. Net income increased 86%, from approximately $111.8 million to approximately $208.0 million, and net income as a percentage of sales increased from 5.9% to 10.3%. In addition to these financial factors, during the 2007 Fiscal Year, the Company achieved a number of significant goals, including the acquisition of the Ester C brand, the expansion of the Company's international operations, and increases in the Company's overall efficiency. We considered these and other factors in setting the cash bonuses paid in February 2008.

Historically, the Compensation Committee has set cash bonuses for our executives in its discretion, as described above, without specific targets set in advance. Consequently, these bonuses were not considered "performance-based" compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which meant the bonuses for our most highly compensated executives were not tax deductible to the extent they represented compensation over $1 million. At our 2008 Annual Meeting, the stockholders approved the NBTY, Inc. Executive Bonus Plan (the "Executive

Bonus Plan"). Under the Executive Bonus Plan, the Compensation Committee established performance goals for the 2008 Fiscal Year and designated Messrs. Rudolph and Kamil as participants in the Executive Bonus Plan for that period. The maximum bonus payable under the Executive Bonus Plan upon achievement of the performance goals was 200% of a participant's annual base salary on October 1, 2007. The Compensation Committee had discretion to reduce the bonus to reflect additional factors it considered appropriate. The target bonus under the Executive Bonus Plan for the 2008 Fiscal Year was 100% of the participant's annual base salary on October 1, 2007.

Equity-Based Awards. In February and May 2008, the Compensation Committee granted a total of 957,000 stock option awards to over 100 members of management and directors of the Company. These awards were granted in consultation with Compensation Committee professional advisors and with input and recommendation from the CEO and President of the Company. The Compensation Committee and management of the Company viewed these awards as appropriate to (i) motivate management to increase shareholder value, and (ii) maintain compensation at market competitive levels. These awards vest in three equal increments on each of the second, third and fourth anniversary of the date of the grant. The exercise price of the options was $25.50 for the February 2008 grants and $28.30 for the May 2008 grants, representing in each case the closing price of the Company's common stock on the date of the grant.

Retirement Plans. Our executive officers participate in the same retirement plans on the same terms as provided to most of our salaried employees. These plans consist of a 401(k) savings plan and the ESOP. The 401(k) plan permits participants to make pre-tax salary contributions up to the maximum amount permitted under the Code, and the Company makes a 100% matching contribution up to the first 2% of the participant's compensation. From time to time, the Company contributes shares of Common Stock (or funds to purchase shares of Common Stock) to the ESOP, which are allocated among participants based upon their compensation for the year.

Perquisites. We provide a limited number of perquisites, without tax gross-ups, to our executive officers. One such perquisite is a split dollar life insurance arrangement under which certain executives are entitled to payments upon retirement on or after age 65 or death. See "Nonqualified Deferred Compensation Life Insurance Agreements" below. The Summary Compensation Table contains an itemized disclosure of certain perquisites to our named executive officers.

Other Benefits. We also provide certain benefits to substantially all salaried employees. These include health and welfare benefits, disability and life insurance, education and tuition reimbursement and an employee assistance program.

Employment Agreements

The Company signed employment agreements with both Scott Rudolph and Harvey Kamil, effective March 1, 2008. Under the agreement with Mr. Rudolph, Mr. Rudolph serves as Chairman of the Board and CEO of the Company. Under the agreement with Mr. Kamil, Mr. Kamil serves as President/CFO of the Company. The term of the agreements is three years, subject to automatic annual extensions, unless either party provided specified notice to the contrary.

The agreements also provide for (i) a base salary of $925,000 per year and of $600,000 per year for Rudolph and Kamil, respectively (in each case, subject to increase upon annual review, but in no event shall the increase over the prior year's base salary be less than the percentage increase in the Consumer Price Index), (ii) the opportunity to receive an annual bonus, payable in cash, with a target amount of 100% of the executive's base salary and a maximum of 200% of the executive's base salary, (iii) an opportunity to receive stock-based awards as determined by the Compensation Committee, (iv) the right to participate in all health insurance and similar benefit plans and programs maintained by the Company, and to receive such other employment benefits as the Company may provide,

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(5) Includes a $24,000 car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, and the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below.

(6) Includes an $18,655 car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, and the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below.

(7) Includes a car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, and the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below.

(8) Includes a car allowance, amounts contributed by the Company to the ESOP, and the Company's matching contribution under the 401(k) plan.

(9) Includes a car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below, and country club fees of $31,000 and $29,000, for the 2008 Fiscal Year and the 2007 Fiscal Year, respectively.

Grants of Plan-Based Awards

The following table sets forth the grants of plan-based awards to our named executive officers during the 2008 Fiscal Year.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards*			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock Option Awards
Name	**Grant Date**	**Threshold**	**Target**	**Maximum**	**(#)**	**($/Sh)**	**
Scott Rudolph	2/25/2008	—	$925,000	$1,850,000			
	2/1/2008				150,000	$25.50	$2,515,500
Harvey Kamil	2/25/2008	—	600,000	1,200,000			
	2/1/2008				100,000	25.50	1,314,000
James P. Flaherty	2/1/2008	—	—	—	30,000	25.50	394,200
John D. Leahy	2/1/2008	—	—	—	30,000	25.50	394,200
Hans Lindgren	2/1/2008	—	—	—	30,000	25.50	394,200

* Amounts in these columns represent possible payouts under the Executive Bonus Plan. No payments were earned or paid under the Executive Bonus Plan with respect to the 2008 Fiscal Year because the plan goals were not achieved. See "Compensation Discussion and Analysis" above for a further discussion of the Executive Bonus Plan.

** Amounts shown represent the compensation expense, based on the Black-Scholes option-pricing model, the Company incurred relating to option awards granted to named executive officers during the 2008 Fiscal Year, determined under FAS 123(R). These amounts were calculated using the following assumptions: (a) for grants to Scott Rudolph, a 9.18 year expected term, a 54.78% volatility, a 3.56% risk-free rate, and a 0% dividend yield; and (b) for grants to the other four officers listed, a 6.45 year expected term, a 48.30% volatility, a 3.71% risk-free rate, and a 0% dividend yield. These options vest in three equal increments on each of the second, third and fourth anniversary of the date of grant.

Bonus Plan"). Under the Executive Bonus Plan, the Compensation Committee established performance goals for the 2008 Fiscal Year and designated Messrs. Rudolph and Kamil as participants in the Executive Bonus Plan for that period. The maximum bonus payable under the Executive Bonus Plan upon achievement of the performance goals was 200% of a participant's annual base salary on October 1, 2007. The Compensation Committee had discretion to reduce the bonus to reflect additional factors it considered appropriate. The target bonus under the Executive Bonus Plan for the 2008 Fiscal Year was 100% of the participant's annual base salary on October 1, 2007.

Equity-Based Awards. In February and May 2008, the Compensation Committee granted a total of 957,000 stock option awards to over 100 members of management and directors of the Company. These awards were granted in consultation with Compensation Committee professional advisors and with input and recommendation from the CEO and President of the Company. The Compensation Committee and management of the Company viewed these awards as appropriate to (i) motivate management to increase shareholder value, and (ii) maintain compensation at market competitive levels. These awards vest in three equal increments on each of the second, third and fourth anniversary of the date of the grant. The exercise price of the options was $25.50 for the February 2008 grants and $28.30 for the May 2008 grants, representing in each case the closing price of the Company's common stock on the date of the grant.

Retirement Plans. Our executive officers participate in the same retirement plans on the same terms as provided to most of our salaried employees. These plans consist of a 401(k) savings plan and the ESOP. The 401(k) plan permits participants to make pre-tax salary contributions up to the maximum amount permitted under the Code, and the Company makes a 100% matching contribution up to the first 2% of the participant's compensation. From time to time, the Company contributes shares of Common Stock (or funds to purchase shares of Common Stock) to the ESOP, which are allocated among participants based upon their compensation for the year.

Perquisites. We provide a limited number of perquisites, without tax gross-ups, to our executive officers. One such perquisite is a split dollar life insurance arrangement under which certain executives are entitled to payments upon retirement on or after age 65 or death. See "Nonqualified Deferred Compensation Life Insurance Agreements" below. The Summary Compensation Table contains an itemized disclosure of certain perquisites to our named executive officers.

Other Benefits. We also provide certain benefits to substantially all salaried employees. These include health and welfare benefits, disability and life insurance, education and tuition reimbursement and an employee assistance program.

Employment Agreements

The Company signed employment agreements with both Scott Rudolph and Harvey Kamil, effective March 1, 2008. Under the agreement with Mr. Rudolph, Mr. Rudolph serves as Chairman of the Board and CEO of the Company. Under the agreement with Mr. Kamil, Mr. Kamil serves as President/CFO of the Company. The term of the agreements is three years, subject to automatic annual extensions, unless either party provided specified notice to the contrary.

The agreements also provide for (i) a base salary of $925,000 per year and of $600,000 per year for Rudolph and Kamil, respectively (in each case, subject to increase upon annual review, but in no event shall the increase over the prior year's base salary be less than the percentage increase in the Consumer Price Index), (ii) the opportunity to receive an annual bonus, payable in cash, with a target amount of 100% of the executive's base salary and a maximum of 200% of the executive's base salary, (iii) an opportunity to receive stock-based awards as determined by the Compensation Committee, (iv) the right to participate in all health insurance and similar benefit plans and programs maintained by the Company, and to receive such other employment benefits as the Company may provide, including a Company-leased car at a maximum rental cost to the Company of $2,500 per month for Mr. Rudolph and $2,000 per month for Mr. Kamil. The agreements also provide for gross-up payments should it be determined that any payment or distribution by the Company to or for the benefit of the executive would be subject to the excise tax imposed by Section 4999 of the Code. The agreements contain non-competition and non-solicitation provisions that apply during the term of the agreements and for a one-year period beyond their expiration.

For a discussion of amounts payable to each of these executives under their respective agreements in the event their employment were terminated, see "Potential Payments upon Termination or Change of Control" below.

Report of the Compensation Committee

The Compensation Committee of the Board reviewed and discussed the above Compensation Discussion and Analysis with management of the Company. Based on that review and discussion, we recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

By the Compensation Committee
Neil H. Koenig (Chairman)
Glenn Cohen
Aram G. Garabedian

Summary Compensation Table

The following table sets forth information concerning total compensation earned or paid to the CEO, the President/CFO and the other most highly compensated executive officers of the Company who served in such capacities as of September 30, 2008.

Name and Principal Position		Salary ($)*	Bonus (1)($)	Option Awards (2)($)	All Other Compensation ($)	Total ($)
Scott Rudolph	2008	$923,741	$1,150,000	$419,250	$64,639(3)	$2,557,630
Chairman of the Board and Chief Executive Officer	2007	853,391	1,250,000	—	93,099(4)	2,196,490
Harvey Kamil	2008	597,718	650,000	219,000	47,146(5)	1,513,864
President and Chief Financial Officer	2007	477,899	650,000	—	43,349(6)	1,171,248
James P. Flaherty	2008	291,679	155,000	65,700	19,233(7)	531,612
Sr. Vice President-Marketing and Advertising	2007	277,725	155,000	—	20,781(7)	453,506
John D. Leahy	2008	360,731	380,000	65,700	9,233(8)	815,664
Sr. Vice President-Wholesale Business	2007	281,346	129,010	—	10,781(8)	421,137
Hans Lindgren	2008	325,000	225,000	65,700	50,438(9)	666,138
Sr. Vice President-Operations and Corporate Secretary	2007	318,866	190,000	—	46,752(9)	555,618

* The amount of salary varies slightly from the base compensation listed under "Executive Compensation" above because payroll periods span more than one fiscal year, and the 2008 Fiscal Year salary amount reflects one week's pay at the prior year's base salary rate.

(1) Bonus amounts shown for 2008 are the bonuses paid during the 2008 Fiscal Year for services rendered during the 2007 Fiscal Year (with the exception of Mr. Lindgren, whose bonus was paid in October 2008). Likewise, bonus amounts shown for 2007 are the bonuses paid for services rendered during the prior fiscal year. The bonuses, if any, to be paid during the 2009 Fiscal Year for services rendered during the 2008 Fiscal Year have not yet been determined or paid. The Company expects such bonuses, if any, to be determined during the second fiscal quarter of 2009, and the Company will report those amounts on a Current Report on Form 8-K at that time. Bonuses for the 2007 Fiscal Year were used in determining the Company's most highly compensated executive officers for whom compensation disclosure is given in this table.

(2) Amounts shown represent the compensation expense, based on the Black-Scholes option-pricing model, the Company incurred relating to option awards granted to named executive officers during the 2008 Fiscal Year, determined under FAS 123(R). These amounts were calculated using the following assumptions: (a) for grants to Scott Rudolph, a 9.18 year expected term, a 54.78% volatility, a 3.56% risk-free rate, and a 0% dividend yield; and (b) for grants to the other four officers listed, a 6.45 year expected term, a 48.30% volatility, a 3.71% risk-free rate, and a 0% dividend yield.

(3) Includes $2,142 related to the use and maintenance of corporate aircraft (calculated on the basis of the incremental cost of such use to the Company), a $30,000 car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, and the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below.

(4) Includes $36,371 related to the use and maintenance of corporate aircraft (calculated on the basis of the incremental cost of such use to the Company), a $23,000 car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, and the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below.

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(5) Includes a $24,000 car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, and the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below.

(6) Includes an $18,655 car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, and the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below.

(7) Includes a car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, and the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below.

(8) Includes a car allowance, amounts contributed by the Company to the ESOP, and the Company's matching contribution under the 401(k) plan.

(9) Includes a car allowance, amounts contributed by the Company to the ESOP, the Company's matching contribution under the 401(k) plan, the Company's payment of life insurance premiums as described under "Nonqualified Deferred Compensation Life Insurance Agreements" below, and country club fees of $31,000 and $29,000, for the 2008 Fiscal Year and the 2007 Fiscal Year, respectively.

Grants of Plan-Based Awards

The following table sets forth the grants of plan-based awards to our named executive officers during the 2008 Fiscal Year.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards*			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock Option Awards
Name	**Grant Date**	**Threshold**	**Target**	**Maximum**	**(#)**	**($/Sh)**	**
Scott Rudolph	2/25/2008	—	$925,000	$1,850,000			
	2/1/2008				150,000	$25.50	$2,515,500
Harvey Kamil	2/25/2008	—	600,000	1,200,000			
	2/1/2008				100,000	25.50	1,314,000
James P. Flaherty	2/1/2008	—	—	—	30,000	25.50	394,200
John D. Leahy	2/1/2008	—	—	—	30,000	25.50	394,200
Hans Lindgren	2/1/2008	—	—	—	30,000	25.50	394,200

* Amounts in these columns represent possible payouts under the Executive Bonus Plan. No payments were earned or paid under the Executive Bonus Plan with respect to the 2008 Fiscal Year because the plan goals were not achieved. See "Compensation Discussion and Analysis" above for a further discussion of the Executive Bonus Plan.

** Amounts shown represent the compensation expense, based on the Black-Scholes option-pricing model, the Company incurred relating to option awards granted to named executive officers during the 2008 Fiscal Year, determined under FAS 123(R). These amounts were calculated using the following assumptions: (a) for grants to Scott Rudolph, a 9.18 year expected term, a 54.78% volatility, a 3.56% risk-free rate, and a 0% dividend yield; and (b) for grants to the other four officers listed, a 6.45 year expected term, a 48.30% volatility, a 3.71% risk-free rate, and a 0% dividend yield. These options vest in three equal increments on each of the second, third and fourth anniversary of the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the outstanding equity-based awards that were held by our named executive officers as of September 30, 2008.

Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Options(#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price($)	Option Vesting Date	Option Expiration Date
Scott Rudolph	260,000	—	—	$ 4.7500		4/28/2009
	1,000,000	—	—	5.8750		8/9/2010
	500,000	—	—	5.4687		2/1/2011
		150,000	—	25.5000	2/1/2010*	2/1/2018
Harvey Kamil	250,000	—	—	5.8750		8/9/2010
	106,715	—	—	5.4687		2/1/2011
	—	100,000	—	25.5000	2/1/2010*	2/1/2018
James P. Flaherty	—	30,000	—	25.5000	2/1/2010*	2/1/2018
John D. Leahy	—	30,000	—	25.5000	2/1/2010*	2/1/2018
Hans Lindgren	—	30,000	—	25.5000	2/1/2010*	2/1/2018

* Each option is exercisable in three equal annual installments beginning on the second anniversary of the date of grant. The date shown in this column reflects the first vesting date.

Option Exercises and Stock Vested

The following table gives information for options exercised in the 2008 Fiscal Year and stock awards that vested in the 2008 Fiscal Year for our named executive officers.

	Option Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)*
Scott Rudolph	1,050,000	$26,248,950
Harvey Kamil	68,285	$ 1,463,689
James P. Flaherty	—	—
John D. Leahy	—	—
Hans Lindgren	—	—

* Represents the difference between (i) the closing price of the Common Stock on the date the options were exercised, and (ii) the exercise price of the options exercised.

Pension Benefits

The Company does not maintain any tax-qualified defined benefit pension plans or supplemental executive retirement plans.

Nonqualified Deferred Compensation Life Insurance Agreements

The Company does not have traditional nonqualified deferred compensation arrangements with its executive officers. However, the Company has entered into deferred compensation life insurance agreements with certain employees, including certain named executive officers. Each agreement requires the Company to maintain a variable life insurance policy on the life of the officer.

Upon retirement on or after age 65, each agreement currently provides that the officer will be entitled to receive (i) the cash surrender value of the insurance policy maintained on his life, pursuant to the officer's previously made election (A) in a cash lump sum, or (B) in monthly installments to be paid over a period not to exceed 10 years, or (ii) the insurance policy. The cash surrender value of the policy will vary over time.

If the officer dies while employed by the Company, or retires and subsequently dies before receiving all the post-retirement payments, the officer's beneficiary will be entitled to receive a lump sum payment equal to the death benefit under the insurance policy in full discharge of all the Company's obligations under the deferred compensation agreement.

If the officer's employment with the Company is terminated involuntarily due to a permanent disability (as defined in the relevant deferred compensation life insurance agreement) before the officer's voluntary retirement from the Company, the officer will receive a lump sum payment equal to the cash surrender value of the insurance policy unless the officer elects that the Company transfer the policy to him, and such payment or transfer will fully discharge all the Company's obligations under the deferred compensation agreement.

The officer will not be entitled to any benefits under the deferred compensation agreement if his employment with the Company is terminated under circumstances other than as described above.

As of September 30, 2008 and September 30, 2007, the cash surrender value and death benefit under the variable life insurance policies maintained by the Company in connection with these agreements were as follows:

Named Executive Officer	September 30, 2007 Cash Surrender Value	September 30, 2008 Cash Surrender Value	Death Benefit
Scott Rudolph	$341,933	$265,622	$2,500,000
Harvey Kamil	199,932	151,757	810,000
James P. Flaherty	98,121	95,412	375,000
John D. Leahy*	—	—	—
Hans Lindgren	133,646	104,080	725,000

* Mr. Leahy does not have a deferred compensation life insurance agreement.

Potential Payments upon Termination or Change of Control

With the exception of Messrs. Rudolph and Kamil, all our executive officers are employed at-will. Although no other executive officers have employment agreements or severance or change of control agreements, options previously granted to executive officers (and other grantees) under our equity incentive plans will vest upon a change of control, as defined in those plans. Set forth below is an outline of what amounts would be due to each named executive officer if that executive's employment with the Company ended on September 30, 2008.

Scott Rudolph. If Mr. Rudolph was terminated without cause, or resigned for "good reason," as defined in his employment agreement, on September 30, 2008, then:

- Mr. Rudolph would have been entitled to receive a lump sum payment equal to $5,676,000, which is the sum of (x) $2,775,000 (representing three times his base salary of $925,000) and (y) $2,901,000 (representing three times $967,000, his average actual annual bonus over the three prior fiscal years);
- all Mr. Rudolph's health, hospitalization and similar benefits would have been continued for three years, valued at $74,124 for the three-year period;

- Mr. Rudolph's outstanding but unvested 150,000 stock options would vest immediately and remain exercisable for one year after such termination. This accelerated vesting is valued at $603,000, based on the difference between the $25.50 exercise price of his unvested options and the $29.52 closing price of our Common Stock on September 30, 2008; and
- if a subsequent change of control occurred and the severance payments were subject to the excise tax under Section 4999 of the Code, he would have been entitled to a gross-up payment for such excise tax.

Harvey Kamil. If Mr. Kamil was terminated without cause, or resigned for "good reason," as defined in his employment agreement, on September 30, 2008, then:

- Mr. Kamil would have been entitled to receive a lump sum payment equal to $3,450,000, which is the sum of (x) $1,800,000 (representing three times his base salary of $600,000) and (y) $1,650,000 (representing three times $550,000, his average actual annual bonus over the three prior fiscal years);
- all Mr. Kamil's health, hospitalization and similar benefits would have been continued for three years, valued at $29,556 for the three-year period;
- Mr. Kamil's outstanding but unvested 100,000 stock options would vest immediately and remain exercisable for one year after such termination. This accelerated vesting is valued at $402,000, based on the difference between the $25.50 exercise price of his unvested options and the $29.52 closing price of our Common Stock on September 30, 2008; and
- if a subsequent change of control occurred and the severance payments were subject to the excise tax under Section 4999 of the Code, he would have been entitled to a gross-up payment for such excise tax.

Other Named Executive Officers. None of our other named executive officers have employment agreements with the Company or other agreements that require cash payments in connection with a termination of employment (other than in the event of the executive's death or disability) or a change in control of the Company. However, under the terms of our existing equity incentive plans, any unvested options held by such executive officers would automatically vest upon a change in control, as defined under those plans. The value of such an accelerated vesting, if it happened on September 30, 2008, based on the difference between the exercise price of unvested options and the closing price of our Common Stock on that date, would have been $120,600 for each of Messrs. Flaherty, Leahy and Lindgren.

Please refer to the table under "Nonqualified Deferred Compensation Life Insurance Agreements" above for a description of payments that may be made to our named executive officers in the event of the termination of their employment due to death or disability under certain deferred compensation life insurance agreements.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Company's executive officers, all of whom are U.S. citizens, except for Hans Lindgren, who is a Swedish citizen, and their ages as of January 6, 2009, are as follows:

Name	Age	Position	Commenced term of office as Officer
Scott Rudolph	51	Chairman of the Board and Chief Executive Officer	1986
Harvey Kamil	64	President and Chief Financial Officer	1982
James P. Flaherty	50	Senior Vice President–Marketing and Advertising	1988
John D. Leahy	55	Senior Vice President–Wholesale Business	2008
Hans Lindgren	48	Senior Vice President–Operations and Corporate Secretary	2008
Glenn Schneider	39	Senior Vice President–Assistant to the CEO	2009

Certain information regarding Messrs. Kamil, Flaherty, Leahy, Lindgren and Schneider, including each of their principal occupations during the past five years and current directorships, is set forth below. See "Information as to Directors Continuing in Office" above for additional information regarding Mr. Rudolph. Unless indicated otherwise, all executive officers have had the indicated principal occupations for the past five years.

Harvey Kamil is the President and Chief Financial Officer of the Company. He serves on the Board of Directors of the Council for Responsible Nutrition and on the Board of Directors of the National Nutritional Food Association. He joined the Company in 1982.

James P. Flaherty is the Senior Vice President–Marketing and Advertising. He joined the Company in 1979.

John D. Leahy is the Senior Vice President–Wholesale Business, effective January 1, 2008. He has been involved in the Company's Wholesale and International operations since joining the Company in July 2006. Before joining the Company, Mr. Leahy was President–International/Corporate Sales Division of Playtex Products, Inc., where he worked for 23 years.

Hans Lindgren is the Senior Vice President–Operations and Corporate Secretary, effective January 1, 2008. He has been involved in various aspects of the Company's operations since joining the Company in 1992. Mr. Lindgren is Scott Rudolph's brother-in-law.

Glenn Schneider is Senior Vice President–Assistant to the Chief Executive Officer of the Company, effective January 1, 2009. He has been involved in the Company in various aspects of marketing, advertising and product development since he joined the Company in 2000.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the Audit Committee with respect to the Company's audited financial statements for the 2008 Fiscal Year.

The Audit Committee has reviewed and discussed the Company's audited financial statements for the 2008 Fiscal Year with management. The Audit Committee also has discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accountants for the 2008 Fiscal Year, the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as modified or supplemented, which includes, among other items, matters related to the conduct of the audit of the Company's financial statements. The Audit Committee also has received written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding

PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from the Company.

The Audit Committee acts pursuant to the Audit Committee Charter. Each member of the Audit Committee qualifies as an "independent" Director under the current listing standards of the NYSE, where the Common Stock is listed.

Based on the review and discussion referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the 2008 Fiscal Year for filing with the SEC.

AUDIT COMMITTEE
Michael L. Ashner, *Chairman*
Neil H. Koenig
Peter J. White

PROPOSAL 2

APPROVAL OF NBTY, INC. 2009 EQUITY AWARDS PLAN

The stockholders are being asked to approve the NBTY, Inc. 2009 Equity Awards Plan (the "2009 Plan"). The 2009 Plan has been approved by the Board and the Compensation Committee, in each case, subject to approval by stockholders. The Summary of the 2009 Plan set forth below is qualified in its entirety by reference to the text of the 2009 Plan, which is included as Appendix 1 to this Proxy Statement.

Summary of the 2009 Plan

Purpose

The purpose of the 2009 Plan is to attract, retain and motivate officers, directors and key employees (including prospective employees), consultants and others who may perform services for the Company, to compensate them for their contributions to the long-term growth and profits of the Company and to encourage them to acquire a proprietary interest in the success of the Company. We believe that equity incentives motivate performance and provide an effective means of recognizing employee contributions to our success. We also believe that equity incentives align the interests of our employees with the interests of our stockholders—when we perform well, that performance is reflected in our stock price, and our employees are rewarded along with other stockholders. Equity incentives also benefit us in a number of other ways. For example, they can be used to tie compensation closely to our performance; they may conserve cash; stock options produce no dilution to earnings per share without an increase in the stock price that benefits stockholders generally; the exercise of options increases our capital; and we are entitled to tax deductions in connection with certain equity awards.

The Board's adoption of the 2009 Plan is subject to the approval of the stockholders. Approval will allow us to grant a wider variety of equity-based compensation awards.

Eligibility

Approximately 13,760 employees of the Company and its consolidated subsidiaries, the seven directors of the Company, and consultants to the Company and its consolidated subsidiaries, are eligible to receive awards under the 2009 Plan.

Shares Available

Subject to adjustment as described below, the total number of shares of Common Stock that may be granted under the 2009 Plan is 2,500,000 shares. In addition to these shares, 1,451,000 shares of Common Stock are currently available for grant under our existing equity plans, which our stockholders previously approved.

Administration

The Compensation Committee will administer the 2009 Plan, unless the Board, in its sole discretion, elects to administer the 2009 Plan directly. The Compensation Committee will have the authority in its sole discretion to, among other things, (i) grant awards and determine who will receive awards, when such awards will be granted and the terms of such awards, including setting forth provisions with regard to termination of employment, (ii) construe, interpret and implement the 2009 Plan and all award agreements, and (iii) make all determinations necessary or advisable in administering the 2009 Plan.

Awards

Each award granted under the 2009 Plan will be evidenced by an award agreement that will contain such provisions and conditions as the Compensation Committee deems appropriate. The following types of awards may be granted under the 2009 Plan on a stand-alone, combination or tandem basis.

Stock Options. Stock options give the grantee the right to purchase a specified number of shares of Common Stock at a fixed exercise price for a specified period of time. The exercise price of stock options granted under the 2009 Plan shall not be less than the fair market value (or, in the case of an incentive stock option granted to a holder of greater than 10% of the Common Stock, 110% of the fair market value) of a share of Common Stock on the date of grant and the term of each option may not exceed ten years (or, in the case of an incentive stock option granted to a holder of greater than 10% of the Common Stock, five years) from the date of grant. On January 6, 2009, the fair market value of a share of Common Stock was $16.11, based on the closing price on that date. Other than in connection with an adjustment, as described below, repricing of stock options granted under the 2009 Plan is not permitted without stockholder approval.

On the date of grant, the Compensation Committee will determine whether all or any part of the stock option granted will be a non-qualified stock option or an incentive stock option and the number of shares subject to such option.

The maximum number of shares of Common Stock with respect to which stock options may be granted to any individual during any fiscal year is 150,000 shares, subject to adjustment as described below.

Stock Appreciation Rights. A stock appreciation right ("SAR") is a right to receive shares of Common Stock with a value equal to (a) the excess of (i) the fair market value of a share of Common Stock on the exercise date over (ii) the exercise price of the SAR, multiplied by (b) the number of SARs that are being exercised. The exercise price of a SAR may not be less than the fair market value of a share of Common Stock on the date of grant. The term of each SAR may not exceed ten years from the date of grant. Other than in connection with an adjustment, as described below, repricing of SARs granted under the 2009 Plan is not permitted without stockholder approval. The maximum number of shares of Common Stock with respect to which SARs may be granted to any individual during any fiscal year is 150,000 shares, subject to adjustment as described below.

Restricted Shares. Restricted shares are actual shares of Common Stock, which are granted subject to restrictions on transfer. Unless the Compensation Committee determines otherwise in an award agreement, during the period of restriction, all ordinary cash dividends paid upon any restricted share will be retained by the Company for the account of the relevant grantee. Such dividends will revert back to the Company if for any reason the restricted share upon which such dividends were paid reverts back to the Company. Upon the expiration of the period of restriction, all such dividends made on such restricted share and retained by the Company will be paid to the relevant grantee. Unless the applicable award agreement provides otherwise, extraordinary dividends, additional shares and other property distributed to the grantee in respect of restricted shares, as dividends or otherwise, will be subject to the same restrictions applicable to such restricted shares.

Restricted Stock Units. A restricted stock unit confers upon a grantee the right to receive, upon vesting, one share of Common Stock, or cash or other securities or property equal in value to a share of Common Stock, or a combination thereof, as specified by the Compensation Committee. A grantee of a restricted stock unit will have only the rights of a general unsecured creditor of the Company until delivery of shares of Common Stock, cash or other securities or property is made as specified in the applicable award agreement.

Other Common Stock-based Awards. The Compensation Committee may grant other types of equity-based or equity-related awards in such amounts and subject to such terms and conditions as the Compensation Committee may determine. The Compensation Committee may include in any award agreement with respect to any award (other than an award of a nonqualified stock option or a stock appreciation right) a dividend equivalent right entitling the grantee to receive amounts equal to all or any portion of the regular cash dividends that would be paid on the shares of Common Stock covered by such award if such shares had been delivered pursuant to such award.

Repayment if Conditions Not Met

The 2009 Plan provides, with respect to each form of award described above, that if all terms and conditions of the 2009 Plan and the relevant award agreement with respect to vested or exercised awards are not satisfied, then the grantee will be obligated to pay the Company, upon demand, an amount equal to the fair market value of the shares that have become vested or been delivered (in the case of restricted shares and restricted stock units) or the excess of the fair market value of the shares subject to the award, determined at the time of exercise, over the exercise price thereof (in the case of stock options and SARs).

Adjustments

The Compensation Committee will adjust the number of shares of Common Stock available for issuance under the 2009 Plan, the maximum number of shares that may be granted to any person during a fiscal year, and the terms of any outstanding awards (including the number of shares covered by any outstanding award and the exercise or strike price per share thereof), in each case in such manner that it deems appropriate for any increase or decrease in the number of issued shares of Common Stock resulting from any recapitalization, stock split, reverse stock split, stock dividend, spin-off, split-up, combination, reclassification or exchange of shares of Common Stock, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares of Common Stock.

Change in Control

The 2009 Plan provides that, unless otherwise provided in the applicable award agreement, in the event of a change in control (as defined in the 2009 Plan), any outstanding awards then held by a grantee which are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of the date of such change in control. In the event of a change in control, the Compensation Committee may (i) cancel awards granted under the 2009 Plan for fair value; (ii) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the 2009 Plan; or (iii) provide that for a period of at least 20 days prior to the change in control, any stock options or SARs will be exercisable as to all shares of common stock subject thereto and that stock options and SARs not exercised prior to the consummation of the change in control will terminate and be of no further force and effect as of the consummation of the change in control.

Amendments and Terminations

Unless otherwise provided in the 2009 Plan or in an award agreement, the Board, from time to time, may suspend, discontinue, revise or amend the 2009 Plan in any respect whatever, including in any manner that adversely affects the rights, duties or obligations of award recipients. Unless otherwise determined by the Board, stockholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency.

U.S. Federal Income Tax Considerations

The following discussion briefly summarizes the U.S. federal income tax consequences generally arising with respect to awards under the 2009 Plan. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences. A participant in the 2009 Plan should consult his or her own tax advisor with respect to the specific federal, state, local and other tax consequences of participation in the 2009 Plan.

Stock Options. No income is recognized by a recipient of non-qualified or incentive stock option upon the grant of the option. Upon exercise of a non-qualified option, compensation taxable as ordinary income (and subject to tax withholding) will be realized by the recipient in an amount equal to the excess of the fair market value of the shares on the date of the exercise over the exercise price, and the Company will be entitled to a corresponding deduction. A subsequent sale of shares received upon exercise of a non-qualified option will result in capital gain or loss measured by the difference between (i) the exercise price, increased by any compensation recognized by the recipient upon exercise of the option, and (ii) the amount realized on the subsequent sale. Capital gain or loss will be long-term or short-term depending on how long the shares were held from the date the option was exercised. The Company will not be entitled to any deduction with respect to the amount recognized by the recipient as capital gain. A recipient will not recognize any income (except for purposes of the alternative minimum tax) upon the exercise of an incentive stock option. If shares acquired by exercise of an incentive stock option are held two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be treated as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, such shares are disposed of within such one or two year periods, then, in the year of such disposition, the recipient will recognize compensation taxable as ordinary income equal to the excess of (A) the lesser of either (i) the amount realized upon such disposition or (ii) the fair market value of such shares on the date of exercise, over (B) the exercise price, and the Company will be entitled to a corresponding deduction. The recipient also will be subject to capital gain tax on the excess, if any, of the amount realized on such disposition over the fair market value of the shares on the date of exercise.

Stock-Settled SARs. A recipient of stock-settled SARs will not recognize any taxable income upon the grant of the SARs. Upon exercise, the participant will recognize compensation taxable as ordinary income, subject to income withholding, and the Company will be entitled to a corresponding deduction. A subsequent sale of those shares will result in capital gain or loss measured by the difference between (i) the amount of compensation recognized by the recipient upon exercise of the stock appreciation right and (ii) the amount realized on the subsequent sale. Capital gain or loss will be long-term or short-term depending on how long the shares were held from the date the stock appreciation right was exercised. The Company will not be entitled to any deduction with respect to the amount recognized by the recipient as capital gain.

Restricted Shares. A recipient of restricted shares that are subject to restrictions that constitute a substantial risk of forfeiture generally will be subject to tax at ordinary income rates at the time the restrictions on the restricted shares lapse in an amount equal to the excess of the fair market value of the shares at that time over the amount, if any, paid for the shares. However, the recipient may make an election to be taxed at the time the restricted shares are granted (an "83(b) election"). If an 83(b) election is made, the recipient will recognize taxable compensation income, subject to tax withholding, on the date of grant equal to the excess of the fair market value of the shares at that time over the amount, if any, paid for the shares as if there were no restrictions. The amount of ordinary income recognized by a recipient of restricted shares generally is deductible by the Company as a compensation expense, except to the extent the deduction limits of Section 162(m) of the Code, apply. If the shares subject to an 83(b) election are subsequently forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes for the ordinary income recognized by the recipient with respect to the forfeited shares. If the terms of an award agreement provide that a recipient of restricted shares will have the right to receive dividends, the amount of any cash dividends paid on restricted shares for which an 83(b) election has not been made and before the restrictions lapse will be treated as compensation taxable as ordinary income, rather than dividend income, and the Company will be entitled to a corresponding deduction.

A subsequent sale of shares previously subject to restrictions that constitute a substantial risk of forfeiture will result in capital gain or loss measured by the difference between (i) the sum of the amount, if any, paid for the shares plus the amount of any compensation recognized by the recipient upon expiration or satisfaction of the restrictions, or if an 83(b) election was made, at the time of grant and (ii) the amount realized on the subsequent sale. Capital gain or loss will be long-term or short-term depending on how long the shares were held. The holding period to determine whether the recipient has long-term or short-term capital gain or loss begins when the restriction period expires, or if an 83(b) election was made, on the date of the grant. The Company will not be entitled to any deduction with respect to the amount recognized by the recipient as capital gain.

Restricted Stock Units. A recipient of restricted stock units generally will be subject to tax at ordinary income rates at the time the units are settled in an amount equal to the excess of the sum of the cash and the fair market value of the shares distributed at that time over the amount, if any, paid for the shares. Such excess amount is generally deductible by the Company as a compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply. A subsequent sale of shares received upon settlement of any restricted units will result in capital gain or loss measured by the difference between (i) the sum of the amount, if any, paid for the shares plus the amount of any compensation recognized by the recipient upon settlement of the units and (ii) the amount realized on the subsequent sale. Capital gain or loss will be long-term or short-term depending on how long the shares were held from the date the units were settled. The Company will not be entitled to any deduction with respect to the amount recognized by the recipient as capital gain.

Other Common Stock-based Awards. The federal income tax consequences of other Common Stock-based awards will depend on how the awards are structured.

Section 162(m) of the Code. Section 162(m) of the Code generally limits to $1 million the amount that a publicly held corporation can deduct each year for the compensation paid to each of the corporation's chief executive officer and the corporation's three most highly compensated executive officers other than the chief executive officer and the chief financial officer. However, "performance-based" compensation is not subject to the $1 million deduction limit. To qualify as performance-based compensation, the following requirements must be satisfied: (i) the compensation must be subject to achievement of performance goals established by a committee consisting solely of two or more "outside directors," (ii) the material terms under which the compensation is to be paid, including the performance goals, are approved by a majority of the corporation's stockholders and (iii) the committee certifies that the applicable performance goals were satisfied before payment of any performance-based compensation is made. It is intended that the Compensation Committee will consist solely of "outside directors" as defined for purposes of Section 162(m) of the Code. As a result, and based on certain proposed regulations issued by the U.S. Department of the Treasury, certain compensation under the 2009 Plan, such as that payable with respect to options and SARs and other performance-based awards, is not expected to be subject to the $1 million deduction limit, but other compensation payable under the 2009 Plan, such as any restricted stock award which is not subject to a performance condition to vesting, would be subject to such limit.

The discussion set forth above is a brief overview of certain United States federal income tax consequences of awards made under the 2009 Plan. This overview should not be relied upon as being a complete description of the applicable United States federal income tax consequences. In addition, this overview does not address the state, local, foreign or other tax aspects of awards made under the 2009 Plan or the effect on such awards of Section 409A of the Code.

New Plan Benefits

As of the date of this Proxy Statement, no awards have been made under the 2009 Plan. The amount of awards to be made under the 2009 Plan is not presently determinable.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our existing compensation plans as of September 30, 2008 (shares in thousands).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders	3,231	$11.53	1,451
Equity compensation plans not approved by security holders .	—	—	—

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ADOPTION OF THE 2009 PLAN.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee has selected PricewaterhouseCoopers LLP to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending September 30, 2009. PricewaterhouseCoopers LLP has been the Company's independent registered public accountants since February 2006.

A representative of PricewaterhouseCoopers LLP will be present at the Meeting, will have an opportunity to make a statement if the representative so desires, and will be available to respond to appropriate questions from stockholders.

Audit Fees

PricewaterhouseCoopers LLP audit services during the 2008 Fiscal Year consisted of the examination of the Company's financial statements and services related to the Company's filings with the SEC. All fees paid to PricewaterhouseCoopers LLP and all services provided by PricewaterhouseCoopers LLP during the 2008 Fiscal Year were reviewed, considered for independence, and approved by the Audit Committee.

Aggregate fees billed to the Company for the 2008 Fiscal Year and the 2007 Fiscal Year represent the fees for services performed by PricewaterhouseCoopers LLP.

Type of Fee	Fiscal 2008	Fiscal 2007
Audit Fees	$2,686,000	$2,302,000
Audit Related Fees	90,000	0
Tax Fees	136,000	113,000
All Other Fees	10,000	35,000
	$2,922,000	$2,450,000

Audit Fees

For the 2008 Fiscal Year, aggregate fees, including out-of-pocket expenses, were for professional services rendered in connection with (i) the integrated audit of the Company's consolidated financial statements and internal control over financial reporting as of and for the year ended September 30, 2008 and statutory audits of the financial statements of the Company's affiliates, and (ii) reviews of the Company's unaudited condensed consolidated interim financial statements as of December 31, 2007, March 31, 2008 and June 30, 2008.

For the 2007 Fiscal Year, aggregate fees, including out-of-pocket expenses, were for professional services rendered in connection with (i) the integrated audit of the Company's consolidated financial statements and internal control over financial reporting as of and for the year ended September 30, 2007, including statutory audits of the financial statements of the Company's affiliates, and (ii) reviews of the Company's unaudited condensed consolidated interim financial statements as of December 31, 2006, March 31, 2007 and June 30, 2007.

Audit-Related Fees

For the 2008 Fiscal Year, aggregate fees, including out-of-pocket expenses, were for professional services related to due diligence procedures in connection with acquisitions.

No audit-related fees were paid to PricewaterhouseCoopers LLP during the 2007 Fiscal Year.

Tax Fees

For the 2008 Fiscal Year, aggregate fees, including out-of-pocket expenses, were for professional services rendered in connection with tax compliance and advice for the year ended September 30, 2008. Tax services included U.S. and foreign tax compliance assistance, consultation and advice on various foreign tax matters.

For the 2007 Fiscal Year, aggregate fees, including out-of-pocket expenses, were for professional services rendered in connection with tax compliance and advice for the year ended September 30, 2007. Tax services included U.S. and foreign tax compliance assistance, consultation and advice on various foreign tax matters.

All Other Fees

For the 2008 Fiscal Year, aggregate fees were for accounting research software license fees.

For the 2007 Fiscal Year, aggregate fees, including out-of-pocket expenses were for professional services rendered in connection with litigation support.

Procedures for Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Charter for the Audit Committee provides that the Audit Committee pre-approve, on an annual basis, the audit, audit-related, tax and other non-audit services to be rendered by the Company's accountants, based on historical information and anticipated requirements for the following fiscal year. The Audit Committee must pre-approve specific types or categories of engagements constituting audit, audit-related, tax and other non-audit services as well as the range of fee amounts corresponding to each such engagement. During the 2008 Fiscal Year, the Audit Committee approved all fees for audit, audit-related and tax services rendered to the Company under this policy.

Vote Required for Ratification of Appointment of Independent Auditors

Stockholder approval is not required for the appointment of PricewaterhouseCoopers LLP because the Audit Committee has the sole responsibility for selecting auditors. However, the appointment is being submitted for ratification at the Meeting. No determination has been made as to what action the Audit Committee will take if stockholders do not ratify the appointment.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act of 1934 (the "Exchange Act") requires the Company's Directors, executive officers, and persons who own more than 10% of the Common Stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Directors, executive officers and greater than 10% stockholders are required by the SEC regulations to furnish the Company with copies of all Forms 3, 4 and 5 they file with the SEC.

Based solely on the Company's review of the copies of the SEC filings it has received, or written representations from certain reporting persons that no Forms 5 were required for these persons, the Company believes that all its Directors, executive officers and greater than 10% beneficial owners complied with all filing requirements applicable to them with respect to the 2008 Fiscal Year.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

The Company has adopted a Code of Ethics for its directors, officers and employees, including its senior financial officers and CEO. The Code of Ethics is available on the Company's website, *www.nbty.com*. The Company also will provide a copy of the Code of Ethics to any person upon written request made to Irene Fisher, our General Counsel, at the Company's headquarters at 2100 Smithtown Avenue, Ronkonkoma, New York 11779. It is the Company's intention to disclose any waivers of, or amendments to, the Code of Ethics on its website, *www.nbty.com*.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Review, Approval or Ratification of Related Person Transactions

Our Code of Ethics requires our Directors, officers and employees to act in the best interests of the Company, regardless of personal relationships. To avoid actual or perceived conflicts of interests, the Board reviews transactions involving more than $120,000 and in which any of the following persons had, has, or will have, a direct or indirect material interest:

- any Director, nominee for Director, or executive officer;
- any person we know beneficially owns more than 5% of our Common Stock;
- any immediate family member of any Director, Director nominee, executive officer, or 5% beneficial owner; and
- any entity in which any such person is employed or has a 5% or greater beneficial interest, or of which any such person is a partner or principal (or holds a similar position).

The Board (excluding the interested Director, if any) is responsible to review and approve these transactions. The relationships disclosed under "Relationships and Transactions" below reflect renewals of long-standing relationships. Except as disclosed below, no transactions required review during the 2008 Fiscal Year, and no proposed transactions, are currently being considered.

The Board will approve only those transactions that are in, or are not inconsistent with, the best interests of the Company.

Relationships and Transactions

The Company has had, and in the future may continue to have, business transactions with individuals and firms affiliated with certain of the Company's Directors and executive officers. Each such transaction has been in the ordinary course of the Company's business.

During the 2008 Fiscal Year, the following transactions occurred:

- Gail Radvin, Inc., a corporation wholly-owned by Gail Radvin, received commissions from the Company totaling approximately $791,000 for sales in certain foreign countries. Gail Radvin is the sister of Arthur Rudolph, a Director of the Company, and the aunt of Scott Rudolph, Chairman and Chief Executive Officer of the Company.
- The Company paid $450,000 to Rudolph Management Associates, Inc., under the Consulting Agreement between the Company and Rudolph Management Associates, Inc. In addition, under the Consulting Agreement, Arthur Rudolph received certain health, hospitalization and similar benefits provided to executives of the Company (the aggregate value of these benefits was $34,147). Arthur Rudolph, a Director of the Company and the father of Scott Rudolph, is the President of Rudolph Management Associates, Inc. See "Compensation of Outside Directors" above.

- Certain members of the immediate families (as defined in Item 404 of Regulation S-K) of Arthur Rudolph and Scott Rudolph (each a Director of the Company) are employed by the Company. During the 2008 Fiscal Year, two immediate family members of Arthur and Scott Rudolph received aggregate compensation and fringe benefits from the Company totaling approximately $1,435,930 for services rendered by them as associates of the Company.
- One Vitamin World store leases approximately 1,500 square feet of retail space in a shopping mall that is owned by a partnership in which members of Mr. Garabedian's extended family have an aggregate 35% income interest. In addition, Mr. Garabedian serves as a co-managing partner of this shopping mall. The lease expires in October 2010. During the 2008 Fiscal Year, aggregate payments of base rent (approximately $75,000), additional rent (including a pro-rata portion of real estate taxes), and all other charges under this lease were approximately $127,000. In addition, Mr. Garabedian's son-in-law is a sales representative for the Company.

EXPENSES OF SOLICITATION

All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be borne by the Company. In addition to solicitation by use of the mails, proxies and voting instruments may be solicited by Directors, officers and associates of the Company in person or by internet, telephone or other means of communication. American Stock Transfer & Trust Company ("AST") is the Company's transfer agent, and as part of the Company's annual fee and services arrangement with AST, AST assists in the solicitation and distribution of proxies at no additional charge. AST will be reimbursed for its out-of-pocket expenses in connection with such services. The Company's Directors, officers and associates will not be compensated additionally, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with such solicitation. Arrangements also will be made with brokers, custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares held of record by such brokers, custodians, nominees and fiduciaries. The Company will reimburse such brokers, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

PROCEDURE FOR SUBMITTING STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in the Company's proxy statement and proxy, and for consideration at the next annual meeting of its stockholders, by submitting their proposals to the Company in a timely manner. To be so included for the next annual meeting, stockholder proposals must be received by the Company no later than September 18, 2009 and must otherwise comply with the requirements of Rule 14a-8. In addition, the Company's Amended and Restated By-Laws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in the Company's proxy statement, to be brought before an annual meeting of Stockholders. To be timely, stockholder's notice must be delivered to, or mailed by registered or certified mail, return receipt requested, and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days before the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that, if less than 70 days' notice or prior public disclosure of the date of the scheduled annual meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made. If a stockholder who has notified the Company of his or her intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his or her proposal at such meeting, the Company need not present the proposal for a vote at such meeting.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Meeting. If any other matters are properly brought before the Meeting, it is the intention of the persons named in the proxy to vote on such matters in accordance with their best judgment.

A copy of the Company's Annual Report on Form 10-K for the 2008 Fiscal Year, as filed with the Securities and Exchange Commission, is available to stockholders on our website, *www.nbty.com*, and also may be obtained by stockholders without charge by written request to Irene Fisher, our General Counsel, at the Company's headquarters at 2100 Smithtown Avenue, Ronkonkoma, New York 11779. It also is available, together with this Proxy Statement, at *www.proxyvote.com.*.

BY ORDER OF THE BOARD OF DIRECTORS,



Scott Rudolph
Chairman of the Board and
Chief Executive Officer

Ronkonkoma, New York
January 6, 2009

Appendix 1

NBTY, INC.

2009 Equity Awards Plan

Table of Contents

		Page
ARTICLE I GENERAL		1
1.1	Purpose	I-1
1.2	Definitions of Certain Terms	I-1
1.3	Administration	I-3
1.4	Persons Eligible for Awards	I-5
1.5	Types of Awards Under Plan	I-5
1.6	Shares of Common Stock Available for Awards	I-5
ARTICLE II AWARDS UNDER THE PLAN		I-6
2.1	Agreements Evidencing Awards	I-6
2.2	No Rights as a Stockholder	I-6
2.3	Options	I-6
2.4	Stock Appreciation Rights	I-8
2.5	Restricted Shares	I-9
2.6	Restricted Stock Units	I-9
2.7	Dividend Equivalent Rights	I-9
2.8	Other Stock-Based Awards	I-10
ARTICLE III MISCELLANEOUS		I-10
3.1	Amendment of the Plan	I-10
3.2	Tax Withholding	I-10
3.3	Required Consents and Legends	I-11
3.4	Right of Offset	I-11
3.5	Nonassignability; No Hedging	I-11
3.6	Change in Control	I-12
3.7	Right of Discharge Reserved	I-12
3.8	Nature of Payments	I-13
3.9	Non-Uniform Determinations	I-13
3.10	Other Payments or Awards	I-13
3.11	Plan Headings	I-13
3.12	Termination of Plan	I-13
3.13	Section 409A Payment Delay	I-14
3.14	Governing Law	I-14
3.15	Choice of Forum	I-14
3.16	Severability; Entire Agreement	I-14
3.17	Waiver of Claims	I-15
3.18	No Third Party Beneficiaries	I-15
3.19	Successors and Assigns of NBTY	I-15
3.20	Waiver of Jury Trial	I-15
3.21	Compliance with Section 409A of the Code	I-15
3.22	Date of Adoption, Approval of Stockholders and Effective Date	I-15

NBTY, INC.
2009 Equity Awards Plan

ARTICLE I GENERAL

1.1 Purpose

The purpose of the NBTY, Inc. 2009 Equity Awards Plan is to attract, retain and motivate officers, directors and key employees (including prospective employees), consultants and others who may perform services for the Company (as hereinafter defined), to compensate them for their contributions to the long-term growth and profits of the Company and to encourage them to acquire a proprietary interest in the success of the Company.

This 2009 Equity Awards Plan is in addition to the NBTY 2008 Stock Incentive Plan, the NBTY, Inc. Year 2002 Stock Option Plan, and the NBTY, Inc. Year 2000 Incentive Stock Option Plan (together, the "***Prior Plans***"). This 2009 Equity Awards Plan will not affect the terms or conditions of any stock option made under the Prior Plans.

1.2 Definitions of Certain Terms

For purposes of this 2009 Equity Awards Plan, the following terms have the meanings set forth below:

1.2.1 "***Award***" means an award made pursuant to the Plan.

1.2.2 "***Award Agreement***" means the written document by which each Award is evidenced, and which may, but need not be (as determined by the Committee) executed or acknowledged by a Grantee as a condition to receiving an Award or the benefits under an Award, and which sets forth the terms and provisions applicable to Awards granted under the Plan to such Grantee. Any reference herein to an agreement in writing will be deemed to include an electronic writing to the extent permitted by applicable law.

1.2.3 "***Board***" means the Board of Directors of NBTY.

1.2.4 "***Certificate***" means a stock certificate (or other appropriate document or evidence of ownership) representing shares of Common Stock.

1.2.5 "***Change in Control***" means the happening of any of the following:

(a) the members of the Board at the beginning of any consecutive twenty-four calendar month period, but not including any period prior to the Effective Date (the "***Incumbent Directors***"), cease for any reason other than due to death or such director's desire to not stand for re-election to the Board to constitute at least a majority of the members of the Board; provided that any director whose election, or nomination for election by NBTY's stockholders, was approved by a vote of at least a majority of the members of the Board then still in office who were members of the Board at the beginning of such twenty-four calendar month period will be deemed an Incumbent Director;

(b) any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), but excluding NBTY, any of its affiliates or any employee benefit plan of NBTY is or becomes after the Effective Date a "beneficial owner" (as such term is used in Section 13(d) and 14 of the Exchange Act) directly or indirectly of securities of NBTY (not including in the securities beneficially owned by such person any securities acquired directly from the Company) representing 25% or more of the combined voting power of the Company's then outstanding securities (the "***Company Voting Securities***"); *provided, however,* such event will not be deemed to be a Change in Control if it qualifies as a Non-Qualifying Transaction as defined in clause (c) below;

(c) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving NBTY or any of its subsidiaries that requires the approval of NBTY's stockholders, whether for such transaction or the issuance of securities in the transaction (a "***Business Combination***"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "***Surviving Corporation***"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting securities eligible to elect directors of the Surviving Corporation (the "***Parent Corporation***"), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above will be deemed to be a "***Non-Qualifying Transaction***"); or

(d) the stockholders of NBTY approve a plan of complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of NBTY's assets to a person that is not controlled by NBTY.

1.2.6 "***Code***" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto, and the applicable rulings and regulations thereunder.

1.2.7 "***Committee***" has the meaning set forth in *Section 1.3.1*.

1.2.8 "***Common Stock***" means the common stock of NBTY, par value $0.008 per share, and any other securities or property issued in exchange therefor or in lieu thereof pursuant to *Section 1.6.3*.

1.2.9 "***Company***" means NBTY and its consolidated subsidiaries.

1.2.10 "***Consent***" has the meaning set forth in *Section 3.3.2*.

1.2.11 "***Consultant***" means any individual, corporation, partnership, limited liability company or other entity that provides bona fide consulting or advisory services to the Company pursuant to a written agreement.

1.2.12 "***Covered Person***" has the meaning set forth in *Section 1.3.4*.

1.2.13 "***Customer***" means any customer or prospective customer of the Company to whom the Grantee provided services, or for whom the Grantee transacted business, or whose identity became known to the Grantee in connection with the Grantee's relationship with or employment by the Company.

1.2.14 "***Director***" means a member of the Board or a member of the board of directors of a consolidated subsidiary of NBTY.

1.2.15 "*Effective Date*" means February 27, 2009.

1.2.16 "*Employee*" means a regular, active employee and a prospective employee of the Company.

1.2.17 "*Employment*" means an Employee's performance of services for the Company, as determined by the Committee. The terms "employ" and "employed" will have their correlative meanings. The Committee in its sole discretion may determine (a) whether and when a Grantee's leave of absence results in a termination of Employment (for this purpose, unless the Committee determines otherwise, a Grantee will be treated as terminating Employment with the Company upon the occurrence of an Extended Absence), (b) whether and when a change in a Grantee's association with the Company results in a termination of Employment and (c) the impact, if any, of any such leave of absence or change in association on Awards theretofore made. Unless expressly provided otherwise, any references in the Plan or any Award Agreement to a Grantee's Employment being terminated will include both voluntary and involuntary terminations.

1.2.18 "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

1.2.19 "*Extended Absence*" means the Grantee's inability to perform for six continuous months, due to illness, injury or pregnancy-related complications, substantially all the essential duties of the Grantee's occupation, as determined by the Committee.

1.2.20 "*Fair Market Value*" means, with respect to a share of Common Stock on any day, the fair market value as determined in accordance with a valuation methodology approved by the Committee, unless determined as otherwise specified herein.

1.2.21 "*Grantee*" means an Employee, Director or Consultant who receives an Award.

1.2.22 "*Incentive Stock Option*" means a stock option to purchase shares of Common Stock that is intended to be an "incentive stock option" within the meaning of Sections 421 and 422 of the Code, as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is designated as an Incentive Stock Option in the applicable Award Agreement.

1.2.23 "*NBTY*" means NBTY, Inc., or a successor entity contemplated by *Section 3.6.*

1.2.24 "*Non-Qualified Stock Option*" means a stock option to purchase shares of Common Stock that is not an Incentive Stock Option.

1.2.25 "*Plan*" means this NBTY, Inc. 2009 Equity Awards Plan, as amended from time to time.

1.2.26 "*Plan Action*" will have the meaning set forth in *Section 3.3.1.*

1.2.27 "*Securities Act*" means the Securities Act of 1933, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

1.2.28 "*Ten Percent Stockholder*" means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of NBTY and of any subsidiary corporation of NBTY.

1.3 Administration

1.3.1 The Compensation and Stock Option Committee of the Board (as constituted from time to time, and including any successor committee, the "*Committee*") will administer the Plan. The Committee will have complete control over the administration of the Plan and will have the authority in its sole discretion to (a) exercise all of the powers granted to it under the Plan, (b) construe, interpret and implement the Plan and all Award Agreements, (c) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (d) make all determinations necessary or advisable in administering the Plan, (e) correct any defect, supply any omission and reconcile any inconsistency in the Plan, (f) amend the Plan to reflect changes in applicable law (whether or not the rights of the Grantee of any Award are adversely affected, unless otherwise provided in such Grantee's Award Agreement), (g) grant Awards and determine who will receive Awards, when such Awards will be granted and the terms of such Awards, including setting forth provisions with regard to termination of Employment, (h) unless otherwise provided in an Award Agreement, amend any outstanding Award Agreement in any respect, whether or not the rights of the Grantee of such Award are adversely affected, including, without limitation, to (1) accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised (and, in connection with such acceleration, the Committee may provide that any shares of Common Stock acquired pursuant to such Award will be restricted shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee's underlying Award), (2) accelerate the time or times at which shares of Common Stock are delivered under the Award (and, without limitation on the Committee's rights, in connection with such acceleration, the Committee may provide that any shares of Common Stock delivered pursuant to such Award will be restricted shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee's underlying Award), (3) waive or amend any goals, restrictions or conditions set forth in such Award Agreement, or impose new goals, restrictions and conditions or (4) reflect a change in the Grantee's circumstances (e.g., a change to part-time employment status or a change in position, duties or responsibilities) and (i) determine at any time whether, to what extent and under what circumstances and method or methods (1) Awards may be (A) settled in cash, shares of Common Stock, other securities, other Awards or other property (in which event, the Committee may specify what other effects such settlement will have on the Grantee's Award, including the effect on any repayment provisions under the Plan or Award Agreement), (B) exercised or (C) canceled, forfeited or suspended, (2) shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Grantee thereof or of the Committee, (3) to the extent permitted under applicable law, loans (whether or not secured by Common Stock) may be extended by the Company with respect to any Awards, (4) Awards may be settled by NBTY, any of its subsidiaries or affiliates or any of its or their designees and (5) the exercise price for any stock option (other than an Incentive Stock Option, unless the Committee determines that such a stock option will no longer constitute an Incentive Stock Option) or stock appreciation right may be reset.

1.3.2 Actions of the Committee may be taken by the vote of a majority of its members present at a meeting (which may be held telephonically). Any action may be taken by a written instrument signed by a majority of the Committee members, and action so taken will be fully as effective as if it had been taken by a vote at a meeting. The determination of the Committee on all matters relating to the Plan or any Award Agreement will be final, binding and conclusive. The Committee may allocate among its members and delegate to any person who is not a member of the Committee or to any administrative group within the Company, any of its powers, responsibilities or duties. In delegating its authority, the Committee will consider the extent to which any delegation may cause Awards to fail to be deductible under Section 162(m) of the Code or to fail to meet the requirements of Rule 16(b)-3(d)(1) or Rule 16(b)-3(e) under the Exchange Act.

1.3.3 Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board will have all of the authority and responsibility granted to the Committee herein.

1.3.4 No Director or Employee (each such person, a "***Covered Person***") will have any liability to any person (including any Grantee) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person will be indemnified and held harmless by NBTY against and from (a) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (b) any and all amounts paid by such Covered Person, with NBTY's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, *provided* that NBTY will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once NBTY gives notice of its intent to assume the defense, NBTY will have sole control over such defense with counsel of NBTY's choice. The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under NBTY's Restated Certificate of Incorporation or Amended and Restated Bylaws, as a matter of law, or otherwise, or any other power that NBTY may have to indemnify such persons or hold them harmless.

1.4 Persons Eligible for Awards

Awards under the Plan may be made to Employees, Directors and Consultants.

1.5 Types of Awards Under Plan

Awards may be made under the Plan in the form of any of the following, in each case in respect of Common Stock: (a) stock options, (b) stock appreciation rights, (c) restricted shares, (d) restricted stock units, (e) dividend equivalent rights and (f) other equity-based or equity-related Awards that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company.

1.6 Shares of Common Stock Available for Awards

1.6.1 ***Common Stock Subject to the Plan.*** Subject to the other provisions of this *Section 1.6*, the total number of shares of Common Stock that may be granted under the Plan is 2,500,000. Such shares of Common Stock may, in the discretion of the Committee, be either authorized but unissued shares or shares previously issued and reacquired by NBTY. Shares of Common Stock issued in connection with awards that are assumed, converted or substituted as a result of the Company's acquisition of another company (including by way of merger, combination or similar transaction) will not count against the number of shares that may be issued under the Plan.

1.6.2 ***Replacement of Shares.*** If any Award is forfeited, expires, terminates or otherwise lapses, in whole or in part, without the delivery of Common Stock, then the shares of Common Stock covered by such forfeited, expired, terminated or lapsed award will again be available for grant under the Plan. For the avoidance of doubt, the following will not again become available for issuance under the Plan: (A) any shares of Common Stock withheld in respect of taxes, (B) any shares tendered or withheld to pay the exercise price of stock options, (C) any shares repurchased by the Company from the optionee with the proceeds from the exercise of stock options and (D) any shares subject to stock appreciation rights but not issued on exercise as a result of the operation of *Section 2.4.4.*

1.6.3 *Adjustments.* The Committee will adjust the number of shares of Common Stock authorized pursuant to *Section 1.6.1*, adjust the individual Grantee limitations set forth in *Sections 2.3.1 and 2.4.1* and adjust the terms of any outstanding Awards (including, without limitation, the number of shares of Common Stock covered by each outstanding Award, the type of property to which the Award relates and the exercise or strike price of any Award), in such manner as it deems appropriate (including, without limitation, the cancellation of awards in exchange for such cash amount determined by the Committee) to prevent the enlargement or dilution of rights, or otherwise as it deems appropriate, for any increase or decrease in the number of issued shares of Common Stock (or issuance of shares of stock other than shares of Common Stock) resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, splitup, combination, reclassification or exchange of shares of Common Stock, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares of NBTY, including any extraordinary dividend or extraordinary distribution. After any adjustment made pursuant to this *Section 1.6.3*, the number of shares of Common Stock subject to each outstanding Award will be rounded down to the nearest whole number. Any adjustment to a Non-Qualified Stock Option or a stock appreciation right pursuant to this Section 1.6.3 will be made in accordance with Treasury Regulation § 1.409A-1(b)(5)(v)(D). Any adjustment to any Award by the Committee pursuant to this Section 1.6.3 will be final, binding and conclusive.

ARTICLE II AWARDS UNDER THE PLAN

2.1 Agreements Evidencing Awards

Each Award granted under the Plan will be evidenced by an Award Agreement that will contain such provisions and conditions as the Committee deems appropriate. Unless otherwise provided herein, the Committee may grant Awards in tandem with or in substitution for any other Award or Awards granted under the Plan or any award granted under any other plan of NBTY. By accepting an Award pursuant to the Plan, a Grantee thereby agrees that the Award will be subject to all of the terms and provisions of the Plan and the applicable Award Agreement.

2.2 No Rights as a Stockholder

No Grantee (or other person having rights pursuant to an Award) will have any of the rights of a stockholder of NBTY with respect to shares of Common Stock subject to an Award until the delivery of such shares. Except as otherwise provided in *Section 1.6.3*, no adjustments will be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, Common Stock, other securities or other property) for which the record date is before the date the Certificates for the shares are delivered.

2.3 Options

2.3.1 ***Grant.*** Stock options may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee may determine; *provided, however*, that the maximum number of shares of Common Stock as to which stock options may be granted under the Plan to any one individual in any one fiscal year may not exceed 150,000 shares (as adjusted pursuant to the provisions of *Section 1.6.3*).

2.3.2 ***Non-qualified and Incentive Stock Options.*** At the time of grant, the Committee will determine (a) whether all or any part of a stock option granted to an eligible recipient will be a Non-qualified Stock Option or an Incentive Stock Option and (b) the number of shares subject to such option; *provided, however*, that (1) to the extent a stock option is an Incentive Stock Option, the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which the Incentive Stock Option is exercisable for the first time by an eligible Employee during any calendar year (under all such plans of NBTY and of any subsidiary corporation of NBTY) will not exceed $100,000 and (2) no Incentive Stock Option (other than an Incentive Stock Option that may be assumed or issued by the Company in connection with a transaction to which Section 424(a) of the Code applies) may be granted to a person who is not eligible to receive an Incentive Stock Option under the Code. The form of any stock option which is entirely or in part an Incentive Stock Option will clearly indicate the extent to which such stock option is an Incentive Stock Option or, if applicable, the number of shares subject to the Incentive Stock Option.

2.3.3 ***Exercise Price.*** The exercise price per share with respect to each stock option will be determined by the Committee but will not be less than the Fair Market Value of the Common Stock (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110% of the Fair Market Value). Unless otherwise noted in the Award Agreement, the Fair Market Value of the Common Stock will be its closing price on the New York Stock Exchange on the date of grant of the Award of stock options.

2.3.4 ***Term of Stock Option.*** In no event will any stock option be exercisable after the expiration of 10 years (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 5 years) from the date on which the stock option is granted.

2.3.5 ***Exercise of Stock Option and Payment for Shares.*** The shares of Common Stock covered by each stock option may be purchased in such installments as will be determined in the Award Agreement at the time the stock option is granted. Subject to any limitations in the applicable Award Agreement, any shares not purchased on the applicable installment date may be purchased thereafter at any time before the final expiration of the stock option. To exercise a stock option, the holder thereof must give written notice to NBTY specifying the number of shares to be purchased, accompanied by payment of the full purchase price therefor in cash or by certified or official bank check or in another form as determined by the Company, including: (a) personal check, (b) previously acquired shares of Common Stock that the Grantee has held for at least six (6) months (or such shorter period as the Committee may permit, provided that such shorter period will not require the Company to recognize an increased compensation expense under applicable accounting principles), valued as of the exercise date, and of the same class as those to be granted by exercise of the stock option, (c) any other form of consideration approved by the Company and permitted by applicable law and (d) any combination of the foregoing. Any person exercising a stock option will make such representations and agreements and furnish such information as the Committee may in its discretion deem necessary or desirable to assure compliance by NBTY, on terms acceptable to NBTY, with the provisions of the Securities Act and any other applicable legal requirements. If a Grantee so requests, shares purchased may be issued in the name of the Grantee and another jointly with the right of survivorship.

2.3.6 ***Repricing.*** Except as otherwise permitted by *Section 1.6.3*, reducing the exercise price of stock options issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the exercise price), will require approval of the stockholders of NBTY.

2.3.7 ***Repayment if Conditions Not Met.*** If the Committee determines that all terms and conditions of the Plan and a Grantee's stock option Award Agreement in respect of exercised stock options were not satisfied, then the Grantee will be obligated to pay the Company immediately upon demand therefor, an amount equal to the excess of the Fair Market Value (determined at the time of exercise) of the shares of Common Stock that were delivered in respect of such exercised stock option over the exercise price paid therefor, without reduction for any shares of Common Stock applied to satisfy withholding tax or other obligations in respect of such shares.

2.4 Stock Appreciation Rights

2.4.1 ***Grant.*** Stock appreciation rights may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee may determine; *provided, however,* that the maximum number of shares of Common Stock as to which stock appreciation rights may be granted under the Plan to any eligible recipient in any one fiscal year may not exceed 150,000 shares (as adjusted pursuant to the provisions of *Section 1.6.3*).

2.4.2 ***Exercise Price.*** The exercise price per share with respect to each stock appreciation right will be determined by the Committee but will not be less than the Fair Market Value of the Common Stock. Unless otherwise noted in the Award Agreement, the Fair Market Value of the Common Stock will be its closing price on the New York Stock Exchange on the date of grant of the Award of stock appreciation rights.

2.4.3 ***Term of Stock Appreciation Right.*** In no event will any stock appreciation right be exercisable after the expiration of 10 years from the date on which the Stock Appreciation Right is granted.

2.4.4 ***Exercise of Stock Appreciation Right and Delivery of Shares.*** Each stock appreciation right may be exercised in such installments as may be determined in the Award Agreement at the time the stock appreciation right is granted. Subject to any limitations in the applicable Award Agreement, any stock appreciation rights not exercised on the applicable installment date may be exercised thereafter at any time before the final expiration of the stock appreciation right. To exercise a stock appreciation right, the Grantee must give written notice to NBTY specifying the number of stock appreciation rights to be exercised. Upon exercise of stock appreciation rights, shares of Common Stock with a Fair Market Value equal to (a) the excess of (1) the Fair Market Value of the Common Stock on the date of exercise *over* (2) the exercise price of such stock appreciation right *multiplied by* (b) the number of stock appreciation rights exercised will be delivered to the Grantee. Any person exercising a stock appreciation right will make such representations and agreements and furnish such information as the Committee may in its discretion deem necessary or desirable to assure compliance by NBTY, on terms acceptable to NBTY, with the provisions of the Securities Act and any other applicable legal requirements. If a Grantee so requests, shares purchased may be issued in the name of the Grantee and another jointly with the right of survivorship.

2.4.5 ***Repricing.*** Except as otherwise permitted by *Section 1.6.3*, reducing the exercise price of stock appreciation rights issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the exercise price), will require approval of the stockholders of NBTY.

2.4.6 ***Repayment if Conditions Not Met.*** If the Committee determines that all terms and conditions of the Plan and a Grantee's stock appreciation right Award Agreement in respect of exercised stock appreciation rights were not satisfied, then the Grantee will be obligated to pay the Company immediately upon demand therefor, an amount equal to the excess of the Fair Market Value (determined at the time of exercise) of the shares of Common Stock subject to the exercised stock appreciation rights over the exercise price therefor, without reduction for any amount applied to satisfy withholding tax or other obligations in respect of such stock appreciation rights.

2.5 Restricted Shares

2.5.1 *Grants.* The Committee may grant or offer for sale restricted shares in such amounts and subject to such terms and conditions as the Committee may determine. Upon the delivery of such shares, the Grantee will have the rights of a stockholder with respect to the restricted shares, subject to any other restrictions and conditions as the Committee may include in the applicable Award Agreement. In the event that a Certificate is issued in respect of restricted shares, such Certificate may be registered in the name of the Grantee but will be held by NBTY or its designated agent until the time the restrictions lapse.

2.5.2 *Right to Vote and Receive Dividends on Restricted Shares.* Each Grantee of an Award of restricted shares will, during the period of restriction, be the beneficial and record owner of such restricted shares and will have full voting rights with respect thereto. Unless the Committee determines otherwise in an Award Agreement, during the period of restriction, all ordinary cash dividends (as determined by the Committee in its sole discretion) paid upon any restricted share will be retained by the Company for the account of the relevant Grantee. Such dividends will revert back to the Company if for any reason the restricted share upon which such dividends were paid reverts back to the Company. Upon the expiration of the period of restriction, all such dividends made on such restricted share and retained by the Company will be paid to the relevant Grantee. Unless the applicable Award Agreement provides otherwise, extraordinary dividends, additional shares and other property distributed to the Grantee in respect of restricted shares, as dividends or otherwise, will be subject to the same restrictions applicable to such restricted shares.

2.5.3 *Repayment if Conditions Not Met.* If the Committee determines that all terms and conditions of the Plan and a Grantee's restricted share Award Agreement in respect of restricted shares which have become vested were not satisfied, then the Grantee will be obligated to pay the Company immediately upon demand therefor, an amount equal to the Fair Market Value (determined at the time such shares became vested) of such restricted shares, without reduction for any amount applied to satisfy withholding tax or other obligations in respect of such restricted shares.

2.6 Restricted Stock Units

2.6.1 *Grant.* The Committee may grant Awards of restricted stock units in such amounts and subject to such terms and conditions as the Committee may determine. A Grantee of a restricted stock unit will have only the rights of a general unsecured creditor of NBTY until delivery of shares of Common Stock, cash or other securities or property is made as specified in the applicable Award Agreement. On the delivery date specified in the Award Agreement, the Grantee of each restricted stock unit not previously forfeited or terminated will receive one share of Common Stock, cash or other securities or property equal in value to a share of Common Stock or a combination thereof, as specified by the Committee.

2.6.2 *Repayment if Conditions Not Met.* If the Committee determines that all terms and conditions of the Plan and a Grantee's restricted stock unit Award Agreement in respect of the delivery of shares underlying such restricted stock units were not satisfied, then the Grantee will be obligated to pay the Company immediately upon demand therefor, an amount equal to the Fair Market Value (determined at the time of delivery) of the shares of Common Stock delivered with respect to such delivery date, without reduction for any shares applied to satisfy withholding tax or other obligations in respect of such shares of Common Stock.

2.7 Dividend Equivalent Rights

The Committee may include in the Award Agreement with respect to any Award, other than an Award of a Nonqualified Stock Option or a stock appreciation right, a dividend equivalent right entitling the Grantee to receive amounts equal to all or any portion of the regular cash dividends that would be paid on the shares of Common Stock covered by such Award if such shares had been delivered pursuant to such Award. The Grantee of a dividend equivalent right will have only the rights of a general unsecured creditor of NBTY until payment of such amounts is made as specified in the applicable Award Agreement. In the event such a provision is included in an Award Agreement, the Committee will determine whether such payments will be made in cash, in shares of Common Stock or in another form, whether they will be conditioned upon the exercise of the Award to which they relate, the time or times at which they will be made, and such other terms and conditions as the Committee will deem appropriate.

2.8 Other Stock-Based Awards

The Committee may grant other types of equity-based or equity-related Awards (including the grant or offer for sale of unrestricted shares of Common Stock) in such amounts and subject to such terms and conditions as the Committee may determine. Such Awards may entail the transfer of actual shares of Common Stock to Award recipients and may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

ARTICLE III MISCELLANEOUS

3.1 Amendment of the Plan

3.1.1 Unless otherwise provided in the Plan or in an Award Agreement, the Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, including in any manner that adversely affects the rights, duties or obligations of any Grantee of an Award.

3.1.2 Unless otherwise determined by the Board, stockholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency; provided, however, if and to the extent the Board determines that it is appropriate for Awards granted under the Plan to constitute performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code, no amendment that would require stockholder approval in order for amounts paid pursuant to the Plan to constitute performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code will be effective without the approval of the stockholders of NBTY as required by Section 162(m) of the Code and, if and to the extent the Board determines it is appropriate for the Plan to comply with the provisions of Section 422 of the Code, no amendment that would require stockholder approval under Section 422 of the Code will be effective without the approval of the stockholders of NBTY.

3.2 Tax Withholding

As a condition to the delivery of any shares of Common Stock, cash or other securities or property pursuant to any Award or the lifting or lapse of restrictions on any Award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company relating to an Award (including, without limitation, FICA tax), (a) the Company may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Grantee whether or not pursuant to the Plan (including shares of Common Stock otherwise deliverable), (b) the Committee will be entitled to require that the Grantee remit cash to the Company (through payroll deduction or otherwise) or (c) the Company may enter into any other suitable arrangements to withhold, in each case in an amount sufficient in the opinion of the Company to satisfy such withholding obligation.

3.3 Required Consents and Legends

3.3.1 If the Committee at any time determines that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award, the delivery of shares of Common Stock or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action a "***Plan Action***"), then such Plan Action will not be taken, in whole or in part, unless and until such Consent will have been effected or obtained to the full satisfaction of the Committee. The Committee may direct that any Certificate evidencing shares delivered pursuant to the Plan will bear a legend setting forth such restrictions on transferability as the Committee may determine to be necessary or desirable, and may advise the transfer agent to place a stop transfer order against any legended shares.

3.3.2 The term "***Consent***" as used in this Article III with respect to any Plan Action includes (a) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state, or local law, or law, rule or regulation of a jurisdiction outside the United States, (b) any and all written agreements and representations by the Grantee with respect to the disposition of shares, or with respect to any other matter, which the Committee may deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (c) any and all other consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory body or any stock exchange or self-regulatory agency, (d) any and all consents by the Grantee to (i) the Company's supplying to any third party recordkeeper of the Plan such personal information as the Committee deems advisable to administer the Plan, (ii) the Company's deducting amounts from the Grantee's wages, or another arrangement satisfactory to the Committee, to reimburse the Company for advances made on the Grantee's behalf to satisfy certain withholding and other tax obligations in connection with an Award and (iii) the Company's imposing sales and transfer procedures and restrictions and hedging restrictions on shares of Common Stock delivered under the Plan and (e) any and all consents or authorizations required to comply with, or required to be obtained under, applicable local law or otherwise required by the Committee. Nothing herein will require the Company to list, register or qualify the shares of Common Stock on any securities exchange.

3.4 Right of Offset

The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Grantee then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award provides for the deferral of compensation within the meaning of Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Grantee to the additional tax imposed under Section 409A in respect of an outstanding Award.

3.5 Nonassignability; No Hedging

Unless otherwise provided in an Award Agreement, no Award (or any rights and obligations thereunder) granted to any person under the Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner (including through the use of any cash-settled instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution, and all such Awards (and any rights thereunder) will be exercisable during the life of the Grantee only by the Grantee or the Grantee's legal representative. Notwithstanding the foregoing, the Committee may permit, under such terms and conditions that it deems appropriate in its sole discretion, a Grantee to transfer any Award to any person or entity that the Committee so determines. Any sale, exchange, transfer, assignment, pledge, hypothecation, or other disposition in violation of the provisions of this *Section 3.5* will be null and void and any Award which is hedged in any manner will immediately be forfeited. All of the terms and conditions of the Plan and the Award Agreements will be binding upon any permitted successors and assigns.

3.6 Change in Control

3.6.1 Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control, any outstanding Awards then held by a Grantee which are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of the date of such Change in Control.

3.6.2 In the event of a Change in Control, the Committee may, to the extent determined by the Committee to be permitted under Section 409A of the Code, but will not be obligated to: (i) cancel such awards for fair value (as determined in the sole discretion of the Committee) which, in the case of stock options and stock appreciation rights, may equal the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of shares of Common Stock subject to such stock options or stock appreciation rights over the aggregate exercise price of such stock options or stock appreciation rights, as the case may be; (ii) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its sole discretion; or (iii) provide that for a period of at least 20 days prior to the Change in Control, any stock options or stock appreciation rights will be exercisable as to all shares of Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any stock options or stock appreciation rights not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control. For the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any stock option or stock appreciation right for which the exercise price is equal to or exceeds the Fair Market Value without payment of consideration therefor.

3.6.3 If an Award is deferred compensation within the meaning of section 409A of the Code, then notwithstanding that the Award will be deemed exercisable, vested or no longer subject to lapse restrictions upon a Change in Control pursuant to Section 3.6.1, unless the Change in Control qualifies as a change in control event within the meaning of Treasury Regulation § 1.409A-3(i)(5), in no event will payment of the Award be made at a time other than the time payment would be made in the absence of a Change in Control.

3.7 Right of Discharge Reserved

Neither the grant of an Award nor any provision in the Plan or in any Award Agreement will confer upon any Grantee the right to continued Employment by the Company or affect any right which the Company may have to terminate or alter the terms and conditions of such Employment.

3.8 Nature of Payments

3.8.1 Any and all grants of Awards and deliveries of Common Stock, cash, securities or other property under the Plan will be in consideration of services performed or to be performed for the Company by the Grantee. Awards under the Plan may, in the discretion of the Committee, be made in substitution in whole or in part for cash or other compensation otherwise payable to a Grantee. Only whole shares of Common Stock will be delivered under the Plan. Awards will, to the extent reasonably practicable, be aggregated in order to eliminate any fractional shares. Fractional shares may, in the discretion of the Committee, be forfeited or be settled in cash or otherwise as the Committee may determine.

3.8.2 All such grants and deliveries of shares of Common Stock, cash, securities or other property under the Plan will constitute a special discretionary incentive payment to the Grantee and will not be required to be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any contributions to or any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Company or under any agreement with the Grantee, unless the Company specifically provides otherwise.

3.9 Non-Uniform Determinations

3.9.1 The Committee's determinations under the Plan and Award Agreements need not be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards and (c) whether a Grantee's Employment has been terminated for purposes of the Plan.

3.9.2 To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practices and to further the purposes of the Plan, the Committee may, without amending the Plan, establish special rules applicable to Awards to Grantees who are foreign nationals, are employed outside the United States or both and grant Awards (or amend existing Awards) in accordance with those rules.

3.10 Other Payments or Awards

Nothing contained in the Plan will be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.11 Plan Headings

The headings in the Plan are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.

3.12 Termination of Plan

The Board reserves the right to terminate the Plan at any time; *provided, however*, that in any case, the Plan will terminate February 24, 2018, and *provided further*, that all Awards made under the Plan before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.13 Section 409A Payment Delay

Notwithstanding any provision to the contrary herein, to the extent any payment to be made pursuant to an Award in connection with a termination of an Employee's employment (within the meaning of Treasury Regulation § 1.409A-1(h)) would be subject to the additional tax of Section 409A of the Code, the payment will be delayed until six months after such a termination (or earlier death or disability (within the meaning of Section 409A of the Code)).

3.14 Governing Law

THE PLAN WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

3.15 Choice of Forum

3.15.1 The Company and each Grantee, as a condition to such Grantee's participation in the Plan, hereby irrevocably submit to the exclusive jurisdiction of any state or federal court located in Wilmington, Delaware over any suit, action or proceeding arising out of or relating to or concerning the Plan. The Company and each Grantee, as a condition to such Grantee's participation in the Plan, acknowledge that the forum designated by this *Section 3.15.1* has a reasonable relation to the Plan and to the relationship between such Grantee and the Company. Notwithstanding the foregoing, nothing herein will preclude the Company from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of *Section 3.15.1*.

3.15.2 The agreement by the Company and each Grantee as to forum is independent of the law that may be applied in the action, and the Company and each Grantee, as a condition to such Grantee's participation in the Plan, (i) agree to such forum even if the forum may under applicable law choose to apply non-forum law, (ii) hereby waive, to the fullest extent permitted by applicable law, any objection which the Company or such Grantee now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in *Section 3.15.1*, (iii) undertake not to commence any action arising out of or relating to or concerning the Plan in any forum other than the forum described in this *Section 3.15* and (iv) agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court will be conclusive and binding upon the Company and each Grantee.

3.15.3 Each Grantee, as a condition to such Grantee's participation in the Plan, hereby irrevocably appoints the General Counsel of NBTY as such Grantee's agent for service of process in connection with any action, suit or proceeding arising out of or relating to or concerning the Plan, who will promptly advise such Grantee of any such service of process.

3.15.4 Each Grantee, as a condition to such Grantee's participation in the Plan, agrees to keep confidential the existence of, and any information concerning, a dispute, controversy or claim described in *Section 3.15*, except that a Grantee may disclose information concerning such dispute, controversy or claim to the court that is considering such dispute, controversy or claim or to such Grantee's legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute, controversy or claim).

3.16 Severability; Entire Agreement

If any of the provisions of the Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; *provided* that if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

3.17 Waiver of Claims

Each Grantee of an Award recognizes and agrees that before being selected by the Committee to receive an Award he or she has no right to any benefits under such Award. Accordingly, in consideration of the Grantee's receipt of any Award hereunder, he or she expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the Company or the Board, or any amendment to the Plan or any Award Agreement (other than an amendment to the Plan or an Award Agreement to which his or her consent is expressly required by the express terms of an Award Agreement).

3.18 No Third Party Beneficiaries

Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement will confer on any person other than the Company and the Grantee of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of *Section 1.3.4* will inure to the benefit of a Covered Person's estate and beneficiaries and legatees.

3.19 Successors and Assigns of NBTY

The terms of the Plan will be binding upon and inure to the benefit of NBTY and any successor entity contemplated by *Section 3.6.*

3.20 Waiver of Jury Trial

EACH GRANTEE WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THE PLAN.

3.21 Compliance with Section 409A of the Code

It is intended that the Plan and Awards granted hereunder comply with the provisions of Section 409A of the Code, to the extent applicable thereto. The Plan and the Awards shall be administered and interpreted in a manner consistent with this intent. Notwithstanding the foregoing, no particular tax result for an Employee with respect to any income recognized by the Employee in connection with the Plan is guaranteed under the Plan, and the Employee solely shall be responsible for any taxes, interest, penalties or other amounts imposed on the Employee in connection with the Plan.

3.22 Date of Adoption, Approval of Stockholders and Effective Date

The Plan was adopted on January 6, 2009 by the Board, subject to the approval by the stockholders of NBTY at the 2009 Annual Meeting of Stockholders on February 27, 2009. The Plan will only be effective if it is approved by the stockholders of NBTY at the 2009 Annual Meeting. If the Plan is not so approved by the stockholders of NBTY, then the Plan will be null and void in its entirety.

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